Exhibit 99.1

Yamana Gold Inc.

2019

Notice of Annual Meeting of Shareholders

Management Information Circular

What’s inside

Notice of 2019 annual meeting of shareholders		1

Message from the President and Chief Executive Officer		2

1	About the shareholder meeting	4
	Voting	4
	Message from the Executive Chairman	6
	Business of the meeting	8
	About the nominated directors	9
	2018 Board committee reports	24

2	Governance	26
	Our governance practices	26
	About the board	28
	Serving as a director	37
	Director compensation	42

3	Executive compensation	47

	Message from the chair of the compensation committee	47

	Compensation discussion and analysis	53
	Executive compensation framework	53
	Compensation governance	54
	Compensation philosophy	59
	Compensation benchmarking	60
	Elements of executive compensation and decisions for 2018	61
	CEO compensation profile	78
	Share performance	80

	2018 Compensation details	84
	Summary compensation table	84
	Cost of management analysis	86
	Outstanding share-based and option-based awards	86
	Retirement benefits	91
	Termination and double trigger change of control	92

4	Other information	95
	Other information	95
	Appendix — Charter of the board of directors	100

Notice of our 2019 annual meeting of shareholders

When	Where
May 2, 2019	Design Exchange
11 a.m. (Toronto time)	Toronto-Dominion Centre
234 Bay Street
Toronto, Ontario

You have received this management information circular because you owned common shares of Yamana Gold Inc. (Yamana) on March 15, 2019 (the record date set by the board of directors), and are entitled to vote at our 2019 annual meeting of shareholders.

Management is soliciting your proxy for the meeting. We are soliciting proxies mainly by mail, however a Yamana employee may also contact you.

Information in this circular is as of March 26, 2019, unless stated otherwise. All dollar amounts are in United States (US) dollars based on the close of business exchange rates quoted by the Bank of Canada, unless indicated as Canadian dollars (Cdn$).

On March 26, 2019, the board of directors approved the contents of this circular and authorized us to send it to all registered shareholders of record.

By order of the board of directors,

“Sofia Tsakos”

Sofia Tsakos
Senior Vice President, General Counsel and Corporate Secretary

Yamana Gold Inc.

Toronto, Ontario

March 26, 2019

Message from the President and Chief Executive Officer

We finished the year by delivering production and improving our costs, thanks to our relentless focus on operational excellence.

2018 was an exciting and successful year. We successfully carried out our strategy, our production and cost results reflect our focus on operational excellence, and our safety and environmental performance is a testament to the commitment of our people. I am proud of all that the Yamana team has achieved in 2018.

Our multi-year strategic initiatives delivered benefits to Yamana and our stakeholders. We upgraded our portfolio, built Cerro Moro, and our core mines now contribute more to our overall performance. Each of the achievements is a significant change on its own, but together boosted our performance both operationally and financially this year.

PRODUCTION AND COST BETTER THAN GUIDANCE

We finished the year by delivering production and improving our costs, thanks to our relentless focus on operational excellence. We realized our highest-ever gold production from Canadian Malartic and Jacobina, achieved gold production from Chapada and El Peñón that was above expectations, and exceeded guidance for silver and copper. And, importantly, we delivered these results at all-in sustaining costs that were lower than the guided cost ranges.

We also completed Cerro Moro on time and on budget. This new high-grade gold and silver mine has already delivered above expectation with a seamless ramp-up, and production and costs that exceeded guidance.

Our multi-year strategy includes improving mine plans to make our operations more efficient while providing scope for production increases. This will give us more certainty on production goals, and means we could issue multiple increases to our guidance last year. In 2018 we met our gold production guidance for the fourth consecutive year and production exceeded guidance for the second year in a row.

Costs are just as important as production volumes, and by making our operations more efficient, we have delivered improvements to our all-in sustaining costs over the last several years.

THE PORTFOLIO

Our portfolio is one of our core strengths. We have six high-quality assets in four countries, along with non-producing strategic assets that provide opportunities for value accretion. Eighty per cent of our revenue comes from precious metals, with copper making up the rest.

This portfolio balances diversification and concentration, a balance that contributes to our strong production track record and positioning as we move into the next cycle. It is also important that our mines are the right size, so that we have opportunities to enhance our performance at an optimal cost.

MINERAL RESERVES AND RESOURCES ESTIMATES

Gold and silver mineral reserves for our mines were unchanged, while copper reserves increased by 6.4% year over year. Jacobina, Chapada and Canadian Malartic delivered significant increases in gold measured and indicated and inferred mineral resource categories. Copper mineral resources increased by 79%. Our mineral reserves now total 12.5 million ounces, plus another 15.9 million ounces in the measured and indicated and 10.2 million ounces in the inferred resource categories. That approximately amounts to over 12 years of reserve life, which gives us plenty of opportunity to maximize value.

FINANCIAL PERFORMANCE

Our operational performance has translated to strong financial performance this year. We lowered net debt, decreased total capital expenditures, and slightly increased net free cash flow over last year. However, we also anticipate demonstrable growth in free cash flow starting in 2019, and accelerating into 2020. As our free cash flow increases, we will continue to allocate capital toward improving our balance sheet.

With an optimized portfolio of mines that are executing on plan, a declining capex intensity and a favourable debt maturity profile, Yamana is well positioned to meet its balance sheet commitments moving forward.

A WORD OF THANKS

I commend our employees across the Americas. Our success is a direct result of their expertise and incredible commitment to Yamana. I also want to thank them for their relentless pursuit of our environmental, health and safety vision of One Team, One Goal: Zero. Yamana is strongly committed to operating responsibly.

LOOKING AHEAD

With a right-sized production platform, operations that are executing on or better than plan, long mine life to drive net asset value accretion, strategic assets that offer monetization opportunities and a step-change in free cash flow for 2019, we are well positioned for the coming years. We will continue to focus on operational excellence, a disciplined approach to production and costs, free cash flow and debt reduction.

We are ready for the beginning of what is next.

Sincerely,

“Daniel Racine”

Daniel Racine

President and Chief Executive Officer

Yamana Gold Inc.

1. About the shareholder meeting

Voting	4
Message from the Executive Chairman	6
Business of the meeting	8
About the nominated directors	9
2018 Board committee reports	24

VOTING

Who can vote

If you held our common shares as of March 15, 2019, you’re entitled to vote at our 2019 annual meeting. Each common share entitles the holder to one vote on each item of business.

We’ll prepare a list of all registered shareholders of record who are entitled to vote at the meeting, as required by the Canada Business Corporations Act. Our transfer agent, AST Trust Company (Canada) (AST), will have a copy at their office and at the meeting if you want to review it.

As of March 26, 2019, we had 950,243,328 common shares issued and outstanding. Management and the board of directors are not aware of any person or company that beneficially owns (directly or indirectly) or exercises control or direction over our common shares carrying more than 10% of the voting rights.

Registered shareholders

You are a registered shareholder if you have a share certificate in your name.

Non-registered shareholders

Most of our shareholders are non-registered (or beneficial) shareholders. This means that the shares are registered in the name of either:

•      an intermediary like your brokerage firm, bank, trust company, securities dealer or broker, or trustee or administrator of a self-directed RRSP, RRIF, RESP or similar plan (your nominee), or

•      a clearing agency (like The Canadian Depository for Securities Limited) that acts on behalf of your nominee.

How to vote

Registered shareholders

Your package includes a proxy form and a consent form that allows us to send you additional mailings and documents electronically.

Voting by proxy

You can vote in person or vote by proxy. Voting by proxy is the easiest way to vote because you can appoint anyone to be your proxyholder to attend the meeting and vote your shares according to your instructions. This person does not need to be a shareholder.

The executive officers named in the proxy form (Yamana proxyholders) can act as your proxyholder and vote your shares according to your instructions.

If you appoint the Yamana proxyholders and don’t indicate your voting instructions, they will vote your shares:

•             for the nominated directors

•             for the appointment of the auditors

•             for the ‘say on pay’ vote on our approach to executive compensation as described in this circular.

If you want to appoint someone else as your proxyholder, print that person’s name in the blank space provided in the proxy form (or complete another proxy form) and send the form to AST. Make sure this person is aware that you appointed them as your proxyholder and that they must attend the meeting to vote on your behalf and according to your instructions. The shares represented by your proxy will be voted or withheld from voting according to your instructions on any ballot that may be called for at the meeting.

If you do not indicate your voting instructions or if other matters are properly brought before the meeting, your proxyholder can vote as he or she sees fit.

How to send us your proxy form

You can send your completed proxy form to AST by phone, fax, mail, email or on the internet. Follow the instructions on the proxy form included in your package.

AST must receive the completed form by 4 p.m. (Toronto time) on April 30, 2019. If the meeting is postponed or adjourned, AST must receive the form at least 48 hours (not including Saturdays, Sundays and holidays) before the meeting is reconvened. The Chairman of the meeting can accept or reject late proxies at his discretion.

Questions?

Call AST at 1.800.387.0825 or 416.682.3860.

Voting in person	If you want to attend the meeting and vote in person, do not return the proxy form because you will cast your vote at the meeting.

Non-registered shareholders

Your package includes either a proxy or voting instruction form, the consent form and a copy of our 2018 annual report if you requested a copy.

Voting by proxy

We’re required by law to send meeting materials to intermediaries and clearing agencies to distribute them to our non-registered (beneficial) shareholders. Intermediaries often use service companies (like Broadridge Financial Solutions, Inc.) to send the materials.

We send meeting materials to brokers, intermediaries, custodians, nominees and fiduciaries and request the materials be sent to beneficial shareholders promptly. We will pay for the distribution of the meeting materials by clearing agencies and intermediaries to objecting beneficial shareholders.

If you’re a non-registered shareholder and have not waived the right to receive these materials, your intermediary must send you the notice of the meeting, the circular, a consent form to receive supplemental mailings, a copy of our 2018 annual report if you requested a copy and documents by electronic delivery, and either a voting instruction form (not signed by your intermediary) or a proxy form (signed by your intermediary):

•             voting instruction form (not signed by your intermediary) — a one page, pre-printed form or a regular printed proxy form with a page of instructions that includes a removable label with a bar code and other information. Complete the form, sign it and follow the instructions for affixing the label to the form before sending it to your intermediary or service provider. You must properly affix the label to the form for it to be valid.

•             proxy form (signed by your intermediary) — typically signed by a facsimile or stamped signature and is restricted to the number of shares you beneficially own. Complete the form and then follow the instructions for returning it. Do not sign the form because it has already been signed by your intermediary.

Be sure to send back your completed form as soon as possible so your intermediary (the registered shareholder) has enough time to carry out your voting instructions.

Voting in person	If you want to attend the meeting and vote in person, follow the instructions provided by your intermediary.

Changing your vote

	Registered shareholders	Non-registered shareholders
You can provide new voting instructions if you change your mind about how you want to vote your shares

Revoke your proxy by sending a notice in writing by you or your authorized attorney (or by a duly authorized officer or attorney if the registered shareholder is a corporation) to our head office:

Yamana Gold Inc.
Royal Bank Plaza, North Tower
200 Bay Street, Suite 2200
Toronto, Ontario M5J 2J3
Attention: Sofia Tsakos, Senior Vice President, General Counsel and Corporate Secretary

You can send the notice up to 4 p.m. (Toronto time) on April 30, 2019, or give it to the Chairman of the meeting on the day of the meeting or in any other manner permitted by law.

Follow the instructions provided by your intermediary to revoke your proxy.

Message from the Executive Chairman

We have made excellent progress against our strategic priorities, generating momentum that will propel us well into 2019 and the next 15 years.

Yamana was founded on July 31, 2003 with a mission to mine precious metals profitably and responsibly. It is a mission that has remained constant in the 15 years since we took early stage Brazilian mining assets public. During our short history, we have made excellent progress against our strategic priorities, generating momentum that will propel us well into 2019 and the next 15 years.

Among the commitments we made years ago was to ensure we had a progressive and evolving governance approach, which is a commitment we continue to maintain today. Governance in a broad sense takes into account our ability to manage, provide oversight, effectively manage existing and develop new operations and ensure we deal fairly and safely with our employees, the communities in which we function and the environment we manage. Allow me to highlight some of these broad governance successes from this past year and few years before that.

A STRONG MANAGEMENT TEAM

We continued to enhance our senior management team in 2018. The team is now centralized in our head office in Toronto, so the mine sites have a direct reporting line to the corporate office. This structural change increased communication and efficiency, and gave senior management a direct line of sight into our operations and projects. We also upgraded the bench strength of our senior management team, so we can support our pursuit of operational excellence with experience from a range of mine types, jurisdictions and skill sets.

We completed succession plans for our executive officers and, most recently, in August, we made one more change. We separated the Chairman and Chief Executive Officer role, promoting our Chief Operating Officer to President and Chief Executive Officer, while I took on the role of Executive Chairman. Our board believes this change will make sure that we are continuing to plan for the future while maintaining the operational expertise we need for today. This change will allow us to do both, responsively and responsibly, and is consistent with our ongoing focus on management effectiveness.

I feel energized by the challenge of focusing my time and attention on spearheading the strategic business and corporate development efforts for longer-term value creation as well as representing Yamana to key governments and similar stakeholders in order to navigate various geopolitical and socioeconomic issues. I will continue to actively engage with our stakeholders and ensure that they continue to be informed of our ongoing performance and strategic visions. I will continue to engage with our shareholders not only in relation to investment discussions, but also those relating to sustainability and governance issues. Furthermore, along with the chairperson of the compensation committee, we will continue to engage with our shareholders to discuss topics relating to the design and governance of executive compensation.

AN EFFECTIVE BOARD

We also continued to improve the effectiveness of our board to provide stronger stewardship and strategic direction. We have been refreshing our board for the past several years — five of our 10 independent directors joined the board in the last five years. We have diversified the board’s range of perspectives, driven in part by a broader goal of achieving gender equality and diversity. Four of our directors are women, which takes us very close to achieving our goal of having women represent at least 40% of the board.

AN UPGRADED PORTFOLIO

In 2018, we upgraded and right-sized our portfolio. We focused more on the assets and opportunities that can deliver the most value to our various stakeholders so that our core mines contribute more to overall performance. For example, we right-sized El Peñón to deliver sustainable and predictable performance, and we repositioned Jacobina to increase production and profitability. We divested certain non-core assets, and placed others under the stewardship of a company in which we are a significant shareholder. Our decision to sell Gualcamayo was part of this strategy to right-size our portfolio, and focus on projects with greater impact.  We came to the conclusion that our management can better manage, and our board can provide better oversight, with a smaller portfolio of more meaningful assets concentrated in the four countries in which we operate.

CERRO MORO COMPLETED

We successfully completed Cerro Moro on time and on budget, partly as a result of the aforementioned improvements to management and our portfolio. We also changed our project governance and management.  We concluded that by completing enhanced, detailed engineering before we deploy heavy capital, we are better able to manage project development, schedules and costs.  Cerro Moro is already a strong contributor to our overall performance, and we can expect it to support our strategy even further as production ramps up in the coming year. Successfully carrying out all of these key initiatives has enabled us to make meaningful improvements to our balance sheet. We have reduced our net debt by $209 million since 2014, even as we have built Cerro Moro, a major asset, and I expect us to generate higher cash flow and free cash flow as we move forward.

These advancements have been significant, and it has taken time for the benefits to show. But we saw the early benefits in 2017, and in our operating results for 2018, along with the successful execution of Cerro Moro, underscore the strength of our strategy.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE PERFORMANCE

Mining responsibly is just as important as mining profitably. That is why our environmental, social and governance (ESG) performance is critically important to our success. Our decision-making process includes a rigorous ESG analysis, and our ESG, health and safety initiatives in 2018 demonstrate our commitment to responsible operations.

None of our sites had any significant environmental or social incidents, and all sites began to develop quantitative scores for their social license to operate. We met our 2018 target for reporting on and closing out High Potential Incidents, we made good progress implementing the Fatal Risk Protocols, and we decreased our Total Recordable Injury Rate by 20%.

Unfortunately, despite this ongoing commitment to health and safety, we experienced a double fatality at our Gualcamayo operation, where a light vehicle carrying two maintenance contractors reversed off-road into a ravine below an elevated exploration drill platform that was under construction. We investigated the event and incorporated a number of key lessons into our procedures to prevent this type of incident from occurring again.

OUR FUTURE

Looking ahead, Yamana is well positioned to create value for our stakeholders. We have a high-quality portfolio with significant opportunities to build on our production platform and financial run-rates. We are diversified across four countries in the Americas, each with a history of mining and some of the best mining practices in the world. And we are diversified across three metals, so we also have natural hedges that absorb commodity price volatility. This truly is the beginning of what is next, and I hope you are as excited as I am to be a part of it.

As also commented by our President and Chief Executive Officer, I would like to thank our employees across the Americas whose talent, commitment and hard work have contributed to 15 outstanding years. It is a privilege to share their efforts and contributions with you. I am confident about Yamana’s future, and I look forward to working with our management, board, stakeholders and employees on continuing our successes.

With this as a broad statement of our governance approach and principles, I would like to introduce the matters for consideration at our shareholder meeting including the directors who are nominated for election to our board of directors.

Sincerely,

“Peter Marrone”

Peter Marrone
Executive Chairman
Yamana Gold Inc.

BUSINESS OF THE MEETING

1. Receive the financial statements (available at www.yamana.com)

You’ll receive management’s report to shareholders, our audited consolidated financial statements and the auditors’ report for the year ended December 31, 2018.

2. Elect the directors (see page 9)

You’ll vote on electing 11 directors to the board for a term of one year. All of the nominated directors are currently on our board and have expressed their willingness to serve another term.

Management recommends you vote for each nominated director

You can vote for or withhold your vote for the following individuals:

1. John Begeman

2. Christiane Bergevin

3. Andrea Bertone

4. Alexander Davidson

5. Robert Gallagher

6. Richard Graff

7. Kimberly Keating

8. Nigel Lees

9. Peter Marrone

10. Jane Sadowsky

11. Dino Titaro

3. Appoint the auditors (see also our annual information form at www.yamana.com)

You’ll vote on appointing Deloitte LLP, Chartered Professional Accountants (Deloitte) as our external auditors until the end of the next annual meeting.

Management recommends you vote for the appointment of Deloitte as our auditors

The table below shows the fees paid to Deloitte in 2018 and 2017. You can read about auditor independence in the audit committee report on page 24.

Cdn$, year ended December 31	2018	2017
Audit fees	$3,062,000	$3,178,000
for the audit of our annual consolidated financial statements and certain statutory audits outside of Canada
Audit-related fees	$792,000	$764,000
for services related to translations, quarterly review engagement, bond offering
Tax fees	$319,000	$74,000
for professional services for tax compliance, tax advice and tax planning
All other fees	$208,000	$178,000
for assurance on conflict free gold report and assurance on ESTMA report
Total fees	$4,381,000	$4,194,000

4. Have a ‘say on pay’ (see page 47)

We hold a shareholder advisory vote on executive compensation because we believe it’s important to receive shareholder feedback on this issue. You’ll find a complete discussion of our executive compensation program and the board’s decisions on executive pay for 2018 starting on page 61.

At last year’s meeting, 92.15% of the votes were cast in favour of our approach to executive pay, following a comprehensive review of our executive compensation program and governance practices, extensive changes to the compensation program, and engagement with approximately 40% of our shareholder base.

Results of an advisory vote are non-binding on the board, however if a majority of the shares are not voted for our approach to executive compensation, the board will meet with shareholders to discuss their concerns. The board will disclose the levels of engagement and the outcome of these discussions in the management information circular for the next annual meeting of shareholders.

Management recommends you vote for our approach to executive compensation as described in this circular

5. Other business

We’re not aware of any other business that may be properly brought before the meeting.

ABOUT THE NOMINATED DIRECTORS

According to our articles, our board must have three to 15 directors.

We consider diversity of background, skills, age, culture, geography, experience and gender when reviewing potential director candidates, and the 11 directors nominated this year represent a strong and diverse mix of experience in finance, mining, engineering, sustainability, risk management, metallurgy, mergers and acquisitions and international business — key skills for overseeing our affairs and guiding our strategic growth. We believe that our board is an appropriate size and comprises the appropriate scale for the company and, as such, we have committed to not increase the size of the board beyond this level. Any addition to the board would follow a replacement based on retirement or other reason.

Forty per cent of this year’s independent director nominees are women (see page 34 for more about board diversity). We have a retirement policy that requires directors to tender their resignation when they turn 75. The board chose to extend the term of one of our nominees who is standing for re-election. You can read more about our retirement policy on page 41.

Elected directors will hold office until the end of our next annual meeting, unless they step down for any reason under the terms of our by-laws. Management does not believe that any of them will not be able to serve, but if this happens, your proxyholder can vote for another person using their best judgment.

You can read about the nominated directors beginning on page 11, including information they’ve provided about the Yamana common shares and deferred share units (DSUs) they beneficially own, directly or indirectly, or exercise control or direction over. Holdings are as at February 22, 2019 and the market values are based on Cdn$3.55 per share (the closing price of Yamana shares on the TSX on February 21, 2019), converted using the exchange rate of Cdn$1.00 = US$0.7578 on that date). See page 43 for more information about director share ownership.

An independent and diverse board

We believe it is critical to assemble a strong and effective board that has an overall mix of skills and gender diversity. We have a formal goal that at least 40% of our directors should be female.

Majority voting

Any director who doesn’t receive at least a majority of for votes (50% plus one) must tender his or her resignation to the board within five days of the vote.

The corporate governance and nominating committee will review the vote and the board will accept the resignation unless there are exceptional circumstances. The board will make its decision within 90 days of the relevant shareholders meeting and then promptly issue a press release with the results and the reasons for the decision. The resignation will take effect when accepted by the board. The director does not participate in any committee or board discussions on the matter.

If the board accepts the resignation, it can appoint a new director to fill the vacancy, as allowed by law.

This policy only applies when director elections are uncontested.

Serving together on other boards

Mr. Richard Graff and Ms. Andrea Bertone both serve on the board of directors of DMC Global Inc. as of the date of this circular.

None of the nominated directors or our executives, or their associates or affiliates, has a direct or indirect material interest (as a beneficial shareholder or in any other way) in any item of business, other than the election of directors. No informed person or nominated director, or their associates or affiliates, has a direct or indirect material interest in any transaction since the beginning of Yamana’s most recently completed financial year, or in any proposed transaction that has had or would have a material effect on Yamana or any of our subsidiaries.

John Begeman

Age: 64

South Dakota, United States

Company director

Director since May 2007 / Independent

Areas of expertise

• Mining operations

• Other extractive industries

• Risk management

• Sustainability

• Finance/Accounting

• Capital markets

• International business

• Project management/Technical services

John Begeman is a Professional Mining Engineer with over 40 years of mining experience. His extensive experience in the mining industry, combined with his background in precious metals operations, executive and project development management, provide valuable industry insight and perspective to both the board and management. He currently sits on the board of directors of African Gold Group Inc. and Premier Gold Mines Limited. He has been the Executive Chairman of the board of Premier Gold Mines Limited since 2015.

Mr. Begeman previously served as a director of Aberdeen International Inc., the President and Chief Executive Officer of Avion Gold Corporation, as the Chief Operating Officer of Zinifex Canada Inc. and as Vice President, Western Operations of Goldcorp Inc. Prior to his employment at Goldcorp, Mr. Begeman held various and progressive engineering and management positions with Morrison Knudsen Company’s mining operations group throughout the Western United States. His experience in executive leadership in international mining operations, permitting and community involvement assists the board and management with its ongoing business endeavours. His past environmental and social license analysis along with project risk assessment also form a broad base the board and management can draw on.

Mr. Begeman holds a B.S. in Mining Engineering, an M.S. in Engineering Management and an MBA. He has completed the Rotman-ICD Directors Education program, and is a member of the Institute of Corporate Directors and the National Association of Corporate Directors.

2018 meeting attendance
Board of directors	14 of 14	100%
Audit committee	4 of 4	100%
Sustainability committee (chair)	2 of 2	100%

2018 compensation
Total compensation	$235,500
Amount received as DSUs	$87,500 / 37%

2018 director voting results
% voted for	91.23%

	Yamana shares	DSUs	Total	Total market value	Total book value
Share ownership	10,431	181,158	191,589	$515,411	$896,113
Share ownership guidelines	Currently holds 5.1x the annual board retainer and meets the 3x requirement

Other public company boards and board committees during the last five years

African Gold Group, Inc. (since April 2017)	Audit (Chair)
Premier Gold Mines Limited (since May 2006)	Audit (Chair), Compensation
Aberdeen International Inc. (January 2015 to March 2017)	Audit, Compensation

Christiane Bergevin

Age: 56

Quebec, Canada

Company director

Director since September 2014 / Independent

Areas of expertise

• Other extractive industries

• Risk management

• Sustainability

• Finance/Accounting

• International business

• Governance

• Project management/Technical services

Christiane Bergevin is the President of Bergevin Capital, advising infrastructure and energy sector clients. She brings more than 30 years of experience in strategy, project and risk structuring, and financing of resource, transport and infrastructure projects on all continents in addition to experience in the financial sector. She is highly skilled in sustainability and community engagement aspects from an operational and governance standpoint, and served on the health, safety and corporate social responsibility committee of the board of a major oil and gas producer. As Executive Vice-President, Desjardins Group (Canadian financial cooperative institution) between 2009 and 2015, she led mergers and acquisitions, strategic partnerships and business development. She was also a member of Desjardins Group’s finance and risk management committee.

For the 19 years prior to that, Ms. Bergevin held executive positions with SNC-Lavalin Group, a global engineering and construction firm, including managing executive and subsequently President of SNC-Lavalin Capital Inc., its project finance advisory arm. She was involved in several transport and mining developments, and also served as Senior Vice-President and General Manager, Corporate Projects. Ms. Bergevin is a Director of RATP Dev, an international public transport operator and she chairs the audit committee of the board of AGF Group, a reinforcing steel and scaffolding supplier. She serves as Past Chair of the Board of Directors of the Canadian Chamber of Commerce.

Ms. Bergevin holds a Bachelor of Commerce (with Distinction) from McGill University and graduated from the Wharton School’s Business Advanced Management Program. In 2013, she was awarded the ICD.D designation by the Institute of Corporate Directors.

2018 meeting attendance
Board of directors	14 of 14	100%
Corporate governance and nominating committee	4 of 4	100%
Sustainability committee	2 of 2	100%

2018 compensation
Total compensation	$221,500
Amount received as DSUs	$175,000 / 79%

2018 director voting results
% voted for	93.85%

	Yamana shares	DSUs	Total	Total market value	Total book value
Share ownership	—	267,778	267,778	$720,374	$759,252
Share ownership guidelines	Currently holds 4.3x the annual board retainer and meets the 3x requirement

Other public company boards and board committees during the last five years

Talisman Energy Inc. (April 2009 to May 2015)	Governance & nominating, Health, safety, environment & corporate responsibility

Andrea Bertone

Age: 57

Texas, United States

Company director

Director since July 2017 / Independent

Areas of expertise

• Other extractive industries

• Risk management

• Sustainability

• Finance/Accounting

• International business

• Governance

• Project management/Technical services

Ms. Bertone has nearly 20 years of senior management experience in the energy industry in the Americas and most recently held the position of President of Duke Energy International LLC (Duke Energy), where she reported directly to the chief executive officer of the largest utility in the United States. During her seven years in this role, she was responsible for operations across South and Central America. Prior to her role as President of Duke Energy, Ms. Bertone spent nearly 10 years in increasingly senior management roles with Duke Energy and its subsidiary companies, including the role of General Counsel of Duke Energy. Ms. Bertone brings significant strategic and operational expertise acquired while operating large infrastructure assets throughout Latin America. Ms. Bertone was recently appointed to the board of directors of Peabody Energy Corp. and DMC Global Inc. in February 2019.

Ms. Bertone completed her JD at the University of São Paulo, Brazil and received her LLM from Chicago-Kent College of Law in 1995. She also completed a finance program for senior executives at Harvard Business School in 2010. She is a member of the Brazilian Bar Association.

In 2013, she received the Alumni of Distinction Award from Chicago-Kent College of Law and in 2016, she was recognized by the National Safety Council through their annual “CEOs Who Get It” program, as a leader who demonstrates personal commitment to worker safety and health.

2018 meeting attendance
Board of directors	14 of 14	100%
Audit committee	4 of 4	100%

2018 compensation
Total compensation	$216,000
Amount received as DSUs	$175,000 / 81%

2018 director voting results
% voted for	94.76%

	Yamana shares	DSUs	Total	Total market value	Total book value
Share ownership	—	91,973	91,973	$247,425	$245,046
Share ownership guidelines	Currently holds 1.4x the annual board retainer and has until July 2020 to meet the 3x requirement

Other public company boards and board committees during the last five years

DMC Global Inc. (since February 2019)	Audit, Corporate governance and nominating
Peabody Energy Corp. (since February 2019)	Audit, Health, safety, security & environmental
Duke Energy International Geração Paranapanema S.A. (2009 to February 2016)

Alexander Davidson

Age: 67

Ontario, Canada

Company director

Director since August 2009 / Independent

Areas of expertise

• Mineral exploration

• Mining operations

• Risk management

• Sustainability

• Capital markets

• International business

• Project management/Technical services

Alexander Davidson was Barrick Gold Corporation’s Executive Vice President, Exploration and Corporate Development with responsibility for international exploration programs and corporate development activities. Mr. Davidson was instrumental in Barrick’s acquisition of Lac Minerals, Sutton Resources, Arequipa Resources, Pangea Goldfields, Homestake Mining and Placer Dome Inc. Mr. Davidson joined Barrick in October 1993 as Vice President, Exploration with responsibility for the company’s expanding exploration program. He initiated Barrick’s expansion out of North America and into Latin America and beyond.

Prior to joining Barrick, Mr. Davidson was Vice President, Exploration for Metall Mining Corporation. Mr. Davidson has over 40 years of experience in designing, implementing and managing gold and base metal exploration and acquisition programs throughout the world. In April 2005, Mr. Davidson was presented the 2005 A.O. Dufresne Award by the Canadian Institute of Mining, Metallurgy and Petroleum to recognize exceptional achievement and distinguished contributions to mining exploration in Canada. In 2003, Mr. Davidson was named the Prospector of the Year by the Prospectors & Developers Association of Canada in recognition of his team’s discovery of the Lagunas Norte Project in the Alto Chicama District, Peru.

In February 2019, Mr. Davidson was awarded the Charles F. Rand Gold Medal by the American Institute of Mining Engineers in recognition of his key role in numerous acquisitions and discoveries and his leadership in developing Barrick’s unparalleled exploration programs, both of which have resulted in remarkable achievements that distinguish his remarkable career and legacy at Barrick.

Mr. Davidson received his B.Sc. and his M.Sc. in Economic Geology from McGill University. His extensive experience in the mining industry and his background in precious metal exploration and corporate development allows him to provide valuable industry insight and perspective to the board and management. Mr. Davidson also has extensive board level experience and has sat on or has chaired a number of health, safety & environment, technical, sustainability, audit, and compensation committees.

2018 meeting attendance
Board of directors	14 of 14	100%
Compensation committee	7 of 7	100%
Sustainability committee	2 of 2	100%

2018 compensation
Total compensation	$233,750
Amount received as DSUs	$87,500 / 37%

2018 director voting results
% voted for	88.16%

	Yamana shares	DSUs	Total	Total market value	Total book value
Share ownership	18,200	211,766	229,966	$618,652	$1,063,187
Share ownership guidelines	Currently holds 6.1x the annual board retainer and meets the 3x requirement

Other public company boards and board committees during the last five years

Americas Silver Corporation (since December 2014)	Chair
NuLegacy Gold Corporation (since September 2014)	Audit
Orca Gold Inc. (since January 2013)	Technical, Compensation
Capital Drilling Ltd. (since May 2010)	Audit, Safety, health and environment
Perseus Mining Ltd. (April 2016 to February 2018)	—
MBAC Fertilizer Corp. (January 2010 to June 2015)	Compensation, Safety, health and environment
U.S. Silver & Gold Inc. (July 2011 to December 2014)	Compensation
B2 Gold Corp., formerly Volta Resources Inc. (March 2011 to December 2013)	Safety, health and environment

While Mr. Davidson serves on four other public company boards, these include small-cap companies with fewer regular board responsibilities. Mr. Davidson is a highly valuable member and brings significant mining industry and executive leadership experience to Yamana’s board, and he attended all of his board and committee meetings in 2018.

Robert Gallagher

Age: 68

British Columbia, Canada

Company director

Director since August 2017 / Independent

Areas of expertise

• Mining operations

• Risk management

• Sustainability

• Finance/Accounting

• Capital markets

• International business

• Governance

• Project management/Technical services

Mr. Gallagher has more than 35 years of experience in the mining industry and is a Mineral Engineer with a specialty in mineral processing.

Most recently, he held the position of President and Chief Executive Officer at New Gold Inc. Previously, Mr. Gallagher held increasingly senior management roles at Newmont Mining Corporation over a seven-year period, including Vice President Operations, Asia Pacific; Vice President, Indonesian Operations; and General Manager, Batu Hijau.

Earlier in his career, Mr. Gallagher worked at a number of operating mines located throughout the Americas and Asia in various plant engineer, metallurgical, and mine management roles, including most notably 15 years at Placer Dome Inc. Mr. Gallagher brings considerable project development and operational experience to the Board.

He has been recognized by industry associations for his contributions throughout his career, most notably in 2013 he accepted the Prospector & Developer Association of Canada’s Viola R. MacMillan Award for Company or Mine Development on behalf of New Gold and in 2014 he was jointly recognized by the Association for Mineral Exploration British Columbia with the E.A. Scholz Award for excellence in mine development.

2018 meeting attendance
Board of directors	14 of 14	100%
Corporate governance and nominating committee	3 of 3	100%
Sustainability committee	2 of 2	100%

2018 compensation
Total compensation	$219,750
Amount received as DSUs	$175,000 / 80%

2018 director voting results
% voted for	91.10%

	Yamana shares	DSUs	Total	Total market value	Total book value
Share ownership	29,100	86,324	115,424	$310,512	$310,387
Share ownership guidelines	Currently holds 1.8x the annual board retainer and has until August 2020 to meet the 3x requirement

Other public company boards and board committees during the last five years

Capstone Mining Corp. (since November 2016)	Technical, health, environment, safety and sustainability
Japan Gold Corp. (since September 2016)	Compensation
Southern Arc Minerals Inc. (since January 2011)	—
Dynasty Gold Corp. (June 2009 to April 2017)	Audit
New Gold Inc. (June 2008 to June 2016)	—

Richard Graff (Lead Director)

Age: 72

Colorado, United States

Company director

Director since October 2007 / Independent

Areas of expertise

• Mining operations

• Other extractive industries

• Risk management

• Finance/Accounting

• Governance

Richard Graff has served on numerous public boards in the mining and oil and gas industries and has served as a board chairman, chairman of audit committees, governance and nominating committees, and special committees, as well as having compensation committee experience. His extensive experience in the metals and mining industry includes accounting and financial reporting, internal control, governance and compliance initiatives, and mergers. Mr. Graff has been an advisor to the mining industry and was a member of a Financial Accounting Standards Board task force, which resulted in the issuance of accounting and financial reporting guidance in the mining industry for US GAAP. He represents a consortium of international mining companies, and has met with and provided recommendations to the International Accounting Standards Board (IASB) on financial reporting issues in the mining industry. The IASB incorporated input from these meetings into its published rules. Mr. Graff continues to organize periodic meetings in London between global mining companies and the IASB to discuss financial reporting issues affecting the industry and shares that information with the management, boards and audit committees on which he serves. He also has had discussions with and provided input to the U.S. Securities and Exchange Commission on financial reporting issues in the industry.

Mr. Graff has been a speaker at industry conferences and directors’ education programs on the topics of financial reporting in the mining industry, audit committee trends, board succession, investor engagement and enterprise risk management. He currently serves as the Lead Director and chairman of the audit committee and is a member of the compensation and corporate governance and nominating committees of Alacer Gold Corp. He also serves as chairman of the audit committee and is a member of the health, safety, security and environment committee of DMC Global Inc. Mr. Graff’s extensive international experience in the mining industry, coupled with his expertise summarized above, brings insight to the board and management as to best practices with respect to accounting, corporate governance and other issues for an international public company in the mining industry.

Mr. Graff is a retired partner from PricewaterhouseCoopers LLP where he served as the audit leader in the United States for the mining industry. He received his undergraduate degree in Economics from Boston College and his post-graduate degree in Accounting from Northeastern University.

2018 meeting attendance
Board of directors	14 of 14	100%
Audit committee (chair)	4 of 4	100%

2018 compensation
Total compensation	$272,500
Amount received as DSUs	$87,500 / 32%

2018 director voting results
% voted for	92.41%

	Yamana shares	DSUs	Total	Total market value	Total book value
Share ownership	43,949	181,158	225,107	$605,581	$1,007,968
Share ownership guidelines	Currently holds 5.8x the annual board retainer and meets the 3x requirement

Other public company boards and board committees during the last five years

Alacer Gold Corp. (since June 2008)	Lead Director Audit (Chairman), Compensation, Corporate governance and nominating
DMC Global Inc. (since June 2007)	Audit (Chairman), Corporate governance and nominating, Health, safety, security and environment

Kimberly Keating

Age: 46

Newfoundland, Canada

Company director

Director since February 2017 / Independent

Areas of expertise

• Other extractive industries

• Risk management

• Sustainability

• International business

• Governance

• Project management/Technical services

Kimberly Keating is a Professional Engineer with over 20 years’ experience in the global offshore energy sector. She is currently Chief Operating Officer of the Cahill Group — one of Canada’s largest multi-disciplinary construction companies. She joined the Cahill Group in 2013 as Director of Projects and oversaw the construction and delivery of one of the largest topside modules ever built for a major offshore oil and gas development. Prior to joining the Cahill Group, Ms. Keating held a variety of progressive leadership roles, from engineering design through to construction, commissioning, production operations and field development with Petro-Canada (now Suncor Energy Inc.).

Throughout her career, Ms. Keating has made significant engineering and project management contributions to key projects in the Canadian, Norwegian and UK offshore oil and gas sectors, bringing a wealth of strategy, risk assessment, policy and technical expertise to the Yamana board.

Ms. Keating has also held numerous volunteer leadership roles, including serving as the current Vice Chair of Memorial University’s Board of Regents where she also served as Chair of the Governance & Pensions Committees, and a board director with the Dr. H. Bliss Murphy Cancer Care Foundation, Opera on the Avalon and the Oil and Gas Development Council of Newfoundland and Labrador; a government appointment to assess the long-term vision for the province’s oil and gas industry. She holds a Bachelor of Civil (Structural) Engineering degree, a Master of Business Administration, is a registered member of the Professional Engineering & Geoscientists NL (PEGNL) and holds the Canadian Registered Safety Professional (CRSP) designation. In June 2016, she was named a Fellow of the Canadian Academy of Engineers, a national institution through which Canada’s most distinguished and experienced engineers provide strategic advice on matters of critical importance to Canada.

In 2018, Ms. Keating received the Memorial University Faculty of Engineering Distinguished Alumni Award, the PEGNL Community Leadership Award, as well as the St. John’s Board of Trade Community Builder of the Year Award.

2018 meeting attendance
Board of directors	14 of 14	100%
Compensation committee	5 of 5	100%

2018 compensation
Total compensation	$218,500
Amount received as DSUs	$175,000 / 80%

2018 director voting results
% voted for	93.92%

	Yamana shares	DSUs	Total	Total market value	Total book value
Share ownership	—	122,403	122,403	$329,287	$320,255
Share ownership guidelines	Currently holds 1.9x the annual board retainer and has until February 2020 to meet the 3x requirement

Other public company boards and board committees during the last five years

None

Nigel Lees

Age: 75

(The board decided to extend Mr. Lees’ term because of his extensive knowledge and experience. You can read about our retirement policy on page 41.)

Ontario, Canada

President and Chief Executive Officer of SAGE Gold Inc.

Director since June 2005 / Independent

Areas of expertise

• Mineral exploration

• Mining operations

• Finance/Accounting

• Capital markets

• International business

• Governance

Nigel Lees has over 25 years of experience in the investment banking industry. He has served as a member of the Listings Committee of the Toronto Stock Exchange and on the audit, compensation and special committees of several publicly listed companies.

Mr. Lees has extensive experience in the mining industry particularly in North America and South America as a principal and financier. He was the founder and director of TVX Gold Inc., which merged with Kinross Gold Corporation in 2003.

Mr. Lees is currently the President of C.N. Lees Investments Limited, a private investment and consulting company, and previously served as President and Chief Executive Officer of SAGE Gold Inc., a public precious metals exploration and development company, from December 2003 to March 2019.

2018 meeting attendance
Board of directors	14 of 14	100%
Compensation committee (chair)	7 of 7	100%

2018 compensation
Total compensation	$242,500
Amount received as DSUs	$87,500 / 36%

2018 voting results
% voted for	92.36%

	Yamana shares	DSUs	Total	Total market value	Total book value
Share ownership	15,000	181,158	196,158	$527,702	$925,756
Share ownership guidelines	Currently holds 5.3x the annual board retainer and meets the 3x requirement

Other public company boards and board committees during the last five years

SAGE Gold Inc. (December 2003 to March 2019)	—
Augyva Mining Resources Inc. (August 2011 to April 2014)	Corporate governance and nominating, Compensation

Peter Marrone (Executive Chairman)

Age: 59

Ontario, Canada

Director since July 2003 / Not independent

Areas of expertise

• Mineral exploration

• Mining operations

• Risk management

• Finance/Accounting

• Capital markets

• Governance

• International business

Peter Marrone founded Yamana in July 2003 and has been instrumental in the company’s strategic development and operational growth. Mr. Marrone currently serves as Executive Chairman and previously served as Yamana’s Chief Executive Officer from July 2003 until August 2018.

Mr. Marrone has more than 30 years of mining, business and capital markets experience, bringing an important range of extensive and diverse financial, legal and business experience to the company. He has been on the boards of a number of public companies and advised companies with a strong South American and North American presence.

Prior to Yamana, Peter Marrone was the head of investment banking at a major Canadian investment bank and before that, practised law in Toronto with a strong focus on corporate law, securities law and international transactions.

2018 meeting attendance
Board of directors	14 of 14	100%

2018 compensation
CEO/Executive Chairman total compensation	$5,137,263
Amount received as RSUs	$600,000 / 12%

2018 director voting results
% voted for	85.86%

	Yamana shares	DSUs/ RSUs	Total	Total market value	Total book value
Share ownership	1,725,687	3,197,691	4,923,378	$13,244,822	$34,699,329
CEO share ownership guidelines	Currently holds 22.4x his annual base salary and exceeds his 3x requirement

Other public company boards and board committees during the last five years

Leagold Mining Corporation (since May 2018)

MBAC Fertilizer Corp. (December 2009 to July 2015)

Jane Sadowsky

Age: 57

New York, United States

Company director

Director since September 2014 / Independent

Areas of expertise

• Other extractive industries

• Risk management

• Finance/Accounting

• Capital markets

• International business

• Governance

Jane Sadowsky retired from Evercore Partners as a Senior Managing Director and Head of the Power & Utility Group in 2011, after more than 22 years as an investment banker. Prior to Evercore Partners, she was a Managing Director and Group Head at Citigroup’s Investment Bank and began her investment banking career at Donaldson, Lufkin & Jenrette.

In addition to a broad and diverse range of finance and deal-related expertise, Ms. Sadowsky has sector expertise in power and utilities and the related fields of commodities, renewables, power technology, infrastructure, and energy. She brings depth of knowledge and experience in mergers and acquisitions, public and private debt and equity, corporate restructurings and cross border transactions. While at Evercore and Citigroup, she was responsible for strategy and resultant P&L, for managing people and for internal and external collaboration. She participated in or led global committees including: compensation, fairness and valuation, diversity, mentoring and recruiting. Ms. Sadowsky has provided expert testimony in numerous US jurisdictions and the World Court.

Since retiring, Ms. Sadowsky has served as the Managing Partner for Gardener Advisory LLC, which provides consulting and advisory services predominantly in the electricity power sector to public and private sector clients in the United States and abroad. Ms. Sadowsky presents and teaches at the National Association of Corporate Directors as well as other governance forums. Ms. Sadowsky earned her MBA from the Wharton School and her BA in Political Science and International Relations from the University of Pennsylvania. Ms. Sadowsky is a National Association of Corporate Directors (NACD) Board Leadership Fellow.

2018 meeting attendance
Board of directors	14 of 14	100%
Audit committee	4 of 4	100%
Corporate governance and nominating committee	4 of 4	100%

2018 compensation
Total compensation	$238,000
Amount received as DSUs	$175,000 / 74%

2018 director voting results
% voted for	94.68%

	Yamana shares	DSUs	Total	Total market value	Total book value
Share ownership	34,950	267,778	302,728	$814,396	$859,539
Share ownership guidelines	Currently holds 4.9x the annual board retainer and meets the 3x requirement

Other public company boards and board committees during the last five years

Nexa Resources S.A. (since January 2018)	Audit
Petrofac Limited (November 2016 to May 2017)	Audit, Nomination and governance

Dino Titaro

Age: 67

Ontario, Canada

Company director

Director since August 2005 / Independent

Areas of expertise

• Mineral exploration

• Mining operations

• Risk management

• Sustainability

• Capital markets

• International business

• Governance

• Project management/Technical services

Dino Titaro has over 30 years of international experience having been involved in project management, feasibility studies, reserve estimation, due diligence studies, valuation studies, social and environmental permitting processes for mine construction and development and related risk management, as well as operational experience in the gold sector. He is the founder of Carpathian Gold Inc., a public mineral exploration company listed on the TSX, and was the President and Chief Executive Officer from January 2003 to January 2014 and a director from January 2003 to August 2014.

From 1986 to 2003, Mr. Titaro was the principal owner and President and Chief Executive Officer of A.C.A. Howe International Limited, a geological and mining consulting firm. From 1980 to 1986, Mr. Titaro was employed by Getty Mines Limited, in various supervisory roles as a geologist, working on base and precious metal projects as well as uranium, principally in resource definition stages.

Mr. Titaro previously served as the President and is currently a director and member of the audit committee of Avidian Gold Corp. Mr. Titaro has been a director and officer of several publicly traded companies in the mining, industrial and health care technology fields. Mr. Titaro holds a Master of Science degree in Geology from the University of Western Ontario. He is also a qualified person as defined by National Instrument 43-101 and is a registered P.Geo in Ontario.

2018 meeting attendance
Board of directors	14 of 14	100%
Compensation committee	7 of 7	100%
Corporate governance and nominating committee	4 of 4	100%
Sustainability committee	2 of 2	100%

2018 compensation
Total compensation	$240,750
Amount received as DSUs	$87,500 / 36%

2018 director voting results
% voted for	92.44%

	Yamana shares	DSUs	Total	Total market value	Total book value
Share ownership	21,000	181,158	202,158	$543,843	$930,952
Share ownership guidelines	Currently holds 5.3x the annual board retainer and meets the 3x requirement

Other public company boards and board committees during the last five years

Avidian Gold Corp. (since December 2017)	Audit
Carpathian Gold Inc. (January 2003 to August 2014)	—

Director meeting attendance

The table below shows director attendance in 2018. All of the directors also attended the 2018 annual meeting of shareholders.

Director	Board		Audit committee		Compensation committee		Corporate governance and nominating committee		Sustainability committee
	Number	%	Number	%	Number	%	Number	%	Number	%
John Begeman	14/14	100	4/4	100	—	—	—	—	2/2	100
Christiane Bergevin	14/14	100	—	—	—	—	4/4	100	2/2	100
Andrea Bertone	14/14	100	4/4	100	—	—	—	—	—	—
Alexander Davidson	14/14	100	—	—	7/7	100	—	—	2/2	100
Robert Gallagher[1]	14/14	100	—	—	—	—	3/3	100	2/2	100
Richard Graff	14/14	100	4/4	100	—	—	—	—	—	—
Kimberly Keating[2]	14/14	100	—	—	5/5	100	—	—	—	—
Nigel Lees	14/14	100	—	—	7/7	100	—	—	—	—
Peter Marrone	14/14	100	—	—	—	—	—	—	—	—
Jane Sadowsky	14/14	100	4/4	100	—	—	4/4	100	—	—
Dino Titaro	14/14	100	—	—	7/7	100	4/4	100	2/2	100
Overall attendance		100%		100%		100%		100%		100%

Notes

(1)         Mr. Gallagher was appointed to the corporate governance and nominating committee on January 16, 2018, and attended all meetings after his appointment.

(2)         Ms. Keating was appointed to the compensation committee on January 16, 2018, and attended all committee meetings after her appointment.

The board has a policy of meeting in camera with the independent directors at the end of each board meeting. The independent directors met 14 times in 2018.

Other information about the nominated directors

Mr. Titaro:

•      resigned as director of Royal Coal Corp. on May 9, 2012. On May 17, 2012, Royal Coal Corp. announced that the TSX Venture Exchange had suspended trading its securities because the Ontario Securities Commission had imposed a cease trade order for failure to file financial statements. The cease trade order was still in effect when this circular was printed.

•      is a former director of Carpathian Gold Inc. (Carpathian). On April 16, 2014, the Ontario Securities Commission issued a management cease trade order against the Interim Chief Executive Officer and the Chief Financial Officer of Carpathian because it hadn’t filed audited annual financial statements and related management’s discussion and analysis and certifications for the period ended December 31, 2013. The management cease trade order was lifted on June 19, 2014 after Carpathian filed the required continuous disclosure documents. Mr. Titaro was a director during the period of the management cease trade order, but did not stand for re-election and was no longer a director on August 12, 2014.

Mr. Lees was the President and Chief Executive Officer of Sage Gold Inc. from December 2003 to March 2019.

On April 30, 2018, the OSC granted a management cease trade order at Sage Gold’s request because it was unable to complete and file its audited financial statements, CEO and CFO certifications, and management’s discussion and analysis for the year ended December 31, 2017 by the filing deadline of April 30, 2018.

On July 30, 2018, the Ontario Superior Court of Justice (Commercial List) issued an order against Sage Gold, appointing Deloitte Restructuring Inc. as a receiver of its assets, undertakings and properties.

On September 5, 2018, the Ontario Securities Commission issued a failure-to-file cease trade order against Sage Gold because it had not filed its unaudited interim financial statements (and related management’s discussion and analysis certifications) for the period ended June 30, 2018, and this cease trade order was still in effect when this circular was printed.

2018 BOARD COMMITTEE REPORTS

Audit committee

Richard Graff (chair), John Begeman, Andrea Bertone (appointed January 16, 2018) and Jane Sadowsky

100% independent, met four times in 2018

All members are financially literate. Richard Graff’s strong accounting background and experience qualify him to be the committee’s financial expert and meet the requirements under US securities laws.

Primary responsibilities

Assists the board in fulfilling its financial reporting and control responsibilities to shareholders and the investment community:

•       oversees our accounting and financial reporting processes and the audit of our financial statements, including the integrity of our financial statements, our compliance with legal and regulatory requirements and the qualifications and independence of the external auditors

•       monitors our financial reporting processes and internal control systems

•       oversees the external auditors, confirms their objectivity and independence, and approves the annual audit plan

•       meets regularly with management and the external auditors

•       reviews its committee charter at least once a year.

The committee has approved this report and is satisfied that it fulfilled the responsibilities of its mandate in 2018.

See page 8 for the fees paid to the external auditors in 2018 and 2017.

You can find more information about the audit committee in our 2018 annual information form under the heading Audit Committee, available on our website (www.yamana.com) and on SEDAR (www.sedar.com).

2018 highlights

•       reviewed and approved the quarterly and annual financial results for recommendation to the board

•       reviewed our procedures for complying with The Sarbanes-Oxley Act

•       reviewed our insurance programs and any potential impact on financial reporting

•       monitored risk activity including tax issues, uninsured risks, counterparty risk, treasury risk, information technology risk and other business risks

•       reviewed carrying value of mineral properties

•       evaluated the qualifications, performance and independence of the external auditors

Compensation committee

Nigel Lees (chair), Alexander Davidson, Kimberly Keating (appointed January 16, 2018) and Dino Titaro

100% independent, met seven times in 2018

Primary responsibilities

Responsible for recommending strategy, policies and programs for compensating directors and senior management:

•      oversees Yamana’s compensation program including the incentive and retirement plans

•      reviews the CEO’s total compensation package including equity compensation, Yamana’s performance against its business goals and objectives, CEO salary levels in the mining and other relevant industries, and makes recommendations to the board

•      considers the CEO’s compensation recommendations for the other named executives, our peer group and industry data and makes recommendations to the board

•      prepares a report on executive compensation every year for developing the management information circular and reviews all executive compensation disclosure before it is publicly disclosed

•      reviews and recommends director compensation

•      reviews its committee charter at least once a year.

The committee has approved this report and is satisfied that it fulfilled the responsibilities of its mandate in 2018.

2018 highlights

•      consideration of the existing compensation program to ensure the framework continues to be in line with effective compensation practices

•     reviewed trends in executive and director compensation and governance including policies of various governance organizations, including the Canadian Coalition for Good Governance, Institutional Shareholder Services and Glass Lewis

•     set target compensation for the Executive Chairman, President and CEO and other named executives and recommended decisions for 2018 compensation to the board for approval

•      reviewed the compensation discussion and analysis section of the management information circular

Corporate governance and nominating committee

Jane Sadowsky (chair), Christiane Bergevin, Robert Gallagher (appointed January 16, 2018) and Dino Titaro

100% independent, met four times in 2018

Primary responsibilities

Develops Yamana’s corporate governance policies and practices, assesses board and committee effectiveness, and leads the process for recruiting and appointing directors and ensuring their ongoing development:

•      recommends corporate governance policies, practices and procedures

•      reviews the code of conduct and other corporate governance policies, and ensures the effectiveness of management’s system for enforcing and monitoring compliance

•      assesses shareholder proposals to be included in the management information circular and makes recommendations to the board

•      assesses board and committee effectiveness and the contribution of individual directors

•      ensures the board has an appropriate number of independent directors and that its size and composition are appropriate for effective decision-making

•      recommends selection criteria for director searches and for those nominated for election each year

•      leads director searches including retaining a search firm when necessary

•      oversees the director orientation and continuing education programs

•      reviews its committee charter at least once a year.

The committee has approved this report and is satisfied that it fulfilled the responsibilities of its mandate in 2018.

2018 highlights

•      conducted the 2018 director assessment and review

•      reviewed current trends in corporate governance

•      monitored policies distributed by various governance organizations, including the Canadian Coalition for Good Governance, Institutional Shareholder Services and Glass Lewis

•      selected educational topics for the board

•      reviewed the governance section of the management information circular

•      considered CEO succession planning and developed the Executive Chairman role as a delegated authority from the board

Sustainability committee

John Begeman (chair), Christiane Bergevin, Alexander Davidson, Robert Gallagher (appointed January 16, 2018), and Dino Titaro

100% independent, met two times in 2018

Primary responsibilities

Assists the board in overseeing sustainability, environmental, health and safety, and tailings management matters:

•      helps the board develop a corporate culture of environmental responsibility and awareness about the importance of health and safety

•      identifies the principal risks and impacts related to health, safety and the environment, and ensures sufficient resources are allocated to address them

•      oversees our corporate health, safety and environment policies and management systems to ensure compliance with applicable laws and best management practices

•      counsels management in developing policies and standards as appropriate

•      reviews management’s activities in maintaining appropriate internal and external operational, health, safety and environment audits and reviews the results

•      conducted site visits, including tailings management areas

•      reviews any compliance issues and incidents to determine, on behalf of the board, that we are taking all necessary action and have been duly diligent in carrying out our responsibilities and activities

•      investigates or arranges an investigation of any unusual health, safety and environmental performance

•      reviews monthly and annual sustainability, health, safety and environment reports

•      reviews and approves annual disclosure relating to our sustainability, health, safety and environment policies and activities

•      reviews its committee charter at least once a year.

The committee has approved this report and is satisfied that it fulfilled the responsibilities of its mandate in 2018.

2018 highlights

•      conducted monthly reviews and monitored reports by the safety, health, environment and community department

•      conducted site visits

•      reviewed the Material Issues Report, our annual sustainability report, which is available on our website

•      reviewed the sustainability section of the management information circular

2. Governance

Our governance practices	26
About the board	28
Serving as a director	37
Director compensation	42

OUR GOVERNANCE PRACTICES

Our governance practices meet the Canadian and United States requirements that apply to us, and follow best practices in general. We monitor governance developments to make sure our practices continue to be current and appropriate, and support our high standards of governance and stewardship.

Our practices meet the following Canadian requirements:

•     National Policy 58-201, Corporate Governance Guidelines — best practice guidelines for effective corporate governance, including the composition and independence of corporate boards, their functions, the effectiveness and education of directors and other items dealing with sound governance

•     National Instrument 58-101, Disclosure of Corporate Governance Practices — governance disclosure rules

•     National Instrument 52-110, Audit Committees — audit committee rules about independence and financial expertise of its members.

Most of our practices also meet the corporate governance listing standards of the New York Stock Exchange (NYSE) even though we are not required to as a foreign private issuer. You can find details about how our practices differ from the NYSE standards on our website (www.yamana.com).

Canadian Malartic was recognized by Corporate Knights as one of its “Future 40” Responsible Corporate Leaders in Canada, ranking 17th in the list of organizations that demonstrate social, environmental and governance best practices.

Yamana was also included in Sustainalytics’ Jantzi Social Index, which partners with the Dow Jones Sustainability Index to screen the top performing 50 Canadian companies from an ESG perspective. This was our tenth consecutive year of being included in the index.

In 2018, our operations were recognized nationally in Brazil, Chile and Argentina, and the Canadian Malartic Mine was recognized provincially and locally, for their positive contributions to economic and social development.

Yamana was also a finalist for the 2018 National Association of Corporate Directors (NACD) NXT awards, a multi-year initiative to highlight breakthrough board practices that promote greater diversity and inclusion.

The board and management believe that good governance is essential to managing our business, protecting employees and shareholders and enhancing shareholder value.

What we do

✓	Board independence. The majority of our board is independent. The board has a Lead Director to provide independent leadership to the independent directors. All four board committees are independent

✓	Majority voting. We have a majority voting policy for electing directors to the board

✓

Share ownership requirements. We require directors and executives to own Yamana equity to reinforce their commitment and to align with shareholders’ interests, and set minimum requirements for executive vice-presidents and senior vice-presidents

✓	Diversity policy. We have a formal diversity policy for the board and management that includes gender diversity

✓	Formal position descriptions. We have formal position descriptions for the Executive Chairman of the Board, Lead Director, each committee chair and the CEO and CFO roles

✓	Succession planning. We continually monitor our succession planning for senior executives, CEO and the board

✓	Qualified board. We have a skills matrix to assess board composition and prospective director candidates

✓	Retirement policy. We have a director retirement policy to ensure appropriate tenure and board refreshment We also have an employee retirement policy for succession planning

✓

Formal assessment. The board conducts a formal assessment of board and committee effectiveness and the contribution of individual directors. The board also assesses the performance of the Executive Chairman, CEO and other named executives

✓	Ethical conduct. Our code of conduct applies to directors, officers and employees and any party acting on our behalf or representing us (like contractors, agents and consultants)

✓	Shareholder engagement. We expanded our shareholder engagement program and are committed to ongoing engagement

✓	Accessible board. Shareholders, employees and others can contact the Executive Chairman, CEO, Lead Director and members of the board of directors

What we don’t do

x	No dual class shares. We do not have dual class shares or non-voting shares

x	No slate voting. Shareholders can vote for or withhold their vote for individual directors

ABOUT THE BOARD

We have a highly engaged board, committed to our long-term success. The board’s 11 directors have a strong and diverse mix of skills in finance, mining, exploration, sustainability, metallurgy, mergers and acquisitions and international business, among other things. Our Executive Chairman is Peter Marrone, who founded Yamana in 2003 and previously served as CEO from 2003 to August 2018.

Independence

A majority of the board is independent according to the board’s independence criteria and our governance guidelines. Our 10 independent directors have no links to Yamana, and we also have an independent Lead Director (you can read more about the Lead Director starting on page 29).

All four of the board’s standing committees consist entirely of independent directors. The board also reviews other board and committee memberships when assessing director independence for audit committee purposes. Four directors serve on the audit committees of other public companies. The board has reviewed these memberships, the directors’ financial expertise, attendance record and their other commitments and does not believe they impair their ability to effectively serve on our audit committee.

About independence

A director is independent if he or she is independent of management and free from conflicts of interest. This means that, in the view of the board, an independent director does not have a direct or indirect material relationship with Yamana or its subsidiaries that could reasonably be expected to interfere with his or her ability to exercise independent judgment.

Role of the board

The board is responsible for the stewardship of Yamana, supervising the management of our business and our affairs and acting in the best interests of the company and our shareholders.

The board’s main duties involve:

•        strategic planning

•      identifying the principal risks of our business and ensuring we implement appropriate systems to manage these risks

•      succession planning, including appointing senior management and overseeing their training and development

•      establishing a communications policy for communicating with investors and other interested parties

•      overseeing the integrity of our internal controls and management information systems

•      assessing the effectiveness of the board, its committees and the contribution of individual directors.

The board fulfills its mandate directly and through its four standing committees, which operate independently of management and report directly to the board (you can read more about the committees starting on page 24).

Role of the Executive Chairman

The Executive Chairman provides leadership to the board so it can carry out its responsibilities effectively and he chairs all board meetings in a manner that promotes meaningful discussion.

The Executive Chairman is responsible for the following duties, among others:

•      ensuring the board works together as a cohesive team with open communication

•      working with the corporate governance and nominating committee to ensure there is a process to evaluate the effectiveness of the board, board committees and individual directors at least once a year

•      acting as a liaison between the board and other members of management, to ensure a professional and constructive relationship and that both clearly understand the allocation of responsibilities and boundaries between the board and management

•      spearheading the strategic business and corporate development efforts relating to longer-term value creation

•      representing Yamana to key governments and other stakeholders.

Role of the Lead Director

The Lead Director provides leadership to the independent directors and ensures that the board’s responsibilities are well understood and respected by both the board and management. He also works closely with the Executive Chairman and CEO, providing advice and counsel as appropriate.

The Lead Director is also responsible for:

•        ensuring that the board understands its obligations to Yamana and our shareholders

•      supporting the corporate governance and nominating committee by developing criteria for potential director candidates and ensuring new directors receive adequate orientation and training

•      reviewing any director conflict of interest issues as they arise

•      ensuring the board has a process for assessing the performance of the Executive Chairman and the President and CEO and that there are appropriate succession, development and compensation plans for senior management

•      ensuring that the independent directors meet regularly, chairing these meetings and reporting the results to the Executive Chairman and the President and CEO

•      addressing any communication from shareholders or other stakeholders for the independent directors and determining the appropriate action.

Richard Graff was appointed Lead Director as of September 30, 2017. Mr. Graff is currently the chair of the audit committee and is recognized as a leading expert in financial accounting and practices for mining companies. Mr. Graff has consistently demonstrated his knowledge of the mining industry and has made valuable contributions to the oversight of Yamana, serving on our board since 2007 (see his profile on page 16).

Strategic planning

The board is directly involved in our strategic planning process.

We hold an annual offsite meeting for the board and management to focus on our strategy and budget planning. The meeting runs anywhere from one to three days and typically covers six areas:

•      assets

•      risk (government, community relations, management succession, health and safety and any gaps in board skills)

•      strategy (for the next three to five years)

•      budgets (for the next one to three years)

•      production (for the next one to five years)

•      costs (for the next one to three years).

The Executive Chairman and the President and CEO get input from the board to discuss potential agenda items, but the primary focus is to ensure a balance between costs and production, margin preservation and the generation and protection of cash flow. We believe this approach is appropriate and prudent for creating value in the prevailing commodity price environment.

At the end of the session, the board approves our corporate strategy.

The board monitors our performance by:

•      meeting at least quarterly to receive presentations by senior management on our results, the strategy and our progress in meeting our objectives for the year

•      discussing our operations, corporate governance matters and other items as appropriate

•      receiving monthly reports on our operations, health, safety, environment and community, construction activities and business development

•      reviewing quarterly reports on exploration

•      meeting after the annual meeting of shareholders and more often depending on our affairs, business opportunities or risks. Occasionally outside advisors are invited to attend.

The Executive Chairman updates the Lead Director, the committee chairs and/or the board on any significant events between regularly scheduled meetings.

Our approach to environmental, social and governance issues

Protecting the environment and maintaining a social license with the communities where we operate is key to our success. Our vision of One Team, One Goal: Zero reflects our belief that everyone at Yamana is responsible for our health and safety, environment and community (HSEC) performance.

We reinforce this belief by linking compensation to HSEC performance. It accounted for 15% of the corporate scorecard for our short-term incentive plan in 2018, based on the reporting of High Potential Incidents, completing a climate change, water and biodiversity risk assessment, and rolling out our Social License to Operate Index, in addition to other performance indicators. (You can read more about the short-term incentive plan on page 62).

We review our performance indicators annually and update them as necessary to make sure they reflect our changing HSEC priorities.

Beginning in 2019, regular reporting on HSEC metrics to the board and senior management will include environmental key performance indicators. We are also developing action plans to address the results of our Social License to Operate Index.

Governance

Overall governance of HSEC is supported by the board of directors, the corporate HSEC team, as well as an HSEC team and committee at each site.

The board of directors	Corporate	Site

The board’s sustainability committee oversees all aspects of health, safety and sustainability matters. It reviews policies, compliance issues and incidents, and ensures we have been diligent in carrying out our responsibilities and activities.

You can read more about the sustainability committee and its 2018 activities on page 25.

The corporate health, safety, environment and community (HSEC) team is led by the Senior Vice President of Health, Safety and Sustainable Development.

The team implements policy and strategy, and facilitates dialogue with external stakeholders. It also collaborates with our mine sites to co-develop standards and procedures and share best practices — any policy or strategy modifications are reviewed by our general managers, regional directors, the senior executive team and the board.

Each of our mine sites has a health, safety, environment and community team as well as a committee that is chaired by the site’s general manager.

Each committee meets at least monthly to discuss HSEC issues and solutions and other operational practices. The committees monitor the effectiveness and performance of their site’s sustainability programs and report any material issues to the general manager, who escalates matters as necessary.

Management

We have an HSEC framework that guides our approach to health, safety and sustainability. It is based on industry best practices and on the legal environment in the jurisdictions where we operate. It has five pillars (leadership, people, planning, systems and processes, and performance) and three functional elements (health and safety, environmental management, and social risk management).

This is primarily a risk-based framework that highlights industry best practices and ensures that the approach to managing HSEC is consistent at every site, while still allowing each operation to develop site-specific strategies and improvement plans. The framework is based on three key principles — risk management, integration, and external reporting and assessment:

RISK MANAGEMENT	INTEGRATION	EXTERNAL REPORTING AND ASSESSMENT

The basis of our management approach is effective risk management. Using our HSEC Framework and specific standards within the Yamana Management System (YMS), each operation effectively maps its HSEC risks and develops an approach to ensure we have fully considered:

•        all legal and contractual requirements

•        standard operating procedures

•        industry best practice

•        company objectives

•        linking outcomes and action plans to key performance metrics, development plans and internal auditing systems.

Our HSEC process involves every operation, starting with risk assessment through to implementation and monitoring.

By putting the responsibility for integrating HSEC on operational management, we improve strategic planning, implementation and ownership of results across the site and not just within a specific department.

We report on our HSEC performance annually in our material issues report, following the most current guidelines produced by the Global Reporting Initiative. We also report our energy and emissions performance to the Carbon Disclosure Project.

We maintain certifications with several external agencies, including,

•        International Cyanide Management Code

•        ISO 14001 Environmental Management Systems

•        OHSAS 18001 Occupational Health and Safety Management Systems

•        World Gold Council’s Conflict-Free Gold Standard.

The following are eight of the most material issues we regularly report on.

Business ethics and human rights	Health and safety	Community relations and social license	Water management	Tailings and waste management	Climate change	Biodiversity	Closure
Operating ethically is integral to how we do business, and our work with local stakeholders is guided by the UN’s Protect, Respect and Remedy Framework on Human Rights.	We focus on preventative or ‘leading’ performance measures, and are continuously working towards a health and safety culture of collective responsibility and accountability.	We proactively engage with stakeholders about issues that matter to them, collectively manage risks and impacts, and maximize community benefits.	We work towards reducing our consumption of fresh water and maximizing the reuse and recycling of mine water discharges to the environment.	Our best-practice tailings management and reporting, with external review, system allows the operations and corporate office to watch over each operation’s tailings-related risks.	Our operations balance improved energy use and reduce greenhouse gas emissions while also adapting to and mitigating the impacts related to climate change.	Our sites use baseline biodiversity and environmental studies to inform their reclamation activities and minimize their impact on the biodiversity of the area around their site.	We have a comprehensive mine closure plan for each operation and clear guidelines on accounting for closure costs.

How we’re managing climate change

We have a three-fold approach for managing climate change:

1. Adaptation — we monitor existing climate changes and extreme weather events that could affect our operations and modify our facilities as necessary. We regularly examine each operation to make sure that they are prepared to withstand more extreme weather events. We also prepare for changes to policies and regulations — like carbon pricing, energy reduction, and regulations around water use — that may be implemented as a response to climate change.

2. Mitigation — every operation has its own unique challenges and energy requirements, so each site is responsible for developing its own energy reduction strategy and setting their own targets. Energy efficiency programs focus on decreasing fossil fuel use and reducing our carbon footprint wherever possible, and local managers are continually evaluating emerging technologies to determine if they may be appropriate for their operations.

3. Preparedness — each operation has an emergency preparedness and response plan for extreme weather events and other foreseeable crises and emergencies. The plan, which is periodically updated and tested, ensures that if extreme events occur, site personnel and local communities are aware of their roles and responsibilities and are trained accordingly.

You can read more about our commitments, management systems and performance on our website, or in our material issues report, also on our website (www.yamana.com).

Risk oversight

We support risk management at Yamana at three levels:

The board	Board committees	Management
The board has overall responsibility for risk oversight and each board committee is responsible for overseeing risk in particular aspects of our business.	Each of the board’s standing committees is responsible for overseeing risk in particular aspects of our business. The board also has an advisory committee that focuses on risk oversight (see below).	Our Vice President, Risk Management leads our risk management activities across Yamana and reports directly to the CFO.

In August 2016, the board approved the mandate for a new advisory, ad hoc committee that focuses on risk oversight and meets when necessary. The opportunities and risks committee assists the board in overseeing corporate opportunities and the risk management framework. Specific activities include assessing any corporate activities and opportunities brought to the company, reviewing and assessing our risk management framework and critical risk management policies and monitoring Yamana’s risk profile. The committee is chaired by the Executive Chairman and has four other members. It met two times in 2018.

Enterprise risk management (ERM)

We use our enterprise risk management framework to identify, assess and mitigate our risk. It provides current accurate information about our major risks, and uses a risk register that categorizes the risks to assess and predict their likelihood of occurring.

The ERM framework minimizes the downside risk while maximizing opportunity within our risk appetite and serves as an important tool to:

•  apply appropriate resources to address the most important risks

•  formally integrate risk management into our strategic planning process and business planning

•  reduce operational volatility.

Many of our risks relate to our ability to acquire, finance, explore, develop and operate mining properties and they generally fall into five main categories of risk:

Audit and financial	Operational	Sustainability, health and safety	Regulatory, legal and political	Governance

We discuss some of the key areas of risk below.

Audit and financial risk management

We emphasize financial risk management as part of our normal operations to manage and mitigate financial risk. Management continually monitors and evaluates our risk management activity, including our banking exposure, exposure to counterparties and current mark-to-market financial contracts.

Our objective is to manage certain risks against adverse price movements so revenues are more predictable. We may use hedging from time to time to protect cash flows, including when we undertake significant projects or have specific debt servicing requirements.

Sustainability, health and safety risk management

Adhering to sustainability and health and safety standards is a high priority. Protecting the health and safety of our workers and neighbouring communities is paramount, and we incent senior management to focus on:

•  creating a culture where health and safety is paramount and never compromised

•  ensuring strong results in safety, health and environment

•  monitoring and reporting health and safety performance

•  monitoring our compliance with legislative, regulatory and corporate standards for environmental, health and safety practices and issues

•  monitoring compliance with the company’s human rights code, available on our website

•  recognizing and rewarding responsible behaviour.

The board assesses the performance of the named executives and other members of the senior management team throughout the year during specific business reviews, committee meetings, site visits and regular updates on strategy development, safety, health and environmental results, business controls, and other areas that are critical to our general performance and sustainability.

Compensation risk

The compensation committee on behalf of the board regularly reviews potential risks, which could arise as a result of the executive compensation program. See page 56 for details about compensation risk management.

In addition to existing compensation governance practices and processes, policies which help to mitigate compensation-related risks include:

•      Anti-hedging policy — Our anti-hedging policy strictly prohibits officers, directors and employees from engaging, either directly or indirectly, in the purchase of instruments that are designed to directly hedge or offset a decrease in the market value of Yamana’s common shares or other securities, including pre-paid variable forward contracts, equity swaps, collars, puts, calls or other derivative securities. We are not aware of any directors, officers or employees who have engaged in this kind of activity.

•      Clawback policy — We do not have a policy at this time but continue to monitor regulatory changes. As a foreign private issuer, we will implement a clawback policy aligned with the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, once final guidelines have been confirmed.

You can read more about risk at Yamana in the 2018 annual information form on our website (www.yamana.com) and on SEDAR (www.sedar.com).

Succession planning

We have short-term contingency plans and longer-term succession plans for our senior management team.

The board is responsible for:

•      ensuring we have an orderly succession plan for the Executive Chairman and the President and CEO

•      reviewing the succession plan for the senior management team that the Executive Chairman and the President and CEO manage

•      ensuring the succession plan includes a process for responding to an emergency situation that requires an immediate replacement of the Executive Chairman, the President and CEO, or any other member of senior management, or a replacement of any combination of these roles.

To assist the board, the Executive Chairman and the President and CEO review succession planning for each named executive on an ongoing basis and share their views with the board from time to time. The Executive Chairman and the President and CEO consider our future business strategy, the core skills and experience required to carry out the strategy, gender balance and the abilities of each individual when identifying potential successors for advancement to more senior roles.

The board discusses the management succession plans, which identify potential short and longer-term successors to the Executive Chairman, the President and CEO and potentially other executive management positions.

Diversity

Diversity policy

Our diversity policy recognizes our commitment to the principles of diversity and the importance of diverse cultural and geographic backgrounds, age, skills and experience and gender diversity when considering potential director and senior leadership candidates, including executive officers, who have the core skills and qualities for serving on our board or executive management team. The board works with the corporate governance and nominating committee when assessing candidates and considers all of these characteristics, consistent with our diversity policy.

Board diversity

A board that has a strong mix of financial, accounting and other skills, combined with business, industry and political experience, geographic representation and gender balance, provides for more effective oversight and decision-making to support our future growth.

We look for particular skills and attributes in director candidates as well as key skills and experience.

Directors must have seven core qualities and skills:

•  financial literacy

•  integrity and accountability

•  ability to engage in informed judgment

•  governance

•  strategic business development

•  excellent communication skills

•  ability to work effectively as a team.

Directors must also have strong business experience at a senior executive level, as set out in the skills matrix on page 39. The corporate governance and nominating committee updates the skills matrix every year to assist with director searches to enhance the board’s profile and technical skills.

The committee considers candidates with a broad, sophisticated business perspective and a combination of diverse skills, experience and personal attributes. The committee works with the board to define specific criteria that would enhance the board’s profile and strong technical skills. It has worked with an external search firm to assemble a broad pool of qualified candidates and also receives recommendations on potential candidates from other directors. The committee then selects the strongest candidates to meet with the board.

As a result, in 2017, we appointed two new female directors. Both women have strong extractive industry and business experience. Kimberly Keating is a Canadian professional engineer with extensive operations experience who brings strategic, risk assessment, policy and technical expertise to the board. Andrea Bertone is a US senior executive with extensive experience in the energy industry who brings a wealth of strategic, financial and operational expertise to the board.

Four of this year’s 11 nominated directors (36%) are women, compared to 20% four years ago. The table below shows the change in the board’s gender diversity over the past three years:

	2018	2017	2016
Number of female directors	4	4	3
% of female directors	36%	36%	27%

Given gender balance is one of our criteria for diversity, we have adopted a formal goal of at least 40% for gender diversity on our board. We believe it is critical to assemble an overall mix of skills for a strong and effective board and believe this can be achieved even with targets for gender diversity. The corporate governance and nominating committee reviews the diversity policy annually and assesses our diversity progress. The committee continues to monitor the issue and discusses the matter with the board on an ongoing basis. We’re making good progress toward achieving our board diversity target and anticipate being able to reach our goal over the next few years.

The board is also geographically diverse. Seven of the 11 nominated directors (64%) are Canadian and 36% are from the US, compared to 70% and 30% three years ago. The table below shows the change in the board’s geographic diversity over the past three years:

	2018	2017	2016
Canada	64%	64%	70%
US	36%	36%	30%

Leadership diversity

We are committed to the principles of diversity and the importance of gender diversity and diverse cultural and geographic backgrounds, age, skills and experience in building a strong leadership team. We have not adopted a formal goal for gender diversity on our senior leadership team at this time, but continue to consider it.

Our senior management team includes 12 women who are director level and above, representing 20% of our executive team.

The table below shows the change in our leadership diversity over the past three years:

	2018	2017	2016
Senior vice presidents	1	1	1
Vice presidents	2	2	2
Directors	9	9	10
% of women in management	20%	15%	20%

In an effort to increase diversity in senior leadership roles, our human resources group ensures that all job postings are gender neutral. We ask our internal recruitment specialists and all third-party recruitment advisors to present a diverse list of candidates that includes factors like gender.

Our leadership development program is competency based to drive improvement in leadership effectiveness. The program is aimed at producing measurable and sustainable results for each leader through our core leadership characteristics:

1.  Act with Honour and Integrity

2.  Build a High Performance Culture

3.  Inspire, Communicate, and Engage

4.  Create Alignment and Accountability

5.  Focus on Actions and Outcomes

6.  Drive Profit and Efficiencies

7.  Build Strategic Partnerships and Relationships

8.  Exhibit Superior Technical and Functional Skills

Shareholder engagement

In 2015, we began proactively engaging with shareholders about our executive compensation and governance practices and this year have reached out to over 45% of the shareholder base in Canada, the United States and Europe. We made a number of changes to our executive compensation program in 2015 as a result of feedback from shareholders.

Our Executive Chairman, President and CEO, Chair of the Compensation Committee, Senior Vice President of Human Resources, Senior Vice President, General Counsel and / or Senior Vice President of Health, Safety and Sustainable Development typically attend these meetings. Topics included our approach to governance practices, our approach to executive compensation and shareholder concerns.

This year’s meetings also included information about our approach to environmental, social and governance issues, including tailings management. You can read more about this year’s engagement and 2018 executive compensation decisions in the letter from the chair of the compensation committee on page 47.

We also have a robust investor relations program. Our Executive Chairman, President and CEO, CFO and other senior executives regularly meet current and prospective investors in one-on-one meetings, group meetings, investor conferences and site tours. The meetings generally include an investor presentation with updates on our strategic progress, operational and financial updates, and progress toward achieving our goals for the year.

Shareholders, employees and others can communicate directly with the board by writing to the board chair or the Lead Director c/o the Senior Vice President, General Counsel and Corporate Secretary:

Yamana Gold Inc.

200 Bay Street

Royal Bank Plaza, North Tower

Suite 2200

Toronto, Ontario M5J 2J3

Or email investor@yamana.com.

SERVING AS A DIRECTOR

Ethical conduct

We expect directors to use sound judgment, avoid conflicts of interest and to always act in our best interests.

Directors must disclose to the Executive Chairman any conflict of interest he or she may have and recuse themselves from any board deliberations on the matter.

We adopted a Code of Conduct (code) that applies to all directors, officers, employees and any third party acting on our behalf or representing Yamana such as contractors, agents and consultants.

The code signifies Yamana’s commitment to conducting business in accordance with the letter and spirit of the law and high standards of ethical business conduct. It governs all aspects of Yamana’s business, including governing fair competition, conflicts of interest, anti-corruption practices, and community and political involvement. The corporate governance and nominating committee reviews the code and other governance policies, and monitors compliance with the code by ensuring that all directors, officers, employees and contractors in all jurisdictions where we operate receive and familiarize themselves with the code and acknowledge their support and understanding of it. In addition, the company has adopted a Human Rights Code that reflects Yamana’s commitment to acting in accordance with Voluntary Principles on Security and Human Rights and requires the same adherence from its service providers. A copy of our Human Rights Code is available on our website.

All employees and directors are required to complete online training and annually certify that they:

•  understand and agree to abide by the code

•  will seek guidance if they are ever in doubt as to the proper course of conduct

•  will report any action that appears inconsistent with the standards set out in the code

•  are in compliance with the code, and

•  are not aware of any potential misconduct under the code that has not been reported to appropriate Yamana management.

Further, our contractors and suppliers are provided with the code upon induction into the procurement process, to train their employees who perform work for Yamana.

Any incident of non-compliance must be reported immediately in accordance with the code. There are various communication channels, which can be used to report any potential or suspected violations of the code, law, regulation or policy, including concerns about accounting internal controls over financial reporting or other auditing matters. We have also established the Yamana Integrity Helpline, which is available in all languages and jurisdictions we operate in, so anyone including employees, contractors and suppliers can make a report anonymously via the website or a toll-free phone number.

A copy of the code is available on our website (www.yamana.com) and on SEDAR (www.sedar.com). The code is available in English, Spanish and Portuguese.

The board takes steps to ensure that directors and executive officers exercise independent judgment when considering transactions and agreements. It makes sure that directors and officers are familiar with the code and, in particular, the rules concerning reporting conflicts of interest. As of this date of this circular, no informed person or nominated director, or their associates or affiliates, has a direct or indirect material interest in any transaction or proposed transaction that has had or will have a material effect on Yamana or any of our subsidiaries.

Attendance

We expect directors to attend all board meetings and all of their committee meetings in person, although they can attend by telephone in certain circumstances. We also expect directors to prepare thoroughly for each meeting (including a full review of all materials sent in advance) and to stay for the entire meeting and actively participate in the deliberations and decisions.

If there are unforeseen circumstances and a director is unable to attend a meeting, he or she is expected to contact the Executive Chairman, the President and CEO or the Corporate Secretary as soon as possible after the meeting for a briefing on the substantive elements of the meeting.

We have a strict attendance policy:

•  Directors who are residents of Canada or the US and are unable to attend at least 75% of the regularly scheduled board and/or committee meetings must tender their resignation to the chair of the corporate governance and nominating committee. This policy is only waived in exceptional circumstances.

•  Directors who are residents of other countries and are unable to attend at least 60% of the regularly scheduled board and/or committee meetings must tender their resignation to the chair of the corporate governance and nominating committee.

The policy allows us to attract director candidates who offer substantial value and skills but have significant travel burdens.

Share ownership

We require directors to hold equity in Yamana so their interests are aligned with those of our shareholders. Directors must hold three times their annual board retainer and they have three years to meet the requirement.

We value their shareholdings using the market value or book value, whichever is higher. You can read more about director share ownership on page 43.

Other directorships

We do not limit the number of public company directorships, but we consider other boards and commitments when assessing suitable director candidates to make sure they can dedicate the appropriate time, energy and focus to Yamana’s board.

One director, Mr. Davidson, serves on four other public company boards. The other boards include small-cap companies that have fewer regular board responsibilities. Mr. Davidson is a highly valued member of Yamana’s board, with significant mining industry and executive leadership experience. He has attended all board and committee meetings of which he is a member and we do not believe there is an issue with his current number of board roles.

Skills matrix

The corporate governance and nominating committee assesses the composition of the board using a skills matrix, which it updates annually to reflect specific criteria, including categories of business experience that would enhance the board’s profile and technical skills. The committee’s goal is to establish a board with a broad, sophisticated business perspective and a combination of diverse skills, experience and personal attributes. The committee has determined that there are no gaps in the necessary skills for effective board oversight.

The following reflects the skills for each director nominee for election at the meeting.

	John Begeman	Christiane Bergevin	Andrea Bertone	Alexander Davidson	Robert Gallagher	Richard Graff	Kimberley Keating	Nigel Lees	Peter Marrone	Jane Sadowsky	Dino Titaro
Board experience
Board	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Audit	✓	✓	✓	✓	✓	✓		✓	✓	✓
Governance		✓			✓	✓	✓	✓	✓	✓	✓
Sustainability	✓	✓		✓	✓		✓		✓		✓
Compensation	✓			✓	✓	✓	✓	✓	✓		✓
Business experience
Senior level executives	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Mineral exploration — experience in and understanding of mineral exploration activities				✓				✓	✓		✓
Mining operations — experience in and understanding of mining operations	✓			✓	✓	✓		✓	✓		✓
Other extractive industries — experience in and understanding of natural resources other than what the company produces	✓	✓	✓			✓	✓			✓
Risk management — knowledge or experience in identifying, assessing and managing risks as they relate to the extractive industry	✓	✓	✓	✓	✓	✓	✓		✓	✓	✓
Sustainability — understanding risks, understanding government regulations, and experience in health, safety, environment and community matters in the extractive industry	✓	✓	✓	✓	✓		✓				✓
Finance / accounting — understanding of financial statements and internal controls	✓	✓	✓		✓	✓	✓	✓	✓	✓
Capital markets — experience or understanding of financial markets and how debt and equity capital are used as a financing resource	✓			✓	✓		✓	✓	✓	✓	✓
International business — experience in business dealings in a number of different countries, including dealing with governments, legislation, opportunities and risks in different cultures	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Governance — experience in overseeing the consistent application and accountability of commonly agreed policy and guidelines within an organization		✓	✓		✓	✓	✓	✓	✓	✓	✓
Project management / technical services — experience in the planning and oversight of projects from development, planning, scheduling, contract administration and construction	✓	✓	✓	✓	✓		✓				✓

Director education

The corporate governance and nominating committee is responsible for director development and the Executive Chairman and the President and CEO provide input as appropriate.

Orientation

The corporate governance and nominating committee is responsible for ensuring that new directors receive appropriate orientation and education when they join the board. This includes:

•      written information about the duties and obligations of directors

•      information about our business and operations

•      opportunities for meetings and discussion with senior management and other directors.

Continuing education

The board believes in the importance of ongoing director education and the need for each director to be personally responsible for this process.

Each director receives access to continuously updated materials on policies and other company information through a secure electronic portal. The board also conducts the following activities as part of the continuing education program:

•      periodically canvasses the directors to determine their training and education needs and interests

•      recommend and support director participation in various independent learning courses

•      site visits for directors to see our facilities and operations

•      funding for directors to attend seminars or conferences of interest and relevant to their position as a director and member of our board committees

•      encourages and facilitates presentations by outside experts to the board or committees on topics of particular importance or emerging significance.

The table below is a summary of our 2018 continuing education program for directors. In 2018 we focused on providing educational opportunities on innovation and the current political environment based on feedback from directors. Each board member also attends various continuing education sessions on their own.

Date	Presenter	Topic	Directors attended
March 27, 2018	Abhishek Sinha Partner Financial Services Advisory practice Ernst & Young	Blockchain Primer	Peter Marrone, John Begeman, Alex Davidson, Richard Graff, Nigel Lees, Dino Titaro, Jane Sadowsky, Christiane Bergevin, Kimberly Keating, Andrea Bertone, Robert Gallagher
July 24, 2018	RBC	Gold Sector Landscape & Yamana’s Competitive Positioning	Peter Marrone, John Begeman, Alex Davidson, Richard Graff, Nigel Lees, Dino Titaro, Jane Sadowsky, Christiane Bergevin, Kimberly Keating, Andrea Bertone, Robert Gallagher
December 11, 2018	Rick McCreary Deputy Chair Investment Banking TD Securities	Precious Metals Sector Themes	Peter Marrone, John Begeman, Alex Davidson, Richard Graff, Nigel Lees, Dino Titaro, Jane Sadowsky, Christiane Bergevin, Kimberly Keating, Andrea Bertone, Robert Gallagher

Board assessment

The board has a formal process for assessing board and committee performance and the contribution of individual directors every year. The corporate governance and nominating committee carries out the assessment to determine overall effectiveness and to identify areas it may need to enhance when recruiting new director candidates for nomination to the board.

The process includes director and committee questionnaires, combined with one-on-one discussions with the Executive Chairman and/or the President and CEO about board operations and the performance of each director. The Executive Chairman, the President and CEO and each committee chair also have self-assessment discussions where directors are encouraged to suggest ways for improving board or committee practices. The assessment also includes a review of the contributions by individual directors, independence qualifications, and skills and experience in the context of the needs of the board.

The chair of the corporate governance and nominating committee summarizes the questionnaire responses and distributes the report to the directors for discussion.

The increase in female directors in 2014 and 2017 as well as the creation of the board’s new opportunities and risks committee in 2016 (as discussed on page 33) are recent outcomes of the board assessment process.

Term limits

We currently do not have term limits because we recognize the value and depth of knowledge that longer serving directors bring to the board. Yamana is also a young company, and continuity of board service has been important in overseeing our growth into an international mining company.

The corporate governance and nominating committee continues to review the matter and will recommend changes to the board as appropriate.

Retirement policy

Directors must tender their resignation to the board when they turn 75. The corporate governance and nominating committee will review the matter and recommend to the board whether or not to accept the resignation. The board will consider the circumstances and make its decision within 90 days. The nominated director does not participate in any committee or board discussions on the matter.

If the board accepts the resignation, it can, subject to any corporate law restrictions, appoint a new director to fill the vacancy.

Nigel Lees tendered his resignation when he turned 75. The committee and the board reviewed the matter and decided to extend his term because of his extensive corporate and mining industry experience, knowledge of the company given his tenure on the board, and his vast training and experience in compensation matters. As a result, he is standing for re-election in 2019. You can read his full profile on page 18.

Board renewal

The corporate governance and nominating committee consists entirely of independent directors and has developed a long-term plan for board composition that is based on our strategic direction, skills matrix, diversity policy and other factors.

Director independence, the competencies and skills of the board, core skills and qualities, the current strengths, skills and experience of each director, as well as each director’s personality and other qualities they bring to the dynamics of an effective board, are all factors that the committee takes into consideration when recruiting director candidates.

Directors suggest potential candidates to the Executive Chairman, CEO or members of the corporate governance and nominating committee from time to time, but a formal evergreen list is not maintained. Occasionally, external search firms are consulted and relied upon for introductions to or vetting of potential candidates.

DIRECTOR COMPENSATION

Our director compensation is designed to be competitive with the market. The compensation committee did not recommend any changes to director compensation in 2018, and board compensation has remained unchanged since 2012.

The following peer group to benchmark director compensation in 2018 and is the group that would be used for any future reviews of director compensation.

Agnico-Eagle Mines Limited

Alamos Gold Inc.

B2Gold Corporation

Barrick Gold Corporation

Centerra Gold Inc.

First Quantum Minerals Ltd.

Goldcorp Inc.

IAMGOLD Corporation

Kinross Gold Corporation

Kirkland Lake Gold Ltd.

Lundin Mining Corporation

Newmont Mining Corporation

Teck Resources Limited

We use the same peer group to benchmark executive compensation. See page 60 to read more about the selection criteria and changes to the peer group for 2018.

2018 Director fee schedule

Director compensation has two components: board and committee retainers (paid in DSUs and cash) and meeting fees. Directors receive half their annual board retainer in cash and the remainder in deferred share units (DSUs) to promote share ownership and align with the interests of shareholders. Directors decide once a year whether they want to receive a larger portion of their annual retainer in DSUs. You can read more about DSUs on page 43.

Retainers and fees are paid quarterly and withholding taxes apply. DSUs are issued quarterly, five days after we release our interim or annual results, using the closing price of Yamana common shares on the TSX on the day immediately before the grant date. We reimburse directors for reasonable travel and out-of-pocket expenses for attending board and committee meetings and other board duties.

Mr. Marrone is not compensated as a director because he is compensated in his role as Executive Chairman (see page 48).

Component

Retainers
Annual board retainer (all directors except the Executive Chairman)	$175,000	(minimum of 50% paid in DSUs)
Additional fee (for Lead Director)	30,000
Committee chair retainers
• Audit committee	$20,000
• Compensation committee	20,000
• Corporate governance and nominating committee	12,500
• Sustainability committee	12,500

Meeting fees (for each meeting attended)
• Board	$2,000
• Audit committee chair	2,000
• Audit committee member	2,250
• Compensation committee chair	2,000
• Compensation committee member	2,250
• Corporate governance and nominating committee chair	1,500
• Corporate governance and nominating committee member	1,750
• Sustainability committee chair	1,500
• Sustainability committee member	1,750
Consulting fees (per diem, at mine site)	$2,000

Director share ownership

We require each director to hold a minimum level of common shares or DSUs (or any combination thereof) so they have a significant at-risk investment and to align their interests with those of our shareholders.

Directors must hold three times their annual board retainer in Yamana common shares or DSUs (or any combination thereof) and maintain the minimum throughout their tenure. New directors must meet the guidelines within three years of joining the board.

All of our directors meet the requirement except our newer directors:

•      Kimberly Keating, who was appointed to the board in February 2017 and has until February 2020 to meet the requirement

•      Andrea Bertone, who was appointed to the board in July 2017 and has until July 2020 to meet the requirement

•      Robert Gallagher, who was appointed to the board in August 2017 and has until August 2020 to meet the requirement.

The corporate governance and nominating committee monitors compliance with the guidelines annually.

The Executive Chairman and the President and CEO must meet our share ownership guidelines for executives (see page 56 for details).

We calculate share ownership values using either the market value or the book value of Yamana common shares held, whichever is higher. This practice is consistent with our peers.

The table below shows each director’s equity holdings as of February 22, 2019.

	Director since	Common shares held[1] (# / $)	DSUs held[1] (# / $)	Market value of holdings[2] ($)	Book value of holdings ($)	Meets requirements	Current holdings (as a multiple of annual board retainer)
John Begeman	May 2, 2007	10,431 / 28,061	181,158 / 487,349	515,411	896,113	yes	5.1
Christiane Bergevin[3]	Sept 1, 2014	—	267,778 / 720,374	720,374	759,252	yes	4.3
Andrea Bertone[3,4]	Jul 26, 2017	—	91,973 / 247,425	247,425	245,045	No	1.4
Alexander Davidson	Aug 31, 2009	18,200 / 48,961	211,766 / 569,691	618,652	1,063,187	yes	6.1
Robert Gallagher[3,5]	Aug 25, 2017	29,100 / 78,285	86,324 / 232,228	310,512	310,387	No	1.8
Richard Graff	Oct 16, 2007	43,949 / 118,231	181,158 / 487,349	605,581	1,007,968	yes	5.8
Kimberly Keating[6]	Feb 15, 2017	—	122,403 / 329,287	329,287	320,255	no	1.9
Nigel Lees	Jun 16, 2005	15,000 / 40,353	181,158 / 487,349	527,702	925,756	yes	5.3
Peter Marrone[7]	Jul 31, 2003	1,725,687 / 4,642,426	3,197,691 / 8,602,396	13,244,822	34,699,329	yes	22.4
Jane Sadowsky[3]	Sept 1, 2014	34,950 / 94,022	267,778 / 720,374	814,396	859,539	yes	4.9
Dino Titaro	Aug 5, 2005	21,000 / 56,494	181,158 / 487,349	543,843	930,952	yes	5.3
Average director holdings as a multiple of annual board retainer							5.8

Notes

(1)          The value of common shares and DSUs held by John Begeman, Christine Bergevin, Andrea Bertone, Alexander Davidson, Robert Gallagher, Richard Graff, Nigel Lees, Peter Marrone (also holds RSUs), Jane Sadowsky and Dino Titaro has been calculated using the book value. The value of DSUs held by Kimberly Keating has been calculated using the market value.

(2)          The market value of holdings is equal to the total holdings multiplied by the closing price of Yamana common shares of Cdn$3.55 (US$2.69) on the TSX on February 21, 2019, and has been converted to US dollars using the exchange rate of Cdn$1.00 = $0.7578 on that date.

(3)          Christiane Bergevin, Andrea Bertone, Robert Gallagher, Kimberly Keating and Jane Sadowsky chose to receive their full annual board retainer in DSUs.

(4)          Andrea Bertone was appointed to the board on July 26, 2017 and has until 2020 to meet the requirement.

(5)          Robert Gallagher was appointed to the board on August 25, 2017 and has until 2020 to meet the requirement.

(6)          Kimberly Keating was appointed to the board on February 15, 2017 and has until 2020 to meet the requirement.

(7)          Peter Marrone’s current holdings are calculated as a multiple of his annual salary.

Director compensation table

The table below shows the compensation paid to directors for the year ended December 31, 2018.

In 2018, we paid a total of $2,338,500 in director compensation. Peter Marrone does not receive any director compensation because he is compensated in his role as Executive Chairman (see page 48).

	Fees earned ($)	Share-based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	All other compensation ($)	Total compensation ($)
John Begeman	140,000	87,500	—	—	8,000	235,500
Christiane Bergevin	38,500	175,000	—	—	8,000	221,500
Andrea Bertone	37,000	175,000	—	—	4,000	216,000
Alexander Davidson	138,250	87,500	—	—	8,000	233,750
Robert Gallagher	36,750	175,000	—	—	8,000	219,750
Richard Graff	177,000	87,500	—	—	8,000	272,500
Kimberly Keating	39,250	175,000	—	—	4,000	218,250
Nigel Lees	149,500	87,500	—	—	5,500	242,500
Jane Sadowsky	59,000	175,000	—	—	4,000	238,000
Dino Titaro	145,250	87,500	—	—	8,000	240,750

Notes

Fees earned

Cash portion of retainer and fees.

Share-based awards

DSU portion of retainer. Grant amounts are made in US dollars.

All other compensation

Includes fees paid for mine site visits. Does not include the value of DSUs granted as dividend payments.

All other compensation for Mr. Lees includes compensation for shareholder engagement activities.

The next table shows the breakdown of the total cash fees earned in the first column of the table above.

	Retainers		Meeting fees		Total
	Board ($)	Committee chair ($)	Board meetings ($)	Committee meetings ($)	fees earned ($)
John Begeman	87,500	12,500	28,000	12,000	140,000
Christiane Bergevin	—	—	28,000	10,500	38,500
Andrea Bertone	—	—	28,000	9,000	37,000
Alexander Davidson	87,500	—	28,000	22,750	138,250
Robert Gallagher	—	—	28,000	8,750	36,750
Richard Graff[1]	87,500	50,000	28,000	11,500	177,000
Kimberly Keating	—	—	28,000	11,250	39,250
Nigel Lees	87,500	20,000	28,000	14,000	149,500
Jane Sadowsky	—	12,500	28,000	18,500	59,000
Dino Titaro	87,500	—	28,000	29,750	145,250

(1)  Mr. Graff’s committee chair retainer includes amounts for audit committee chair and lead independent director.

Outstanding share-based and option-based awards

The table below shows the value of the DSUs held by each director as at December 31, 2018. None of the directors have any outstanding options.

	Option-based awards				Share-based awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of share- based awards not paid out or distributed ($)
John Begeman	—	—	—	—	—	—	426,252
Christiane Bergevin	—	—	—	—	—	—	630,063
Andrea Bertone	—	—	—	—	—	—	216,406
Alexander Davidson	—	—	—	—	—	—	498,271
Robert Gallagher	—	—	—	—	—	—	203,114
Richard Graff	—	—	—	—	—	—	426,252
Kimberly Keating	—	—	—	—	—	—	288,006
Nigel Lees	—	—	—	—	—	—	426,252
Jane Sadowsky	—	—	—	—	—	—	630,063
Dino Titaro	—	—	—	—	—	—	426,252

Notes

All amounts are shown in US dollars and have been converted from Canadian dollars using the exchange rate of Cdn$1.00 = $0.7330 on December 31, 2018.

Share-based awards

Market or payout value of share-based awards has been calculated using the closing price of Yamana common shares of Cdn$3.21 ($2.35) on the TSX on December 31, 2018, and converted into US dollars using the exchange rate noted above.

Incentive plan awards — Value vested or earned in 2018

The table below shows the book value of DSUs vested or earned in 2018. DSUs are paid out in cash only when the director leaves the board. None of the directors have any outstanding options.

	Option awards — value vested during the year ($)	Share awards — value earned during the year ($)	Non-equity incentive plan compensation — value earned during the year ($)
John Begeman	—	87,500	—
Christiane Bergevin	—	175,000	—
Andrea Bertone	—	175,000	—
Alexander Davidson	—	87,500	—
Robert Gallagher	—	175,000	—
Richard Graff	—	87,500	—
Kimberly Keating	—	175,000	—
Nigel Lees	—	87,500	—
Jane Sadowsky	—	175,000	—
Dino Titaro	—	87,500	—

3. Executive compensation

Message from the chair of the compensation committee	47

Compensation discussion and analysis	53
- Executive compensation framework	53
- Compensation governance	54
- Compensation philosophy	59
- Compensation benchmarking	60
- Elements of executive compensation and decisions for 2018	61
- compensation profile	78
- Share performance	80

2018 Compensation details	84
- Summary compensation table	84
- Cost of management analysis	86
- Outstanding share-based and option-based awards	86
- Retirement benefits	91
- Termination and double trigger change of control	92

Message from the chair of the compensation committee

On behalf of the board of directors and compensation committee, I want to thank you for your continued support of our approach to executive compensation, with a say on pay score of 92% at last year’s annual general meeting. We appreciate your feedback on the executive compensation program and believe that this advisory vote is important.

In 2019, we intend to continue our shareholder engagement program, meeting directly with investors to discuss topics relating to executive compensation design and governance. Invitations have been sent to over 45% of our shareholder base in Canada, the United States, Europe and Asia. You can read more about our shareholder engagement program on page 36.

Yamana will also continue to enhance its focus on environmental, social and governance (ESG) issues in 2019. In recent years shareholders have expressed interest to better understand our ESG strategy and programs. You can find a detailed discussion on page 30.

Performance results for 2018

In 2018, management focused on further positioning Yamana for future growth. We exceeded guidance production for all metals at costs that were in line with expectations, while maintaining high safety and environmental performance.

Highlights for the year included:

•      Exceeded total production targets for gold and copper at costs that were within or better than guidance, and silver production exceeded updated guidance

•      Implemented our HSEC vision of One Team, One Goal: Zero, reduced our total recordable injury frequency rate by 20% and marked the fourth consecutive year without an environmental event

•      Increased gold mineral reserves to replace 2018 mineral depletion, excluding assets that were disposed of in 2018. Measured and indicated gold mineral resources and inferred mineral resources increased by 5% and 7%, respectively

•      Increased cash return on invested capital (CROIC), above the last three-year average, demonstrating continuous improvement to earn returns on assets

•      Reduced net debt by 3% in 2018 from $1.71 billion to $1.66 billion and decreased net debt by 11% from 2014 to 2018

•      Completed construction, commissioning and start-up of Cerro Moro on time and on budget, after which Cerro Moro exceeded expectations on both production and costs through the first six months of commercial production

•      Advanced several strategic initiatives, including closing the sale of the Canadian Malartic exploration properties, the Gualcamayo mine, and completion of the business combination between Brio Gold and Leagold, in addition to the ongoing evaluation and engagement in discussions relating to scenarios to develop Agua Rica resulting in the March 2019 Integration Agreement between Yamana, Glencore International AG and Goldcorp Inc. to develop and operate the Agua Rica project using the existing infrastructure and facilities of Minera Alumbrera Limited in the Catamarca Province of Argentina

•      Successfully completed the sale of Amancaya and Mercedes Royalties, Orion Del Sur and La Pepa and facilitated negotiations of significant agreements with Fomicruz and Camyen to codify their interests and contributions.

Our efforts and commitment to health and safety continue to be a primary focus. In 2018, we experienced a double-fatality at our Gualcamayo operation, where a light-vehicle carrying two maintenance contractors reversed off-road into a ravine below an elevated exploration drill platform that was under construction. We investigated and have implemented a number of key learnings into our procedures for future prevention.

Aligning compensation with performance

Applying the executive compensation framework for 2018, corporate performance measures in the short-term incentive plan determined a score of 112.5% of target for all participants, including the named executives. The compensation committee and board agreed that this score appropriately reflected overall company performance for the year and did not use its discretion to adjust the calculated score. Together with individual performance results, short-term incentive awards for named executives ranged from 112.5% to 122.5% of target.

In contrast, the long-term incentive plan scorecard resulted in grant values equal to 75% of target, reflecting cash flow below budget and improvements to the balance sheet that were below expectations for the year. The board also considered the decline in Yamana’s share price and total shareholder return in 2018 where Yamana was positioned below the median of its gold mining industry peers.

Executive Chairman compensation

Target compensation

For 2018, Mr. Marrone was eligible for target total compensation (base salary, short-term and long-term incentive awards, pension and other compensation) of $7,749,513, based on time in his role as Chairman and CEO for the first part of the year, and then Executive Chairman beginning in August 2018.

Calculated compensation

In determining total compensation to be awarded, the board considered Yamana’s overall performance over multiple time periods and the significant contributions of the Executive Chairman during the year.

Applying the compensation framework including the scorecards for the short-term award and long-term incentive awards, Mr. Marrone’s calculated total compensation was $7,155,108.

Actual compensation

Following a comprehensive review of company performance and acknowledging a decline in total shareholder return in 2018, Mr. Marrone elected to receive, and the board approved, a reduced long-term incentive award of $600,000 (down 77% from a calculated long-term incentive grant of $2,617,846).

As a result, Mr. Marrone’s actual total compensation for 2018 was $5,137,263, which was 72% of the calculated value of $7,155,108 and 66% of the target value of $7,749,513.

President and CEO compensation

Target compensation

Mr. Racine was appointed President and CEO on August 8, 2018, and the board adjusted his base salary to $900,000, and approved an increase to $1,000,000 as of January 1, 2019.

With this change in role, target total compensation was increased to $4,446,819, including a base salary of $900,000, a target short-term incentive award of 125% of salary ($1,125,000), a target long-term incentive award of 225% of salary ($2,025,000), pension of $303,750 (15% of salary + short-term incentive) and all other compensation of $93,069.

For 2018, Mr. Racine’s target compensation reflected a weighted average of his time as EVP, Chief Operating Officer and President and CEO, resulting in a value of $3,065,997.

Actual compensation

In determining Mr. Racine’s compensation for the year, the committee and board considered the strong financial and operational performance results. Applying the executive compensation framework, actual total compensation for 2018 was $2,879,618 equal to 94% of Mr. Racine’s prorated target for the year.

This included a short-term incentive of $900,000, based on a corporate score of 112.5% of target and an individual performance score of 132% of target. The long-term incentive grant was set at 75% of target.

Thank you for your continued support

I encourage you to take some time to read the compensation discussion and analysis in this circular before you vote on our approach to executive compensation at this year’s meeting. In 2019, we will continue to actively engage directly with shareholders. Our discussions in the past have proved to be very valuable and, as always, we welcome your feedback.

If you have any questions about our executive compensation framework, the compensation decisions made for 2018 or other matters, please feel free to contact us by calling (416) 815-0220, or sending an email to investor@yamana.com.

Sincerely,

“Nigel Lees”

Nigel Lees
Chair of the compensation committee
Yamana Gold Inc.

How we think about return on capital

Mining industry shareholders continue to emphasize return on capital metrics to quantify and measure company performance. Aligned with the industry views, this has also been a focus and priority for Yamana, with a goal of optimizing the allocation of invested capital to deliver maximum returns to shareholders.

There are many return on capital measures which focus on net income, cash flows or other financial performance. The one most commonly known focuses on net income. For a capital-intensive, global mining company, net income is a volatile measure that may prove difficult to compare across companies. This volatility can arise from certain non-cash items such as mine site depreciation, depletion and amortization on a historical cost basis and the effects of operating in multiple jurisdictions including unrealized foreign exchange fluctuations and non-cash tax expenses related to unrealized exchange rates.

Recognizing this net income volatility, which may be impacted by factors outside of management’s control, we focus on another return measure that focuses on cash flows and thereby better reflects the ability of a mining company to effectively invest. We focus on Cash Flow Returns on Invested Capital (CROIC). This measure is monitored against our historical performance and our peers over certain periods of time, normally one, three or five years.

While we recognize, and track, net income or earnings based return metrics, the performance of our business is best measured on cash flows and the cash returns generated from invested capital, first on producing assets and then accounting for non-producing assets and the potential that exists therein. Cash returns align with valuation approaches for a mining enterprise that are based on net asset values and underlying cash flows generated by the enterprise.

We believe CROIC measures provide the most meaningful indication of the company’s capability to generate returns from its underlying assets. The cash flow from our operations can either go back into the business or be returned to shareholders. Our discipline to allocate capital to the best risk adjusted return investments provides the option to both take advantage of organic investment opportunities within Yamana and to provide the flexibility to return capital to shareholders in the form of regular or special dividends.

Within the producing portfolio, attention remains on the growth of mineral reserves and resources to improve production and extend mine lives, throughput increases, metal grade and recovery improvements and cost reductions that are expected to improve margins and cash flow returns. For non-producing assets, we focus on improving net asset values through exploration, drilling and rigorous technical / financial reviews. Such is the case in the ongoing technical work around Agua Rica’s underground scenario, as an example, which presents a compelling development opportunity, notably with a marked decrease in development capital while still maintaining the longer-term optionality for a large-scale open pit operation in due course.

Over time, Yamana will also consider strategic alternatives to drive returns from non-producing assets such as advancing and converting them into producing assets, developing the assets through a joint venture or monetizing the assets. The recent sale of certain jointly owned exploration properties of the Canadian Malartic Corporation including the Kirkland Lake and Hammond Reef properties for cash proceeds to Yamana of $162.5 million demonstrates our efforts to maximize returns for non-producing assets by means other than generation of cash flows from operations.

As we have a disproportionately higher portion of our invested capital currently in non-producing assets, which has the effect of reducing our overall CROIC, we began a program several years ago of conducting technical reviews of these assets to determine what should be developed with the aim to generate cash flows from operations, and what should be taken through a process of strategic review, which may lead to a monetization in whole or in part. Overall, this will result in a better balanced portfolio of cash flow generating assets as compared to our remaining invested capital, which will improve our CROIC. Simply put, CROIC is a mathematical calculation of cash flows divided by invested capital, and by increasing the proportion of the portfolio that generates cash flows from operating mines and decreasing the denominator in the calculation of CROIC, we will deliver better and increasing CROIC.

Measures of cash return

Across the spectrum of potential cash flow measures, we focus on the following:

Operating cash flow before and after working capital	Operating cash flow after sustaining capital	Operating cash flow after sustaining, expansionary and exploration capital
• Most stable measure of cash flow returns on capital • Sets a baseline for assessment of other cash flow measures	• Returns tend to vary over time • Reinforces discipline on regular capital investment • Volatility of returns can be mitigated through stable production growth	• Most volatile measure • Reflects success of investing and creating value over the longer-term

Performance is reviewed on a regular basis, with comparison to the prior year, trending over past three and five-year periods and relative to our historical cost of capital. We also review performance relative to peers, including and excluding non-producing assets as part of invested capital.

We consider these return measures by mine, on an operation by operation basis, across all of our operations, comparing these cash flows to the invested capital of these operations and overall, comparing these cash flows to our total invested capital including our non-producing assets.  As mentioned above, we have a disproportionate amount of our invested capital in large non-producing assets and our efforts are now focused on what are the strategic alternatives relating to those assets that will result in better returns from those assets and, by improving the ratio of cash flows to invested capital for assets generating cash flows, improving our overall CROIC.

Link to executive compensation

Measures of CROIC are directly embedded in our compensation program. Within the short-term incentive plan, the various measures of cash flow referred to above are incorporated as a weighted component, viewed to be indicators of short-term performance and drivers of longer-term return on capital. Within the long-term incentive plan, grant values are determined after reviewing these return measures including cash returns and earnings returns, relative to the prior year and historical levels and relative to peers. This framework is intended to create alignment between executive compensation, capital investment decisions and resulting returns through cash flow and earnings.

Looking forward

In any given year we make investment decisions that will create value for shareholders in the future. This is particularly relevant today as we have concluded investing in our newest operation, Cerro Moro over past years, increasing the asset base as construction progresses but with cash flows only beginning in the middle of 2018, negatively impacting our CROIC over that period. However, cash flow contributions (and an improving trend in our return metrics) from Cerro Moro have begun in the current year, but become most pronounced in the years to follow as it transitions to a top cash flow contributor. We expect that recent exploration successes at Cerro Moro will translate into mine life extension and a more meaningful contribution to consolidated return metrics over time.

With the completion of Cerro Moro and after completion of the Canadian Malartic Extension project, which is in progress, there will be a reduction in expansionary capital. This, when considered with the outlook for continued strong operating results, positions the Company well to deliver near-term step up changes in cash flow and net free cash flow with this effect becoming more pronounced in mid-2019 with the completion of the advanced copper sales agreement.

We are focused on increasing value through improving cash flows and returns on invested capital and increasing net asset value. In that context, our development opportunities will be managed towards such increases and improvements, although within the framework of our balance sheet objectives. In addition to the usual project gating items, project scheduling and expenditures will be largely sequential so as not to interfere with our balance sheet objectives and also the period of cash flow harvesting referred to above. Monetization of certain assets or other strategic alternatives may ultimately provide additional flexibility to both the balance sheet and project timing. Agua Rica and our interest in Leagold are two notable examples of opportunities over the 2019-2021 guidance period. We expect that progress on technical studies, stakeholder contributions and other factors such as the development and operation of Agua Rica pursuant to the March 2019 Integration Agreement between Yamana, Glencore International AG and Goldcorp Inc. will contribute to enhance the value of Agua Rica. We also expect that Leagold will continue to deliver on its development assets and business plan, ultimately generating value accretion to Yamana.

In terms of our approach to capital allocation, priority is to be given to the balance sheet objectives of leverage and gross debt targets, both of which are expected to be met during the guidance period, excluding consideration from any potential monetization. Going forward, our strategic objective is to maintain these balance sheet targets through the metal price cycle as a means to enhance financial flexibility. Importantly, this approach also affords us the ability to be opportunistic, such as to build or buy assets off cycle, with consideration to shareholder returns including dividends and buy-backs, while balancing these initiatives with the sustainability of cash flows through portfolio optimizations.

In the evaluation and assessment of projects, our approach is to target projects for which it has the technical expertise to develop and operate. We are targeting after-tax returns of a multiple of our weighted average cost of capital and, as a rule of thumb, approximately 15%. These returns may be adjusted to reflect the complexity of the construction and operation, whether technical or geopolitical.

Several organic investment opportunities are expected in the future, primarily in the Chapada district and at Canadian Malartic, which will be evaluated using our rigorous framework for capital allocation.

COMPENSATION DISCUSSION AND ANALYSIS

Our named executives for 2018 are:

Peter Marrone, Executive Chairman

Daniel Racine, President and Chief Executive Officer (President and CEO)

Jason LeBlanc, Senior Vice President, Finance and Chief Financial Officer

Greg McKnight, Executive Vice President, Business Development

Yohann Bouchard, Senior Vice President, Operations

EXECUTIVE COMPENSATION FRAMEWORK

The board believes that a sound executive compensation program directly links pay to performance, emphasizes long-term shareholder value creation and does not encourage excessive risk-taking.

We revised the executive compensation framework in 2015 to align it more closely with our annual and longer-term strategy, reflect compensation practices among industry peers and to create a more formulaic approach to compensation decisions.

Compensation elements

COMPENSATION GOVERNANCE

The compensation committee, on behalf of the board, is responsible for executive compensation at Yamana, including recommending the strategy, policies and programs for developing and compensating senior management.

Qualified and independent committee members

The committee is made up of four independent directors with experience in five key areas:

	Human resources/ compensation	Governance	Finance	Operations/ mining	Senior business executive
Nigel Lees (chair)	✓	✓	✓	✓	✓
Alexander Davidson	✓			✓	✓
Kimberly Keating (as of January 16, 2018)	✓	✓		✓	✓
Dino Titaro	✓	✓		✓	✓

All of the committee members are experienced business professionals who have the skills and experience necessary to make decisions about our executive compensation policies and practices. All have human resources and/or compensation experience as members of the compensation committees of other corporations, and all have had experience working as senior executives of mining companies.

A continuing focus on compensation governance

What we do

✓	Benchmark to industry peers. We benchmark compensation to a group of peer companies in the mining industry to ensure compensation is fair and competitive with the market

✓	Position target compensation around market median. We target compensation at the median of our compensation peer group for expected levels of performance

✓	Align executive and shareholder interests. We require senior executives (senior vice presidents and above) to own Yamana equity to align their interests with those of our shareholders

✓	Deliver the majority of total compensation in ‘at-risk’ elements. Most of what we pay our executives is variable (at risk) and not guaranteed (all but base salary)

✓	Pay for performance. We link compensation to corporate, individual and share price performance over multiple time horizons. At least 50% of the long-term incentive is granted as PSUs

✓	Use a disciplined approach to assess performance. We use specific measures and a pre-defined range of performance to calculate short-term awards and determine long-term incentive grants

✓	Cap the value of incentive compensation. We have caps in place to limit payouts of incentive awards

✓	Retain an independent compensation advisor. The compensation committee is made up of independent directors and retains an independent advisor for third party advice

✓

Use informed judgment. The committee and board can use reasonable judgment to adjust the performance factors for the short and long-term incentive awards, including downward to ensure alignment with shareholder interests

✓	Engage directly with shareholders. We engage directly with shareholders on executive compensation and other matters

✓	Provide shareholders with a ‘say on pay’. We hold an annual advisory shareholder vote on executive compensation to receive feedback on this important issue

What we don’t do (see page 56 for details)

x	No hedging. We do not allow hedging of Yamana securities by any director, officer or employee

x	No re-pricing. We do not re-price stock options or other equity incentives

x

No clawback policy. We continue to monitor regulatory developments, but do not currently have a policy. As a foreign private issuer, we will implement a clawback policy aligned with the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, once final guidelines have been confirmed

Independent and objective advice

The committee retains an independent advisor to attend committee meetings and provide ongoing support, including research and analysis, insights into human resources and compensation market trends, and advice related to executive compensation. The committee takes the advisor’s reports and recommendations into consideration when assessing compensation structure and awards, but makes its own decisions and recommendations to the board.

In November 2015 the committee retained Willis Towers Watson as its independent advisor. They are independent of management and well qualified in human resources and compensation matters.

The committee reviews the advisor’s independence every year. The committee confirmed Willis Towers Watson’s independence after reviewing the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the six factors set out by the U.S. Securities and Exchange Commission that compensation committees should consider when selecting and monitoring the independence of their compensation advisors.

The committee based its 2018 decision on the following:

•      Members of the executive compensation consulting team are not responsible for selling other Willis Towers Watson services to Yamana and receive no incentive or other compensation based on the fees charged to Yamana for other services provided by Willis Towers Watson or any of its affiliates.

•      Any services provided to Yamana or management must be pre-approved by the committee to make sure the work does not compromise Willis Towers Watson’s independence and work with the committee.

•      Willis Towers Watson’s executive compensation consulting team is separate and distinct from a team that assists Yamana’s management with an employee engagement survey every two to three years.

•      The executive compensation consultants do not have a business or personal relationship with any of the compensation committee members or management, and do not own Yamana shares other than possibly through mutual funds.

•      Willis Towers Watson has strict protocols and processes to mitigate conflicts of interests and all consultants are required to adhere to a code of conduct.

The table below shows the fees paid to Willis Towers Watson in 2018 and 2017. The 2017 fees shown below are before tax.

Compensation advisory services	2018	2017
Executive compensation-related fees	$155,589	$114,658
All other fees	$188,065	—
Total fees	$319,206	$114,658

Executive compensation fees in 2018 and 2017 were for advising the committee during its review of executive compensation, including reviewing the compensation peer group, benchmarking compensation for senior executive roles and assisting the committee with determining compensation decisions for performance achieved.

All other fees in 2018 for Willis Towers Watson related to our employee engagement survey, which we last did in 2015, supported by a consulting team which was separate and distinct from the consultants advising the committee on executive compensation.

Willis Towers Watson did not provide any other services to Yamana or the committee in 2018. The committee must pre-approve any services that Willis Towers Watson provides to Yamana or management to make sure the work does not compromise its independence or work with the committee.

Compensation risk management

As part of its role in overseeing the risk associated with executive compensation, the committee works with the independent advisor to review our compensation program to make sure it reflects good business practices, is in line with regulatory expectations, and is structured so executives are not encouraged to take excessive risks.

•      We benchmark compensation for our senior executives against a group of industry peers that are similar in structure, size and type of business to make sure our compensation levels are appropriate.

•      Our short-term incentive is based on corporate and individual performance. We use a balanced scorecard to assess corporate performance with pre-determined corporate performance measures and weightings, and threshold, target, stretch and maximum levels to cap the calculated scores and not encourage excessive risk-taking.

•      Long-term incentive awards are based on a suite of leading performance indicators and a number of other considerations to determine the size of grant. The award is allocated at least 50% to performance share units (PSUs) and the balance to restricted units and/or options so awards vest and pay out at different times.

•      The board can use informed judgment to adjust the compensation awards up or down as it deems appropriate based on its review and assessment.

•      All decisions about executive pay must be approved by the board. The Executive Chairman recuses himself from any board discussions about the Executive Chairman’s pay.

•      We do not allow any Yamana directors, officers or employees to hedge Yamana securities. We do not re-price stock options or other equity incentive awards. We continue to monitor regulatory developments on clawbacks. As a foreign private issuer, we will implement a clawback policy aligned with the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, once final guidelines have been confirmed.

In 2014, the committee completed a comprehensive review of compensation-related risks. Based on this review and the new executive compensation framework introduced in 2015, which continues to align with governance best practices, the committee believes that the structure and design of executive compensation do not incent the named executives or any employee who works in a principal business unit or division to take inappropriate or excessive risks, and are not reasonably likely to have a material adverse effect on the company.

Share ownership

We require senior vice presidents and above, including the named executives, to own at least two times their annual salary in Yamana equity to reinforce our focus on the long term and align business decisions with shareholders’ interests. The Executive Chairman and the President and CEO must hold three times their annual salary. Executives can count common shares and RSUs (and DSUs for the Executive Chairman and President and CEO) toward meeting the guidelines.

Executives are required to meet the guidelines by December 31, 2020 (five years from the date the policy was implemented) or within five years of assuming the position, and must maintain the minimum requirement throughout their tenure as a senior executive. Our Executive Chairman holds 22.4 times his base salary and the President and the CEO holds 2.8 times his base salary in Yamana shareholdings (see page 57 for details).

Over the last year Mr. Marrone bought 775,000 common shares and Mr. Racine bought 100,000 common shares.

The compensation committee reviews compliance at least once a year, usually in the first fiscal quarter following year-end. It uses the current market value or the book value, whichever is higher, to calculate the values for compliance.

We do not currently require the named executives and other named executives to maintain their share ownership after retiring or leaving the company, but the committee will continue to consider this requirement in the future.

The table shows each named executive’s share ownership as at February 22, 2019. Mr. Racine was appointed President and CEO on August 8, 2018 and has until August 8, 2023 to meet the 3x ownership requirement for the President and CEO position. Mr. Bouchard was appointed a senior vice president on July 27, 2016 and has until July 27, 2021 to meet the ownership requirement. The table does not include Mr. McKnight because he retired from Yamana at the end of 2018.

	Target	Salary ($)	Common shares held[1] (# / $)	RSUs / DSUs held[2] (# / $)	Market value of holdings[3] ($)	Book value of holdings ($)	Meets requirements	Current holdings (as a multiple of base salary)
Peter Marrone Executive Chairman	3x	1,551,316	1,725,687 / 4,642,426	3,197,691 / 8,602,396	13,244,822	34,699,329	yes	22.4
Daniel Racine[4] President and Chief Executive Officer	3x	662,069	298,340 / 802,591	364,361 / 980,200	1,782,791	1,824,810	no	2.8
Jason LeBlanc Senior Vice President, Finance and Chief Financial Officer	2x	341,445	133,815 / 359,988	174,996 / 470,772	830,760	1,226,697	yes	3.6
Yohann Bouchard[5], Senior Vice President, Operations	2x	368,477	49,812 / 134,004	192,389 / 517,563	651,567	708,779	no	1.9
Average executive holdings as a multiple of annual salary								7.7

Notes

(1)	The value of common shares has been calculated using market value.
(2)	The value of RSUs and DSUs has been calculated using market value.
(3)

The market value of holdings is the total holdings multiplied by Cdn$3.55, the closing price of Yamana shares on the TSX on February 21, 2019. The values have been converted to US dollars using the Bank of Canada closing exchange rate of Cdn$1.00 = $0.7578 on that date.

(4)	Daniel Racine has until August 8, 2023 to meet his shareholder requirements.
(5)	Yohann Bouchard has until July 27, 2021 to meet his shareholder requirements.

Decision-making process

Beginning of the year

Our compensation decision-making process starts at the beginning of each year, when we assess and confirm our compensation philosophy, program guidelines and structure. We also choose performance measures and set targets for the short-term incentive plan that align with our strategy.

1. Review compensation structure	Review our overall compensation philosophy and structure for the named executives The compensation committee recommends any changes to the board for approval

2. Confirm the peer group	Review and confirm the selection criteria used to determine peer companies Review and confirm the composition of the compensation peer group, applying the selection criteria

3. Establish performance measures

Choose performance measures and set targets used to assess corporate performance for the short-term incentive plan and to determine the grant value of long-term incentive awards

Monitor corporate performance against these measures throughout the year

Individual objectives are also established for each named executive to assess their annual performance

4. Assess risk and confirm approach

Review the design of incentive plans and the selected performance measures to:

•        consider potential payouts under different performance scenarios

•        make sure our decision-making process, incentive plans and compensation levels do not give executives an incentive to take excessive risks or make inappropriate decisions

End of the year

At the end of each year, we apply a rigorous process to assess performance and award compensation, which includes reviewing corporate, mine site and individual performance. The compensation committee, in consultation with its independent advisor, carries out the review and presents its recommendations to the board for review and approval.

5. Review performance

Review corporate performance mid-year and at the end of the year. The compensation committee assesses the performance of the named executives throughout the year during specific business reviews and committee meetings

The President and CEO completes a review of each named executive’s individual performance against their objectives

6. Review competitive position

The independent advisor prepares a comprehensive report that includes the following:

•        a review of our compensation peer group

•        a comparison of named executive compensation relative to peers to determine the market positioning of:

•         base salary

•         target total cash compensation

•         target total direct compensation

•         target pay mix

7. Review past pay levels	Review historical pay for performance for the named executives for the previous three years

8. Award compensation

The Lead Director and the board review the Executive Chairman’s performance

The committee reviews the President and CEO’s performance, competitive positioning and past pay levels, consults with its independent advisor, and makes recommendations to the board for approval

The President and CEO reviews the performance and compensation of the other named executives, and recommends short-term incentive awards, long-term incentive grants, and the following year’s salary for review and approval by the chair of the compensation committee (as delegated by the board)

COMPENSATION PHILOSOPHY

Our compensation philosophy supports our goal to be a recognized leader in precious metals mining by maintaining a strong entrepreneurial management team. Yamana motivates executives to focus on the long-term performance of the company by establishing a strong link between performance and compensation while building equity ownership.

Our compensation philosophy for executives is based on the principle of pay for performance. We are guided by six compensation principles, which were approved by the board and form the foundation for all decisions on executive pay and motivate the achievement of our corporate strategy.

Pay for performance

The majority of what we pay our executives is variable (at risk), and based on performance to promote the achievement of our annual and longer-term strategies. The proportion at risk increases with each executive level, and a significant portion of variable pay is equity-based to focus executives on creating long-term value and to align the interests of our executives and our shareholders.

Target mix of total direct compensation elements

At least 75% of senior executive target compensation is at risk as shown below. The actual mix depends on corporate and individual performance and can vary from year to year.

COMPENSATION BENCHMARKING

Target and actual compensation for the President and CEO and other named executives are reviewed annually against a group of mining industry peer companies and benchmarked based on position, organizational role and overall scope of responsibility.

Our philosophy is to position target total direct compensation (base salary + target short-term incentive + target long-term incentives) around the median of our mining industry peers for expected levels of performance. Actual total direct compensation may be above or below the market median based on actual levels of performance.

Each year, the committee reviews and approves the peer group to ensure the market sample remains relevant for compensation benchmarking. Selection criteria used to define the universe of potential peers includes:

Criteria	Screening	Rationale
Corporate structure	Publicly traded companies headquartered in Canada or the US	Our market for talent includes peer companies in Canada and the US

Industry	‘Gold’ or ‘Diversified Metals & Mining’ industries and focused primarily on the gold mining industry	We typically source and lose talent from within the mining industry Our gold mining peers face the same market environment and volatility challenges

Size	Similar in size to Yamana by revenue, market capitalization, assets, gold production and total production	We position target compensation at the median to be competitive with the market

Type of business	Similar in organizational complexity and international scope according to the number, life cycle and location of operating mines and exploration projects	We benchmark executive compensation to roles with similar scope of complexity and responsibility

Compensation peer group

The committee applied the selection criteria, which resulted in changes to the 2018 compensation peer group. The 2018 peer group consists of the 13 mining industry peers shown below. New Gold Inc. and Eldorado Gold Corporation were removed on the basis of small relative size and Alamos Gold Inc., B2Gold Corporation and Kirkland Lake Gold Ltd. were added because they met the selection criteria.

Agnico-Eagle Mines Limited

Alamos Gold Inc.

B2Gold Corporation

Barrick Gold Corporation

Centerra Gold Inc.

First Quantum Minerals Ltd.

Goldcorp Inc.

IAMGOLD Corporation

Kinross Gold Corporation

Kirkland Lake Gold Ltd.

Lundin Mining Corporation

Newmont Mining Corporation

Teck Resources Limited

•        All peers are publicly traded

•        92% Canadian headquartered / 8% U.S.

•        All peers within the mining industry

•         75% Gold

•         25% Diversified Metals & Mining

•        Across the various size measures, Yamana is positioned around median of the sample

•        All peers have complex operations with international mine sites (operating and / or exploration projects) outside North America

The table below compares Yamana’s size relative to the peer group on five indicators. All financial information was collected from S&P Capital IQ.

Percentile	Revenue (last fiscal year) ($M)	Market capitalization (3 month average) ($M)	Assets (last fiscal year) ($M)	Gold production (last fiscal year) (000 ounces)	Total production (last fiscal year) (000 ounces)[1]
75th percentile	$3,966	$8,149	$20,715	2,294	2,639
Median	$2,191	$4,339	$7,853	785	1,623
25th percentile	$1,111	$2,434	$3,265	429	785
Yamana	$1,799	$2,191	$8,013	941	1,356

(1)         Total production reflects gold equivalent ounces, including gold, silver and copper production.

ELEMENTS OF EXECUTIVE COMPENSATION AND DECISIONS FOR 2018

TOTAL DIRECT COMPENSATION
Element				Objective and design features	Term / vesting	Form
FIXED	SHORT-TERM	Base salary

Basis for attracting talent and remaining competitive. Rewards individual experience, responsibilities and past performance

•         Established at the beginning of the year based on compensation survey data from the previous year

•         Used to determine other elements of compensation and benefits

					One year	Cash
AT RISK		Short-term incentive

Rewards achievement of specific annual goals and aligns performance with corporate strategy

•         Corporate performance (70% weight):
Operational (20%), Financial (30%), Exploration (15%), HSEC (15%), Business Development (20%)

•         Individual performance (30% weight): Vary by role

•         + / - 15% of score based on informed judgment of the board

•         Not paid if performance results are below threshold

•         Awards are capped at 200% of the executive’s target award

					One year	Cash
	LONG-TERM	Performance share units (PSUs)	At least 50% of LTI

Align the interests of executives and shareholders and reward achievement of sustained long-term performance

•         Performance factor based on our three-year TSR compared to the S&P/TSX Global Gold Index

•         Payout ranges from 0% to 200% of target

					Three years Vesting contingent on performance at the end of the three-year performance period	Cash
		Restricted share units (RSUs)	Up to 50% of LTI	Incentivize long-term performance and promote retention of executives • RSUs vest based on time and are exchanged for Yamana common shares on vesting	Up to five years as determined by the board One-third vest each year over three years	Equity
Stock options

Provide executives with greater leverage for outperformance and align compensation with the creation of shareholder value

•         Options give the holder the right to buy Yamana common shares at a pre-determined price in the future

					Seven years One-third vest on the first, second and third anniversary of the grant	Equity
Deferred share units (DSUs) (Executive Chairman and President and CEO only)

Align the interests of executives with our long-term performance, since units are held until the participant leaves the company

•         DSUs are notional shares that have the same value as our common shares. The board can use informed judgment to grant DSUs to the Executive Chairman and the President and CEO as part of their long-term incentive awards

					Vest immediately, hold until termination of employment	Cash

INDIRECT COMPENSATION

Pension and perquisites • Executive defined contribution pension plan • Supplementary life, medical, dental and disability insurance • Taxable cash allowance for specific perquisites	Designed to be competitive overall with equivalent positions, to promote greater executive satisfaction, and to manage program and administrative costs • Awarded based on the executive’s position and relative to our peers	—	—

Base salary

2018 salaries for Peter Marrone, Jason LeBlanc and Greg McKnight reflect a moderate increase of 3%. The increase for Daniel Racine is a result of his transition to the role of President and CEO. The increase for Yohann Bouchard is a result of his increased responsibility overseeing all operating mines.

The committee benchmarked the executive salaries to the market, and validated its findings and recommendations for salary adjustments with its external compensation consultant (see page 60).

	2017 base salary ($)	2018 base salary ($)
Peter Marrone	1,506,132	1,551,316
Daniel Racine[1]	459,000	662,069
Jason LeBlanc	331,500	341,445
Greg McKnight	459,000	472,770
Yohann Bouchard	350,000	368,477

(1)         Daniel Racine’s 2018 base salary was increased to $900,000, as a result of his transition to President and CEO in August 2018. The 2018 amount is a mix of his base salary as Executive Vice President, Chief Operating Officer for seven months and as President and CEO for five months. His salary was increased to 1,000,000 as of January 1, 2019.

See the summary compensation table on page 84 for details.

Short-term incentive awards

Short-term incentive awards are based on an assessment of corporate and individual performance, within a range of 0% to 200% of a named executive’s target award, calculated as a percentage of base salary.

The following formula is used to calculate each executive’s short-term incentive award:

Calculating the performance score for 2018

At the beginning of the year, corporate and individual performance measures and targets are set, and these support our corporate strategy. At the end of the year, performance is assessed against those measures and targets to calculate the performance multiplier, as described below. The board approves the final corporate score.

2018 corporate score

Corporate performance is measured across five categories. Specific measures within each category are expected to be generally the same from year to year, although the business and corporate development measures will change depending on our annual business objectives. Threshold, target, stretch and maximum levels of performance are defined for the various measures at the start of the year as part of the annual budget process.

2018 corporate performance was evaluated for each of the performance categories and measures, by reviewing actual results within a pre-defined performance scale. Target and actual results reflect our consolidated operations.

The 2018 corporate performance score was calculated at 112.5%, based on the achievement of specific goals in five key areas: operational, financial, exploration, HSEC and business development.

After an additional review of company performance, market conditions and share price performance, the committee and board approved the calculated corporate performance score and chose not to use their discretion to make an adjustment because they felt the calculated score appropriately reflected 2018 performance.

Performance scale

Each performance measure was reviewed within a performance scale, ranging from 0% for below threshold performance, up to 200% for maximum performance.

See page 66 for a discussion of this year’s performance measures and results.

Performance scale (% of target)

200	maximum
150	stretch
100	at target
50	threshold
0	below threshold

2018 scorecard

The table below summarizes the weighted categories and measures to evaluate performance for 2018.

	Measure	Weight	Description	Rationale
Operational	Gold production	10.0%	Total ounces of gold produced

Meeting production targets is our baseline to achieving our financial performance and demonstrates strength in our planning/execution cycle.

The relative weightings of gold, silver and copper production are adjusted each year to reflect the expected proportional contributions of each metal to the company.

20% weight	Silver production	6.0%	Total ounces of silver produced

	Copper production	4.0%	Total pounds of copper produced

Financial	Cash flow	12.5%	Total cash flow from operations before net change in working capital

The ability to produce strong operating cash flow throughout the commodity price cycle ensures the sustainability of our business model and further guarantees that capital is consistently available to reinvest in the business and return to shareholders. Cash flow will be impacted by changes in metal prices, which are outside of our control.

30% weight			Total cash flow from operations after working capital changes and sustaining capital

			Total cash flow from operations after net working capital changes and sustaining capital, interest and dividend payments

	Co-product all-in sustaining cash costs	7.5%	Co-product all-in sustaining cash costs from continuing operations per ounce of gold, excluding hedges

We believe that co-product all-in sustaining cash costs represent the primary metric defining the company’s efficiency and ability to adjust to changing commodity prices. Maintaining a low all-in sustaining cost structure and adjusting costs to market conditions to maintain positive margins will drive shareholder value.

	Cash Flow Returns on Invested Capital	10.0%	Cash Flow Returns on Invested Capital (see page 50) achievements in the current year against the average of the previous three years

Our objective is the maximization of Cash Flow Returns on Invested Capital, first on producing and then non-producing assets. Within our producing portfolio, the focus remains on the growth of mineral reserves and mineral resources resulting in minelife extensions. For non-generating cash assets, we look at value and return maximization. We will also consider alternative options for generating returns on the non-producing portion of our portfolio from the monetization of those assets.

Exploration 15% weight	Exploration indicators	15.0%

Across all indicators, consideration will be given to the quality of new discoveries, taking into account the specific grade, proximity to mine, degree of difficulty to extract, and in relation the corresponding life of mine position.

2018 indicators:

•      mineral reserve replacement of gold, silver, and copper

•      number of mines replacing ounces

•      increase in mineral resources

•      comparison of mine life index.

Mineral reserve and resource replacement and growth target is as of December 31.

We believe that it is important to measure mineral reserve and resource replacement and growth globally and on a mine-by-mine basis.

We recognize that not all gold ounces have equal rating: the discovery and conversion of new ounces at producing mines may have more bearing than mineral reserves and resources elsewhere. The board will consider:

•      the quality of the ounces

•      where the ounces occur in relation to where they have been depleted

•      whether the ounces are associated with any business development opportunities like a potential acquisition or sale of assets.

Life of mine index compares the year over year annual average company-wide life of mine based on proven and probable reserves.

Mineral reserve and resource replacement and mineral reserve growth are key to maintaining and improving shareholder value. Mineral reserve replacement is an annual goal that is measured by the development of new resources that are evaluated for mineral reserve classification. It is common that mineral reserve growth may occur at one or several mines in one year and at other mines in subsequent years due to available new resources to convert, development plans and capital deployment decisions. As such, mineral reserve replacement on a corporate reporting scale is a notable achievement, and growth beyond that is aptly considered a stretch goal.

Health, safety, environment, community (HSEC) 15% weight	Health and safety	5.0%

Total recordable injury frequency rate (includes loss time, modified duty and medical aid incidents). A fatality based on an industrial event at the mine, plant or otherwise related to operations would automatically score a zero on this measure. Factors that are outside the control of the company and not related to operations would not be considered.

Our vision of One team, One Goal: Zero is a clear indication that creating value includes managing any potential impacts we may have on our employees, our communities and the environment, and enhancing our social license.

	HSEC leading performance indicators	10.0%

Well-implemented HSEC systems will reduce risk and improve our HSEC performance. We include the performance of our contractors in assessing our overall health and safety performance.

Performance is based on the number of HESC leading indicators:

2018 indicators:

1.  HSEC Improvement Plan Targets

2.  Reporting of High Potential Incidents of Low Actual Consequence

3.  No level 4 or higher environmental incidents, defined as incidents that extend beyond site boundary, require informing the public, and would take longer than one year to remediate

4.  No level 4 or higher community incidents, defined as incidents that threaten our social license, cause severe community reaction, and require support from a third party

5.  Climate Change Risk Assessment

6.  SLO Index Implementation

Business and corporate development	Strategic initiatives	10.0%	Demonstrate value accretion	Business and corporate development initiatives support the corporate strategy for 2018.
20% weight		10.0%	Technical services

The following pages summarize the calculation of our corporate performance for 2018, which resulted in a total score of 112.5%.

Target and actual results reflect our consolidated operations.

	Operational (20%)	Financial (30%)	Exploration (15%)	Health, safety, environment and community (15%)	Business corporate development (20%)	Total (100%)
Score	17.6%	26.7%	18.3%	20%	30%	112.5%

	Threshold	Target	Stretch	Maximum
	50%	100%	150%	200%	Result	Achievement		Weight		Score
Operational (20% weight)										17.6%
Gold production (000 ounces)	969	1,020	1,041	1,071	1,033	131%	x	10.0%	=	13.1%
Silver production (000 ounces)	8,182	8,613	8,785	9,043	8,023	0%	x	6.0%	=	0.0%
Copper production (000 pounds)	122,105	128,531	131,102	134,958	129,151	112%	x	4.0%	=	4.5%

In 2018, we exceeded total production guidance for all metals, and achieved production for gold, silver, and copper at costs that were either in line with or better than guided ranges for the cost metrics for the full year. Silver production guidance was met, but was below threshold performance for internal budgets and consequently did not meet a payout threshold for this metal.

As the Gualcamayo disposition was completed on December 14, 2018, the budgeted gold production target for Gualcamayo was adjusted by 50% for December to reflect the portion that was not attributable to Yamana.

Financial (30% weight)										26.7%
Cash flows ($000s):						0.0%	x	12.5%	=	0.0%
From operations before net change in working capital[1]	624,549	657,420	673,855	690,291	596,871	0.0%
from operations after sustaining capital[1]	372,035	391,616	401,406	411,196	252,495	0%
from operations after sustaining capital, interest and dividends[1]	268,358	282,482	289,544	296,606	140,922	0%
Co-product all-in sustaining cash costs[1] ($ per gold ounce)	916	872	851	829	843	168%	x	7.5%	=	12.6%
Cash Flow Returns on Invested Capital (CROIC) achievements in the current year against the average of the previous three years	Equal to the average of the previous three years	110% of the average of the previous three years	120% of the average of the previous three years	130% of the average of the previous three years	118%	141%	x	10.0%	=	14.1%

(1)         Non-GAAP measures. See page 95 for more information.

Cash flow is viewed from a number of different perspectives, and we take various approaches in our assessment of financial performance related to cash flow. While comparing cash flows to target, the comparison is impacted by the assumed metal prices included in the target calculation versus the actual realized prices, which will differ in the comparison. While cash flows are impacted by metal prices, co-product all-in sustaining costs (AISC) is a measure that is more within our control as it is not impacted by metal prices. All-in sustaining cost metrics reflect our ability to maintain a low cost structure and the flexibility to adjust to market conditions, resulting in a positive margin to drive shareholder value.

We did not meet cash flow targets for 2018, as results were impacted by lower-than-budgeted metal prices (which negatively impacted cash flows by approximately $86 million), as well as higher than expected inventory balances, at our Cerro Moro mine, which will be sold in 2019. Furthermore, to calculate cash flow metrics, we reversed the impact of approximately $6.4 million of Argentinian Excise Tax payments in the third and fourth quarter in relation with the September 4, 2018 re-enacted rate, as well as $33.3 million of Brazilian tax matter payments made in December, both of which were outside of management control and consequently not budgeted. The Brazilian tax matter income tax expense of $33.3 million was incurred and paid at the end of 2018, following an administrative interpretation of relevant tax legislation and approach by Brazilian tax authorities under that tax legislation in December. The expense was unexpected, not consistent with our interpretations of the tax legislation and inconsistent with past practice. We made the payment to avoid penalties and interest, but are pursuing legal recourse and remedies. Nonetheless, the adjustments did not modify the payout result and cash flows remain below threshold, keeping payout of this metric at nil.

Overall, 2018 AISC for all metals exceeded the STI targets, resulting in the final results being above stretch performance level.

In 2018, we successfully increased CROIC, and exceeded the average for the last three years by 118%, demonstrating a continually improved ability to earn returns on assets. We normalized the CROIC calculation to remove the impact of the following unusual or one time items:

•        outflow of $6.4 million of Argentinian Excise Tax in the third and fourth quarter in relation with the recently re-enacted rate

•        outflow of $101.9 million relating to the Brazilian tax matter payments

•        outflow of $6.8 million of litigation payments in association with a settlement in 2017

•        inflow related to streaming arrangements and copper prepay, net of deliveries of $33.2 million.

Exploration (15% weight)										18.3%
Mineral Reserve replacement						122%	x	15%	=	18.3%
Gold (000 ounces)	812	855	876	898	1,064	200%
Silver (000 ounces)	8,455	8,900	9,123	9,345	7,358	0%
Copper (000 pounds)	144,000	120,000	123,000	126,000	385,000	200%
Number of mines replacing ounces	25%	50%	75%	100%	60%	120%
Increase in mineral resources (000 ounces)	920	968	992	1,016	1,884	200%
Comparison of mine life index (years)	12	13	14	15	12	57%

All sites achieved at least 95% or greater of their annual objectives for exploration. Mineral Reserves including Malartic were close to stable, down 0.45% or 57,000 ounces gold. Depletion of gold reserves was 1.1 million ounces gold on production of 941,000 ounces gold. Measured and Indicated Resources including Malartic increased by 822,000 ounces gold. Depletion of Measured and Indicated from conversion to Reserves was 655,000 ounces gold. Excluding Malartic, Mineral Reserves increased by 352,000 ounces gold or 3.76% (4.6% excluding inactive assets). This resulted from an addition of 1.06 million ounces of gold reserves at sites excluding Malartic before depletion of 712,000 ounces of gold on 592,000 ounces gold of production. Measured and Indicated resources, excluding Malartic, increased by 606,000 ounces of gold. This resulted from an addition of 1.261 million ounces gold after depletion of Measured and Indicated from conversion to Reserves of 655,000 ounces gold. Reserves replacement as defined (Proven and Probable plus Measured and Indicated) was approximately 2.33 million ounces gold.

Silver showed net depletion of 2 million ounces or down 3%, failing to fully replace depletion of 9.3 million ounces of silver on annual production of 8 million ounces of silver, largely due to re-calculation of reserves at Cerro Moro.

Copper showed a net increase of 6.4% or 228 million pounds, after depletion of 157 million pounds on production of 129 million pounds.

At Chapada, gold reserves increased by 6% and copper reserves increased by 7% over last year, representing a significant overall improvement over depletion in 2018. The Sucupira and Baru zones at Chapada provided significant contributions to the increases in gold and copper mineral reserves with the Suruca deposit adding further increases to gold. The Corpo Sul and Santa Cruz zones contributed to the significant increase in the mineral resource categories. Measured and Indicated Resources for gold increased 19% and for copper increased 54%, while inferred resources for gold and copper were neutral and increased 214% respectively.

At El Peñón, mineral reserves increased by 5% for gold and 6% for silver, increasing over depletion in 2018. In addition, inferred mineral resources were maintained at similar grades through further drilling and modeling on secondary vein structures such as Dorada Este and Aleste SS.

Jacobina replaced production depletion in 2018 and increased gold mineral reserves by 11%, significantly higher than 2017. Importantly, gold grades in the mineral reserve and mineral resource categories have trended higher, which was a strategic objective of the 2018 drill program. In terms of further additions to mineral inventory, the 2018 program was also successful in adding over 800,000 ounces to inferred mineral resources.

At Cerro Moro, gold and silver mineral reserves increases were offset by depletion associated with the 2018 production and an increase in cut off grade from 1 gram per tonne gold to 3 grams per tonne gold at the site. The Veronica vein and sectors in the Escondida FE and FW contributed to the reserve increases. Several new mineralized zones have been identified in the core mine area and regionally. With an increased exploration budget in 2019, these areas will be points of focus moving forward.

Significant new success at Jacobina and Chapada have allowed these operations to exceed their objectives in all categories, discovering resources that are more than twice the amount produced. Reserves at La Florida and Cerro Moro show mineral reserve losses due to re-modeling despite exploration success in replacing production at these sites. This re-modeling also has a strong impact on total inferred resources at year end, especially in silver. The modeling process is undergoing further evaluation.

For details about our mineral resources and mineral reserves as of December 31, 2018, including tonnes, grade and assumptions, see our February 14, 2019 press release on our website (www.yamana.com).

The board took all these factors into consideration in assessing performance for exploration, and concluded that an aggregate score between target and stretch is an accurate overall representation of performance.

Health, safety, environment and community (HSEC) (15% weight)										20.0%
Health and Safety	0%	10%	13%	15%	20%	200%	x	5.0%	=	0.0%
Total recordable injury frequency rate (TRIFR) reduction (%)
HSEC performance
Achievement of HSEC indicators	100% of 3 indicators	100% of 4 indicators	100% of 5 indicators	100% of 6 indicators	100% of 6 indicators	200%	x	10.0%	=	20.0%

There were outstanding efforts in achieving maximum level performance in the health and safety metric, however the final score was reduced to 0% due to the contractor fatalities in Gualcamayo in the first quarter of 2018.

The exceptional efforts in achieving maximum level performance across a range of HSEC indicators reflect the continuous work on health and safety improvement plans, sharing of key learnings and heightened focus on Fatal Risk Protocols and Critical Monitoring. Overall, TRIFR was reduced, there were no significant environmental or social incidents and even though there were fatalities in the first quarter, the sites improved their safety performance because of these indicators.

Business and corporate development (20% weight)						30.0%
Demonstrate value accretion	A core objective of the company is to continue to rationalize its portfolio and strategically identify opportunities to advance and monetize several non-core assets, which include:	150%	x	10%	=	15.0%

	1. Gualcamayo — medium impact
	2. Agua Rica — medium impact
	3. Leagold — medium impact
	4. MergeCo share position — medium impact
	5. Agua Rica Engineering studies — medium impact
	6. Company’s fixed term profile
	7. Copper advanced sales program

Technical services (Projects)	Continue to advance the Cerro Moro project through to commercial operations, such that:	150%	x	10%	=	15.0%

	1. Achieve first ore to mill by April 30, 2018
	2. Achieve commercial production by July 30, 2018
	3. Achieve production target for 2018
	4. Achieve costs target for 2018
	5. Achieve exploration targets for 2018 Advancement of new projects at Chapada and Canadian Malartic.

Achieved corporate and business development strategy objectives to reposition the company for operational performance. Business development projects have been advanced as follows:

•      Sold Gualcamayo with a target total consideration of more than US$100 million. The transaction was structured to provide both immediate payments and value, and future payments and value. The sale transaction is consistent with Yamana’s stated approach to focus on operation and projects where there is more certainty of any or all of production, costs, longer life and capital requirements. Furthermore, with the two NSRs we preserve considerable upside value from this structure, both to metal prices and new discoveries and production, in relation to its carrying value.

•      Advanced monetization and JV discussions related to Agua Rica. We expect that progress on technical studies, stakeholder contributions and other factors such as commercial agreements will contribute to enhance the value of Agua Rica.

•      We supported the combination of Brio Gold and Leagold, which closed on May 24, 2018 and achieves various corporate objectives. In particular, the Company retains exposure to a combined entity that has created an impressive mid-tier gold producer with assets in two excellent jurisdictions, a strong production platform, built-in potential for growth, and a proven management team well positioned to deliver future value increases.

•      During the first quarter of 2018, we made an early redemption of $181.5 million of the 6.97% senior notes due December 2019. The early redemption extended the tenor of our fixed term profile at lower average interest rates and improved financial flexibility.

•      During the first quarter of 2018, we received of $125.0 million from the copper advanced sales program in exchange for approximately 40.3 million pounds of copper to be delivered in the second half of 2018 and first half of 2019. The price per pound in the contract is well in excess of those prices observed during 2018.

•      Completed Cerro Moro’s successful ramp up at costs below guidance, while exceeding 2018 production guidance as throughput and grades increased according to plan. Underground production activity met expectations along with mineral extraction rates and dilution control.  Ground stability allowed for larger stopes than originally planned.

•      Completed the previously announced sale of its 50% indirect interest in certain jointly owned exploration properties of the Canadian Malartic Corporation for cash proceeds of $162.5 million.

Overall score (out of 100)	112.5%

You can find more details about our performance in our management’s discussion and analysis (MD&A) on our website (www.yamana.com). Some of our measures are not calculated according to generally accepted accounting principles (GAAP). See page 95 for details.

Performance is considered on a per share measure

We consider performance under our short-term incentive plan on a per share measure. Our share count was unchanged in 2018 (other than very modest changes based on approved share compensation), so our per share performance and aggregate performance are the same. Information is presented in aggregate rather than per share in the balanced scorecard for the short-term incentive plan for comparison purposes to the prior year although the measure was considered, and will be considered, per share. There may be occasions in certain circumstances in which per share measures will not accurately reflect performance. An example would be an acquisition of a pre-production asset for shares, which would increase the share count but decrease cash flows per share. In those situations, the per share measure will be taken into account, but some consideration will be given to the aggregate. Mostly, per share measuring is used in production, cash flows and mineral reserves.

2018 individual performance

We assess performance against quantitative and qualitative goals set for each individual at the beginning of each year. Goals are designed to support our strategy and help assess the executive’s individual performance in their role.

The compensation committee assesses the performance of the Executive Chairman and the President and CEO and recommends individual scores to the board for approval. The President and CEO assesses the performance of the other named executives and recommends the individual scores to the compensation committee for review and approval. The board assesses the named executive’s contribution to the corporate balanced scorecard for the short-term incentive and the executive’s performance against their individual responsibilities and uses its informed judgment to assign an individual performance score. The target is 100%, but individual scores can range from 0% to 200%.

For 2018, the board considered the achievements of each named executive in the context of the 2018 short-term incentive balanced scorecard in relation to items within their control, their individual accountabilities and their individual goals.

The table below summarizes the individual achievements of each named executive and their individual performance score, used to determine 30% of the short-term incentive award for 2018.

Achievements in 2018	Score (%)
Peter Marrone

•       Provided leadership in ensuring an overall strategy of strong mine diversity, lower geopolitical risk, favourable cost position, multi-metal exposure and good liquidity.

•       Reinforced the enterprise-wide HSEC Vision of One Team, One Goal: Zero with continued refinement of standards and protocols relating to health and safety, with particular emphasis on training both employees and contractor employees. 2018 Total Recordable Injury Frequency metric result was at maximum performance, achieving 20% reduction in total recordable injuries.

•       Cerro Moro completed its successful ramp up at costs below guidance, while exceeding 2018 production guidance.

•       Cash flow returns on invested capital were 140% above target levels compared to the average of the last three years.

•       Provided leadership to successfully implement the separation of the Chairman and CEO roles with the creation of the Executive Chairman position and the President and CEO position, which was resourced through internal succession.

•       Created strategic plan adopted by the board in December 2018.

•       Facilitated the integration of Agua Rica and Alumbrera with Glencore International AG and Goldcorp Inc.

112.5% Between meets and exceeds expectations
Daniel Racine

•       On gold equivalent basis, total precious metals production exceeded expectations for the year. Gold production increased by 14% in 2018, compared to 2017. Gold and copper exceeded production budgets and the updated guidance. Silver production exceeded updated guidance while being a bit below original budget.

•       Cash flow results were lower than budget predominantly driven by lower metal prices (which negatively impacted cash flows by approximately $86 million), as well as higher than expected inventory balances at our Cerro Moro mine.

•       Overall, 2018 all-in sustaining cost performance was achieved at stretch performance, exceeding full-year targets.

•       Promoted the company’s goal of One Team, One Goal: Zero.

•       Total Recordable Injury Frequency rate of 0.6 for 2018.

•       Streamlined the management construct, bringing all operational site management under one senior executive and realizing additional synergies.

132.2% Between meets and exceeds expectations
Jason LeBlanc

•       Refinanced the company’s $1 billion revolving credit facility and oversaw improvements to the banking group composition.

•       Completed copper prepay transaction, providing a rebalancing of cash flows and an indirect hedge of our copper sales at above budget assumptions.

•       Oversaw continued reductions in general and administrative expenses and managed costs to budget.

•       Successfully restructured the treasury team and assumed oversight of procurement and IT.

129% Between meets and exceeds expectations
Greg McKnight

•      Successfully facilitated the sale of majority interest in Brio to LeaGold, maintaining Yamana’s 20% interest in Leagold.

•      Assisted in the sale of the Gualcamayo mine to provide both immediate and future payments and value in line with market valuations.

•      Effectively supported the successful completion of the sale of Amancaya and Mercedes Royalties, Orion Del Sur and La Pepa and facilitated negotiations of significant agreements with Fomicruz and Camyen to codify their interests and contributions.

•       Facilitated the integration of Agua Rica and Alumbrera with Glencore International AG and Goldcorp Inc.

112.5% Between meets and exceeds expectations

Yohann Bouchard

•       Effectively executed the operations agenda to deliver on targets defined by Yamana’s strategic plan. Gold and copper production exceeded production guidance and budgets. Silver production exceeded guidance.

•       Operational results were delivered at costs in line with expectations and with strong safety performance as well as respect for the environment and our communities.

•       Cerro Moro completed its successful ramp up at costs below guidance, while exceeding 2018 production guidance as throughput and grades increased according to plan. Underground production activity met expectations along with mineral extraction rates and dilution control.

•       The strong track record established by the Company on operations together with strengthened mine plans and mining mostly developed reserves, support the view that strong operational performance will continue for the next several years.

146% Between meets and exceeds expectations

2018 short-term incentive awards

Short-term incentive awards were determined based on the corporate performance score (see page 63) and individual performance scores (see page 71).

The board assessed the named executive’s contribution to the corporate balanced scorecard and looked at the executive’s individual performance against quantitative and qualitative goals that were set at the beginning of the year. It then used its informed judgment to assign the individual performance scores in the table below. The target is 100%, but the individual scores can range from 0% to 200%. This year’s individual performance scores were between 112% and 146%.

	Base salary ($)	x	Incentive target (% of base salary)	x	Corporate score (see page 63)		+	Individual score (see page 71)		=	Total Score	Calculated award value ($)	=	Actual award value ($)
Peter Marrone	1,551,316		125		112.5 x 70%	78.7		112.5 x 30%	33.8		112.5	2,181,067		2,181,067
Daniel Racine[1]	662,069		125		112.5 x 70%	78.7		132.2 x 30%	39.6		118.4	900,000		900,000
Jason LeBlanc	341,445		100		112.5 x 70%	78.7		129.0 x 30%	38.7		117.4	400,969		400,969
Greg McKnight	472,770		100		112.5 x 70%	78.7		112.5 x 30%	33.7		112.5	531,751		531,751
Yohann Bouchard[2]	368,477		100		112.5 x 70%	78.7		146.0 x 30%	43.8		122.5	465,625		465,625

Notes

(1)   Mr. Racine was promoted to President and CEO during the year, so his award is prorated, based on his seven months as Executive Vice President and five months as President and CEO.

(2)   Mr. Bouchard’s award is based on his year-end salary of $380,000. His salary was adjusted during 2018.

Long-term incentive awards

Target grant values are defined for each named executive (expressed as a percentage of base salary), with reference to the market median of our industry peer group for expected levels of performance.

Each year, grant values may be adjusted within a range of 50% to 150% of target based on four categories of leading performance indicators that are critical to our sustained long-term success: Financial, Operational, People and Growth.

We expect these categories to remain consistent each year, but the specific goals and achievements in each category may change based on our priorities and as our corporate strategy evolves.

We use the following formula to determine the value of each executive’s long-term incentive grant. Historically the board has not considered the value of outstanding awards when setting the value for new grants:

2018 suite of leading performance indicators

Determining the awards

The board set the grant value of the long-term incentive awards at 75% of target, citing total shareholder return performance of -17%, which is at the 37th percentile of Yamana’s compensation peer group and the 56th percentile of the peer group disclosed by Institutional Shareholder Services in its 2018 report for Yamana. While there were notable achievements (outlined below), all of which are expected to increase shareholder value over a longer-term horizon, the financial cash flow indicators were below our expectations during the year:

•        Implemented our HSEC vision of One Team, One Goal: Zero. Our Total Recordable Injury Frequency Rate was 0.6 for 2018, which represents a 20% improvement over the last year and a decrease of over 30% since 2015.

•        Since 2014, net debt has improved by $209 million, achieved while developing Cerro Moro. We successfully increased our CROIC (see page 50) in 2018 to exceed the average of the last three years, demonstrating continuous improved ability to earn returns on assets.

•        Completed the ramp up of Cerro Moro at costs below guidance, while exceeding 2018 production guidance as throughput and grades increased according to plan.

•        Our exploration program focused on finding higher quality ounces, improving mine grade, infill drilling to replace production by upgrading existing mineral resources, and exploring the Yamana property portfolio for new exploration targets. Our exploration programs are well positioned to deliver on mineral resources discovery and mineral reserve replacement and growth.

•        A number of project evaluations are underway with a goal of surfacing value from non-strategic or non-producing assets including Agua Rica, Suyai and Don Sixto, all of which have well-defined delineated mineral reserves and/or mineral resources. We continue to advance alternatives for the development of the Agua Rica project. At Suyai, we previously completed a scoping study that evaluated two options for ore processing, both of which provide favourable project economics. We continue to pursue development and strategic initiatives for the 56.7% held Agua De La Falda joint venture with Codelco and continue the evaluation of phased growth initiatives at Chapada including initiatives relating to recovery improvements and plant and pit expansion.

Financial — An important long-term objective of Yamana continues to be the improvement of overall financial performance and in particular the maximization of cash return on invested capital.	Operational — Our objective continues to be to mine effectively, profitably, and safely.

•        Yamana’s financial position continues to be strong and is expected to improve further into 2019, and several years to follow with stronger expected operational results, planned declines in expansionary capital expenditures, a full year of operations at Cerro Moro, the sale of unrefined gold and silver carried over from 2018, and the mid-year completion of the advanced copper sales agreement. We completed the 2018 financial year with six strong operations, demonstrating continued strong production and low operating costs.

•        Since 2014, net debt has improved by $209 million, achieved while developing Cerro Moro. Year over year debt was reduced by 5% compared to 2017, although affected by the payments and the timing of shipments.

•        Net debt at the end of 2018 was $1.66 billion or 3% lower, compared to $1.71 billion at the end of 2017. Following the early redemption of the 2019 notes and the 2018 maturities, our next scheduled maturity of fixed rate debt is not until March 2020.

•        We successfully increased our CROIC in the current year to exceed that of the last three-year average, demonstrating continuous improved ability to earn returns on assets. This result was achieved despite certain events that deferred collection of metals inventory due to the RMC bankruptcy and the buildup of precipitate at Cerro Morro which would have further added cash inflows, as well as weak metal prices experienced during the year.  Going forward, with 2019 being the first full year of operation at Cerro Moro, expected stronger operational results and anticipated strong metal price environment, as well as a significant reduction in expansionary capital, this metric is projected to further improve. We look to historical CROIC as a reference point for the determination for the future CROIC. The strengthening of mine plans, budgets and recent history of increasing CROIC strongly indicate CROIC should continue to improve in the next several years.

•        We successfully achieved total production costs for gold,

•        On a gold equivalent basis, total precious metals production from our six mines exceeded expectations for the year at costs in line with expectations, demonstrating a commitment to our objective of profitable, high quality production.

•        Operational results were delivered with strong safety performance as well as showing respect for the environment and our communities. We had a number of mines demonstrate the possibility of achieving our vision of One Team, One Goal: Zero throughout 2018 and we are inspired that as a company we take pride in operating to the highest standard with a culture of operational excellence.

•        Implemented the HSEC vision of One Team, One Goal: Zero and closed gaps against the HSEC Management Framework.

•        Rolled out the Fatal Risk Protocols and introduced Life Saving Controls.

•        Our Total Recordable Injury Frequency Rate was 0.6 for 2018, which represents a 20% improvement over the last year and a decrease of over 30% since 2015.

•        El Peñón completed 12 consecutive months with no Lost Time Injuries.

•        Since 2015, there have been no environmental or community incidents greater than level 3.

•        A 20% increase in external ESG rating performance in the past 3 years.

•        Improved data analysis capabilities resulted in a more than 200% increase in Significant Incident Reporting and High Potential Incidents since 2016.

•        All mine sites completed the Climate Change, Water and Biodiversity Risk Assessment

•        Achieved a better understanding of site environmental challenges through the Environmental KPI reporting.

•        High-impact, low-cost capacity development of Emergency Preparedness and Community Relation teams share best practices through new networks of practitioners.

silver, and copper that were either in line with or better than guided ranges for the full year. This was the result of operational cost improvements at several of our operations and the ability to exceed production expectations, along with benefits achieved from the devaluation of local currencies in the jurisdictions where we operate. Yamana has established a track record of strong production and improving cost which support the continuation of the operational performance in the next several years.

•        Yamana was not able to achieve budgeted cash flow for 2018 as actual realized metal prices were lower than those budgeted at the beginning of the year. However, cash flow for the year improved as compared to the prior year and is expected to further improve as a result of increasing production, lower costs and higher metal prices. Further, realized cash flow is compared to share value and market capitalization which supports the view that an investment in the company provides a significant longer-term value proposition.

•        With an optimized portfolio of mines that are executing on plan, a declining capex intensity, and a favourable debt maturity profile, we are well positioned with respect to our balance sheet commitments.

•        Our continuous commitment to balance sheet and cost improvements will further strengthen its financial position, and is highlighted by the following initiatives:

•        The recent sale transaction of Gualcamayo, which achieved various corporate objectives and provides both immediate and periodic future payments. Future payments from currently identified opportunities, new discoveries, mine life extensions, and higher metal prices, are expected to provide upside in value in relation to its current carrying value.

•        The extension of the revolving credit facility from September 2021 to June 2023 was completed in June 2018 at terms substantially similar to those existing.

•        The completion of the previously announced sale of its 50% indirect interest in certain jointly owned exploration properties of the Canadian Malartic Corporation for cash proceeds of $162.5 million.

•        The early redemption of $181.5 million of the 6.97% senior notes due December 2019, which extended the tenor of Yamana’s fixed term profile at lower average interest rates and improved financial flexibility.

•        The receipt of $125.0 million from the copper advanced sales program in exchange for approximately 40.3 million pounds of copper to be delivered in the second half of 2018 and first half of 2019.

•        The combined entity formed by the acquisition of Brio Gold by Leagold created an impressive mid-tier gold producer with assets in two excellent jurisdictions, a strong production platform, built-in potential for growth and a proven management team well positioned to deliver future value increases. This investment provides Yamana with a significant monetization potential, all of which supports a stable balance sheet as at the end of 2018, from which improvements are expected to occur in the next several years.

•        Continuing efforts and successes for strong community relations and effectively managing social license to operate and building Yamana’s reputation as a responsible corporate citizen:

•        In addition to the previously disclosed awards received in 2018, in November, Yamana was awarded the “Argentinian Mining Company of the Year” by the industry magazine Panorama Minero at the 3rd International Seminar of Metals and Mining.

•        Yamana operations recognized nationally in Brazil, Chile and Argentina, as well as provincially and locally for the HSEC initiatives at the Canadian Malartic Mine.

•        Social License to Operate Index implemented at most sites.

•        Over 1 million beneficiaries from our social programs.

•        Individual mine results included increases of 10% at Canadian Malartic, 7% at Jacobina and 1% at Chapada, in addition to the contribution of 92,793 ounces of gold from Cerro Moro, which reached commercial production prior to the end of the second quarter of 2018.

•        Chapada annual gold production exceeded expectations in 2018. Underpinned by an 11% increase in gold recovery rate, production was higher compared to 2017 at below guidance costs.

•        Gold production at El Peñón exceeded guidance in 2018. Gold costs on co-product basis were impacted by lower silver production and sales that had the effect of proportionally allocating more costs to gold.

•        Canadian Malartic delivered record annual production and exceeded its production expectations in 2018 at 10% higher production and costs lower than expected and lower than those observed in 2017.

•        Jacobina delivered record annual production and exceeded its production expectations in 2018. Production was 7% higher than guidance with cost metrics approximately 11% lower and also lower compared to 2017.

•        During 2018, the Minera Florida mine experienced lower production at higher-than-expected unit costs.  Similar to the approach successfully undertaken at El Peñón and Jacobina, the focus of the updated life of mine plan at Minera Florida is to right size the operation at a sustainable production level. The objective is to maximize operating margins and to advance mine development and mineral reserve delineation to deliver mine flexibility and scope for future potential production increases, driven by either throughput or grade.

•        Cerro Moro completed its successful ramp up at costs below guidance, while exceeding 2018 production guidance as throughput and grades increased according to plan. Underground production activity met expectations along with mineral extraction rates and dilution control. Ground stability allowed for larger stopes than originally planned.

•        The strong track record established by Yamana on operations together with strengthened mine plans and mining mostly developed reserves, support the view that strong operational performance will continue for the next several years.

People — Yamana strives to ensure that it possesses high quality leadership in each critical function, working together in an integrated and effective manner.	Growth — Our objective is to maximize quality growth of production for the purpose of significant increases in cash flow.

•        As part of our natural evolution, and to position Yamana for further long-term success, the Chairman and CEO role was separated through the creation of the Executive Chairman role and the role of President and CEO, with the internal promotion of our Chief Executive Officer in an effort to continue to strengthen our operational performance.

•        The President & CEO position was resourced through internal succession, demonstrating strong succession planning practices and further reflecting management’s bench strength.

•        Streamlined the management construct, resulting in the elimination of six executive roles, bringing all operational site management under one senior executive, repositioning the company’s corporate business development efforts and realizing additional synergies.

•        Successful launch and execution of the 2018 Employee Engagement Survey to over 4,300 employees, resulting in a 95% response rate, and a total engagement score of 94%. These scores demonstrate continuous improvement over previous 2015 and 2012 levels. Yamana’s aggregate scores are well above the Global Mining Index, and also the High Performing Company norms administered through an independent, global service provider.

•        Continued investment in employees through training and development to enhance performance, and to attract and retain high quality external hires, both of which are key to long term success. Successfully launched a new Leadership, Excellence & Development program (LEAD) to 400 front line supervisors across the organization, providing a consistent and focused curriculum to develop skills in effective leadership, operational efficiency and health and safety.

•        Completed significant organizational structure improvements in local country administration management roles to improve efficiency and reduce G&A expenses in support of in-country mining operations.

•        Completed succession planning for all executive and leadership roles in the operations, technical services and exploration business functions, including the identification of a development pool of non-executives across the organization, to identify existing strengths and gaps in workforce, and to promote internal succession.

•        Continued the critical evaluation of our people strengths, focusing in particular on mine management, plant management and health and safety oversight. A particular focus was on the governance of environmental aspects of our business including management of tailings facilities.

•        A number of project evaluations are underway with a goal of surfacing value from non-strategic or non-producing assets including Agua Rica, Suyai and Don Sixto, all of which have well-defined delineated mineral reserves and/or mineral resources. Notable progress relating to some of these initiatives include, but are not limited to the following:

•        We continue to advance our alternatives for the development of the Agua Rica project.

•        At Suyai, we previously completed a scoping study that evaluated two options for ore processing, both of which provide favourable project economics. We continue to consider the alternatives of a development plan and other strategic alternatives for the project. While this level of study is at a scoping level, extensive work has been performed over a considerable period. As such, the scoping study can be advanced to a feasibility study and the project can be developed very rapidly. The Suyai project is one of the highest gold grade development-ready projects in the Americas.

•        At the Monument Bay project, approximately 16,270 metres of drilling were completed in 2018. In addition, during the period, a new geological interpretation of the deposit was formed and is expected to form the basis for an updated block model and mineral resource estimate. Groundwork is continuing and generating prospects for follow up testing in 2019. We signed an Exploration Agreement with Red Sucker Lake First Nations in relation to the Monument Bay exploration site in Northern Manitoba. This is an important step allowing Yamana to solidify a strategic collaboration with this community, as it continues to advance the project.

•        We continue to pursue development and strategic initiatives for the 56.7% held Agua De La Falda joint venture with Codelco. The historical Jeronimo Feasibility Study focused on maximizing production from the sulfide deposits. We completed the study of a low capital start-up project based on the remaining oxide inventory with positive results, and is evaluating exploration plans on the highly prospective claims surrounding the mine. Agua De La Falda has installed processing capacity and infrastructure.

•        Continued the evaluation of phased growth initiatives at Chapada including initiatives relating to recovery improvements and plant and pit expansion.

•        Exploration on the most prospective properties is a key to unlocking and creating value for shareholders. The 2018 exploration program focused on finding higher quality ounces, improving mine grade, infill drilling to replace production by upgrading existing mineral resources, and exploring the Yamana property portfolio for new exploration targets. Our exploration programs are well positioned to deliver on mineral resources discovery and mineral reserve replacement and growth.

•        The exploration team is developing longer term opportunities through the identification of early stage opportunities and signing of exploration alliances and through new exploration projects including TPK, Organullo and the existing but previously idle projects Borborema and Lavra Velha. This drive will continue in 2019 to ensure a pipeline of long term resources to replace mine depletion.

2018 long-term incentive grant

Based on the performance results described above, the board approved long-term incentive grants for 2018 at 75% of target for each named executive.

For Mr. Marrone, the calculated grant value was $2,167,846, equal to 75% of his 225% target (225% of salary). However, in considering company performance, in particular the decline in TSR over the past three years, Mr. Marrone elected, and the board agreed, to receive a long-term incentive award of $600,000.

Mr. Racine received a long-term incentive award of $1,015,625 equal to 75% of his blended target for the year, based seven months on his previous role and five months as President and CEO (see page 78).

The table below shows the calculated 2018 long-term incentive grants awarded to the named executives for 2018 and the allocation to PSUs and RSUs.

		Target
	Base	grant		Calculated			Mix of vehicles (% of total)
	salary	(% of base	Performance	award	Actual award				Stock
	($)	salary)	score	($)	($)		PSUs	RSUs	options	DSUs
Peter Marrone	1,551,316	225%	75%	2,617,846	600,000	[1]	50%	50%	—	—
Daniel Racine	662,069	203%[2]	75%[3]	1,015,625	1,015,625		50%	50%	—	—
Jason LeBlanc	341,445	150%	75%	384,126	384,126		50%	50%	—	—
Greg McKnight	472,770	175%	75%	620,511	620,511	[4]	50%	50%	—	—
Yohann Bouchard	368,477	150%	75%	427,500	427,500		50%	50%	—	—

Notes

(1)          Mr. Marrone elected, and the board agreed, to receive a reduced long-term incentive award of $600,000 split equally between PSUs and RSUs.

(2)          Mr. Racine’s target grant is prorated to reflect seven months in his previous role (175%) and five months for the President and CEO role (225%).

(3)          See page 71 for the President and CEO’s performance score.

(4)          Due to Mr. McKnight’s retirement at the end of 2018, his long-term incentive award was paid in cash.

2018 PSU awards

The 2018 PSU awards will vest at the end of 2021, based on Yamana’s three-year cumulative total shareholder return compared to the S&P/TSX Global Gold Index.

The number of units that vest will be determined using the scale in the table to the right. If performance is between threshold and maximum, vesting will be determined on a straight-line basis, between 0% and 200% of target. The amount includes any additional units issued as dividend equivalents for dividends paid on our common shares during the performance period.

Performance	Yamana’s cumulative three-year TSR vs. S&P/TSX Global Gold Index	Vesting (% of grant)
Below threshold	more than 25% points below index	0%
Threshold	25% points below index	50%
Target	matches index	100%
Maximum	50% points above index	200%

The award will be paid out in cash, calculated by multiplying the number of units that vest by the volume-weighted average share price of Yamana common shares for the five trading days immediately before the last day of the performance period.

If our three-year TSR is negative, vesting is capped at target, regardless of our relative performance compared to the market index.

CEO COMPENSATION PROFILE

Daniel Racine was appointed President and Chief Executive Officer in August 2018 and previously served as Executive Vice President, Chief Operating Officer. Mr. Racine brings extensive operating and leadership experience to the role. A registered mining engineer, he has spent over 25 years in senior executive roles in global mining operations. Mr. Racine joined Yamana in 2014.

2018 leadership and performance

Mr. Racine led the operational performance of Yamana to execute on the long-term strategy of creating value for shareholders.

As part of these efforts, 2018 performance met or exceeded objectives across a number of key metrics and tactical priorities, which include but are not limited to the following:

•      meeting or exceeding full year guidance for gold, silver and copper production

•      delivering production at costs in line with or better than guidance

•      advancing development of Cerro Moro according to plan and exceeding gold and silver production at costs below expectations in the first six months of operations

•      delivering exploration success, by meeting or exceeding 95% of the mineral resource replacement objectives at all sites

•      implementing the Health, Safety, Environment and Communities’ vision of One Team, One Goal: Zero and achieving a 20% reduction in our Total Recordable Injury Frequency Rate

•      streamlining the management construct by amalgamating all operational site management under one senior executive to realize additional synergies.

2018 compensation decisions

Mr. Racine’s total direct compensation for 2018 was $2,577,694, reflecting seven months as Executive Vice President, Chief Operating Officer and five months in his new role as President and CEO. This compares to his blended target direct compensation of $2,781,251 and the full-year target compensation for the CEO role of $4,050,000.

Mr. Racine’s 2018 compensation includes a short-term incentive award of $900,000, reflecting 118% of his blended target, and a long-term incentive award of $1,015,625, representing 75% of his blended target and allocated 50% to PSUs and 50% to RSUs, consistent with our policy on long-term incentive awards.

	Blended target		Actual
2018 total direct compensation	$2,781,251	2018 total direct compensation	$2,577,694
		vs. 2018 blended target	-7%
		vs. 2018 CEO target	-36%

The table below compares Mr. Racine’s blended target compensation for 2018 to the target CEO compensation and his actual compensation for the year.

		2018 CEO target compensation ($)	2018 Blended target ($)	2018 Actual ($)
Base salary		900,000	666,667	662,069
Short-term incentive	% of salary	125%	114%	136%
	($)	1,125,000	760,417	900,000[1]
Long-term incentive	% of salary	225%	203%	153%
	($)	2,025,000	1,354,167	1,015,625
Total direct compensation		4,050,000	2,781,251	2,577,694
Pension[2]		303,750	214,063	234,310
All other compensation[3]		93,069	70,683	67,614
Total compensation		4,446,819	3,065,997	2,879,618

Notes

(1)         Short-term incentive award is 118% of the blended target and reflects a corporate score of 112.5% (70% weight) and an individual performance score of 132% (30% weight).

(2)         Pension value includes 15% of cash compensation (base salary + actual short-term incentive award).

(3)         All other compensation includes the total value of perquisites provided. ‘Target’ value is the three-year average of actual values disclosed for 2016 to 2018.

Compensation lookback

A lookback on CEO compensation has not been included this year because Mr. Racine has been President and CEO for less than one year, but will be provided in future circulars.

SHARE PERFORMANCE

Total shareholder return (TSR) represents the overall financial benefit generated for shareholders (change in share price + dividends received) and is considered an effective measure of how the market evaluates the overall performance of a company over a specific period of time.

Since inception in July 2003, Yamana has taken a long-term view of performance. During the 15-year period to the end of December 2018, a long-term shareholder has experienced a cumulative return of 197%, or 7.5% on an annualized basis, with significant market volatility over shorter-term periods.

As illustrated by the graph below, we have experienced several cycles of significant over performance and shareholder return relative to our peers. The last few years have seen a decline consistent with the global gold industry. As we start a new cycle and take a longer-term view, we believe there is significant opportunity to increase shareholder value in the future through continued focus on safe and reliable production, higher operating margins, higher cash flows, and effective investment of capital.

The graph below shows the five-year return of $100 invested in Yamana common shares on December 31, 2013 compared to $100 invested in the S&P/TSX Composite Index and the S&P/TSX Global Gold Index and Yamana’s mining industry peer group, assuming reinvestment of dividends. It also compares our share performance to total direct compensation (base salary + short-term incentives + long-term incentives) disclosed for named executives in the summary compensation table for the relevant year.

Named executives

2013: Peter Marrone, Charles Main, Ludovico Costa, Greg McKnight, Sofia Tsakos

2014: Peter Marrone, Charles Main, Ludovico Costa, Greg McKnight, Sofia Tsakos

2015: Peter Marrone, Charles Main, Darcy Marud, Greg McKnight, Sofia Tsakos

2016: Peter Marrone, Charles Main, Daniel Racine, Darcy Marud, Greg McKnight

2017: Peter Marrone, Jason LeBlanc, Daniel Racine, Greg McKnight, Yohann Bouchard, Charles Main

2018: Peter Marrone, Daniel Racine, Jason LeBlanc, Greg McKnight, Yohann Bouchard

Total compensation paid to our named executives has closely tracked our TSR performance over time:

•      decreasing proportionally in 2013, 2014 and 2015, consistent with our TSR trend and the global commodity price over this period of time. With efficient operations and a lower cost per ounce of gold produced, Yamana’s share price performance is generally more highly correlated to the gold commodity price compared to our industry peers

•      remaining relatively consistent between 2016 and 2018.

At December 31	2013	2014	2015	2016	2017	2018
S&P/TSX Composite Index	$100.00	$110.55	$101.34	$122.71	$133.85	$121.96
S&P/TSX Global Gold Index	$100.00	$94.25	$84.70	$127.87	$129.59	$125.13
Peer group average (see page 60 for details)	$100.00	$89.55	$70.77	$129.27	$170.72	$185.49
Yamana Gold Inc.	$100.00	$52.17	$29.33	$43.83	$45.90	$37.88
Total direct compensation for named executives (000s)	$19,214	$16,600	$8,441	$9,963	$10,348	$10,923

Pay for performance compared to our peers

The graph below shows how we rank against our mining industry peers when comparing the percentile ranking of the CEO’s three-year average total direct compensation and our annualized TSR for 2016 to 2018. The total direct compensation includes Mr. Marrone for 2016 and 2017, and Mr. Racine for 2018. This analysis shows that Yamana clearly sits within the zone of alignment for pay and performance relative to our mining industry peers.

Total direct compensation includes salary, the short-term incentive and long-term incentive awards for 2016 and 2017 as disclosed in the summary compensation table in the management proxy circulars of the various companies. For peer companies, 2017 data has been used as a proxy for 2018 compensation information that has not been publicly disclosed as of the date of this circular. CEO compensation is in Canadian dollars and, where applicable, has been converted from US dollars to Canadian dollars based on the exchange rate disclosed by each company, or the Bank of Canada average annual exchange rate, for the respective year.

Three-year TSR is from January 1, 2016 to December 31, 2018, based on 30-day average share prices for December 2015 for the starting share prices, and for December 2018 for the ending share prices.

Share ownership, interests directly aligned with shareholders

Mr. Racine is an investor in Yamana and he continues to focus on our long-term success. As at February 22, 2019, Mr. Racine held Yamana equity, including common shares and RSUs, with a total market value of $1,782,791, and a book value of $1,824,810, which is equivalent to 2.8x his base salary. He has until August 8, 2023 to meet his share ownership requirement of holding three times his base salary.

The table below shows the details of Mr. Racine’s equity ownership. Market value is based on Cdn$3.55, the closing price of Yamana common shares on the TSX on February 21, 2019 and converted to US dollars using the closing exchange rate on that day of Cdn$1.00 = $0.7578.

									Meets share
									ownership
Number held			Market value			Total	Total	Share	requirements /
Common shares	DSUs	RSUs	Common shares	DSUs	RSUs	market value	book value	ownership requirement	multiple of base salary
298,340	—	364,361	802,591	—	980,200	1,782,791	1,824,810	3x	no / 2.8

2018 COMPENSATION DETAILS

SUMMARY COMPENSATION TABLE

The table below shows the total compensation paid to our five named executives for the financial years ended
December 31, 2018, 2017 and 2016.

						Non-equity incentive plan compensation
Name and		Salary[1]	Share- based awards[2]		Option- based awards[3]	Annual incentive plans	Long-term incentive plans	Pension value	All other compensation[4]	Total compensation
principal position	Year	($)	($)		($)	($)	($)	($)	($)	($)
Peter Marrone Executive Chairman[7]	2018	1,551,316	600,000		—	2,181,067	—	559,857	245,022	5,137,263
	2017	1,506,132	500,000		—	1,628,000	—	545,120	169,410	4,348,661
	2016	1,476,600	390,000		—	1,503,585	—	447,028	318,271	4,135,483
Daniel Racine President and CEO	2018	662,069	1,015,625		—	900,000	—	234,310	67,614	2,879,618
	2017	459,000	803,250		—	730,000	—	178,350	53,502	2,224,102
	2016	450,000	760,000		—	610,965	—	159,145	51,428	2,031,538
Jason LeBlanc Senior Vice President, Finance and Chief Financial Officer	2018	341,445	384,126		—	400,969	—	111,362	35,551	1,273,453
	2017	331,500	497,250		—	500,000	—	124,725	44,248	1,497,723
	2016	250,000	450,000		—	407,000	—	37,500	31,329	1,175,829
Greg McKnight Executive Vice President, Business Development	2018	472,770	620,511	[5]	—	531,751	—	150,678	64,634	1,840,344
	2017	459,000	803,250		—	630,000	—	163,350	57,629	2,113,229
	2016	450,000	760,000		—	610,965	—	159,145	75,432	2,055,542
Yohann Bouchard Senior Vice President, Operations	2018	368,477	427,500		—	465,625	—	125,115	50,319	1,437,036
	2017	350,000	525,000		—	550,000	—	135,000	50,095	1,610,095
	2016	209,295	450,000		—	450,000	—	29,309	22,873	1,161,477

Notes

(1)             Salaries:

•                    2018 salaries were moderately increased by 3% for Peter Marrone, Greg McKnight and Jason LeBlanc. The salary for Daniel Racine was increased as a result of his promotion to President and CEO in August 2018, and the salary for Yohann Bouchard was adjusted to reflect the change in management construct that amalgamated all operational sites under his portfolio and resulted in increased responsibilities as of August 2018.

•                    2017 salaries were moderately increased by 2% for Peter Marrone, Daniel Racine and Greg McKnight. Salaries for Jason LeBlanc and Yohann Bouchard were increased as a result of their promotions to Senior Vice President.

•                    2016 salaries were increased for Daniel Racine and Greg McKnight as a result of their promotion to Executive Vice President.

(2)             Share-based awards:

2018

February 13, 2019 awards were granted in US dollars. The number of units was calculated using Cdn$3.45, the closing price of Yamana common shares on the TSX on the last trading day before the grant, and converted to US dollars using the closing exchange rate of Cdn$1.00 = $0.7548 on February 12, 2019.

	February 13, 2018 (for entitlement in 2018)
	PSUs	RSUs
Peter Marrone	115,200	115,200
Daniel Racine	195,000	195,000
Jason LeBlanc	73,752	73,752
Greg McKnight[5]	0	0
Yohann Bouchard	82,080	82,080

2017

Mr. Marrone elected to receive a portion of his short-term incentive grant equal to $500,000 in RSUs. These were granted on January 19, 2018. The number of units awarded was calculated using Cdn$4.14, the closing price of Yamana common shares on the TSX on the last trading day before the grant, and converted to US dollars using the closing exchange rate of Cdn$1.00 = $0.8035 on January 18, 2018.

February 14, 2018 awards were granted in US dollars. The number of units awarded was calculated using Cdn$4.15, the closing price of Yamana common shares on the TSX on the last trading day before the grant, and converted to US dollars using the closing exchange rate of Cdn$1.00 = $0.7937 on February 13, 2018.

	January 19, 2018 (for entitlement in 2017)	February 14, 2018 (for entitlement in 2017)
	RSUs	PSUs	RSUs
Peter Marrone	150,314	—	—
Daniel Racine	—	121,939	121,939
Jason LeBlanc	—	75,486	75,486
Greg McKnight	—	121,939	121,939
Yohann Bouchard	—	79,699	79,699

2016

Awards were granted in US dollars. The number of units awarded was calculated using Cdn$4.47, the closing price of Yamana common shares on the TSX on the last trading day before the grant, and converted to US dollars using the closing exchange rate of Cdn$1.00 = $0.7651 on February 14, 2017.

	February 15, 2017 (for entitlement in 2016)
	PSUs	RSUs
Peter Marrone	57,021	57,022
Daniel Racine	111,118	111,118
Jason LeBlanc	65,794	65,794
Greg McKnight	111,118	111,118
Yohann Bouchard	65,794	65,794

(3)             Option-based awards:

No stock options granted to the named executives in 2016, 2017 or 2018.

(4)             All other compensation:

Includes perquisites and other taxable benefits, but does not include DSUs, PSUs or RSUs received as dividend equivalents.

(5)             Due to Mr. McKnight’s retirement at the end of 2018, his share-based awards were paid in cash.

(6)             Mr. Racine’s 2018 base salary was increased to $900,000, as a result of his appointment to President and CEO in August 2018. The salary shown is a mix of his base salary as Executive Vice President, Chief Operating Officer for seven months and as President and CEO for five months of 2018.

(7)             Mr. Marrone was appointed Executive Chairman in August 2018.

Committed to Yamana’s future success

Over the last year Mr. Marrone bought 775,000 common shares and Mr. Racine bought 100,000 common shares. Both remain committed to purchase additional common shares of Yamana, reflecting a view that an effective approach to compensation is one of several ways to align with shareholders, with share ownership promoting alignment with shareholders in ways that supplement and complement the alignment from an effective approach to compensation.

COST OF MANAGEMENT ANALYSIS

The table below shows the total compensation paid to our named executives in each of the past five years and total compensation as a percentage of EBITDA, cash flows and shareholder equity.

	Total compensation paid to the named executives	Total compensation paid to the named executives as a percentage of EBITDA[1]	Total compensation paid to the named executives as a percentage of operating cash flows (before changes in working capital)	Total compensation paid to the named executives as a percentage of shareholder equity
Year[2]	($)	(%)	(%)	(%)
2018	12,567,714	2.1	2.8	0.29
2017	11,896,605	2.0	2.6	0.28
2016	11,555,786	5.2	1.8	0.26
2015	9,512,251	5.0	1.4	0.18
2014	17,956,818	2.6	2.0	0.18
Average	12,697,835	3.38	2.12	0.24

Notes

(1)         Non-GAAP measure. See page 95 for more information.

(2)         2014-2018 EBITDA have been adjusted to exclude discontinued operations and one-time, non-cash impairment charges taken during these years.

OUTSTANDING SHARE-BASED AND OPTION-BASED AWARDS

The table below shows the outstanding incentive plan awards for each named executive as of December 31, 2018. All amounts are in US dollars and have been converted from Canadian dollars based on the close exchange rate of Cdn$1.00 = $0.7330 reported by the Bank of Canada on December 31, 2018.

	Option-based awards				Share-based awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of share-based awards not paid out or distributed ($)
Peter Marrone	462,291	6.99	Dec 11, 2020	—	379,559	891,964	6,700,978
Daniel Racine	50,944	3.88	Jan 12, 2022	—	467,992	1,099,781	—
Jason LeBlanc	33,343	6.99	Dec 11, 2020	—	279,950	657,883	—
	33,316	3.88	Jan 12, 2022	—
Greg McKnight	116,700	6.99	Dec 11, 2020	—	484,934	1,139,595
	85,024	3.88	Jan 12, 2022	—
Yohann Bouchard	—	—	—	—	294,644	692,413	—

Notes

Option-based awards

•                  Options that were granted on December 11, 2013 at a price of Cdn$9.54 ($6.99) per share, vest one-third on grant date, one-third on December 11, 2014 and one-third on December 11, 2015, and expire on December 11, 2020.

•                  Options that were granted on January 12, 2015 at a price of Cdn$5.30 ($3.88) per share, vest one-third on January 12, 2016, one-third on January 12, 2017 and one-third on January 12, 2018, and expire on January 12, 2022.

•                  Value of unexercised in-the-money options is based on the difference between the option exercise price and the closing price of Yamana common shares of Cdn$3.21 ($2.35) on the TSX on December 31, 2018.

Share-based awards

•                  Represents PSUs, RSUs and DSUs for Mr. Marrone and RSUs and PSUs for the other named executives.

•                  Market or payout values are calculated using the closing price of Yamana common shares of Cdn$3.21 ($2.35) on the TSX on December 31, 2018.

Value of awards vested or earned in 2018

The table below shows the value on payout or vesting of incentive awards for the year ended December 31, 2018. All amounts are in US dollars and have been converted from Canadian dollars based on the close exchange rate of Cdn$1.00 = $0.7330 reported by the Bank of Canada on December 31, 2018.

Name	Option-based awards — Value vested during the year ($)	Share-based awards — Value vested or earned during the year ($)	Non-equity incentive plan compensation — Value earned during the year ($)
Peter Marrone	—	28,940	2,181,067
Daniel Racine	—	56,384	900,000
Jason LeBlanc	—	33,389	400,969
Greg McKnight	—	56,384	531,751
Yohann Bouchard	—	33,389	465,625

Notes

Option-based awards

•                  Option awards are calculated using the Black-Scholes option pricing model and calculated under Canadian GAAP.

Share-based awards

•                  Calculated by multiplying the number of units vested by the market price of Yamana common shares on the vesting date, and then converted into US dollars using the exchange rate noted above.

•                  Mr. Marrone is the only named executive who has DSUs. DSUs are paid out in cash only when Mr. Marrone retires or ceases to be employed by the company.

Non-equity incentive plan compensation

•                  The annual cash short-term incentive paid to each named executive (see the Summary compensation table on page 84 for more information).

Value of options exercised in 2018

The next table shows the stock options the named executives exercised in 2018. None were exercised in 2018.

Name	Grant date	Exercise price	# of options exercised	Share price on date of exercise	Value realized
Peter Marrone	—	—	—	—	—
Daniel Racine	—	—	—	—	—
Jason LeBlanc	—	—	—	—	—
Greg McKnight	—	—	—	—	—
Yohann Bouchard	—	—	—	—	—

Equity compensation plans

The table below shows the details of our equity compensation plans for the year ended December 31, 2018.

Securities authorized for issue under equity compensation plans

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (#)
Equity compensation plans (approved by shareholders)	1,753,904(options YRI) 18,461 (options Mega) 2,283,984 (RSUs)	Cdn$7.83 (options YRI) Cdn$5.26 (options Mega) Cdn$4.31 (RSUs)	3,604,412 (options YRI) — (options Mega) 9,706,996 (RSUs)
Equity compensation plans (not approved by shareholders)	nil	nil	nil
Total	1,753,904(options YRI) 18,461 (options Mega) 2,283,984 (RSUs)	Cdn$7.83 (options YRI) Cdn$5.26 (options Mega) Cdn$4.31 (RSUs)	3,604,412 (options YRI) — (options Mega) 9,706,996 (RSUs)

The next table shows the dilution, overhang and burn rate of outstanding options for the last three fiscal years as at December 31 of each such year.

No options were granted in 2016, 2017 or 2018. We do not re-load the number of stock options available for issue (see page 89 to read more about stock options).

	2018	2017	2016
Dilution Total number of options outstanding divided by total number of common shares outstanding	0.18%	0.19%	0.23%
Overhang Total number of options available for issue plus options outstanding, divided by total number of common shares outstanding	0.56%	0.56%	0.61%
Burn rate Total number of options issued in a fiscal year, divided by total number of common shares outstanding	0%	0%	0%

The compensation committee reviews the equity incentive plans regularly as part of its oversight responsibilities of Yamana’s compensation program. Any changes must be reviewed and approved by the board. The board approved changes to the incentive plans as part of the new 2015 executive compensation framework which included changes to our incentive plans and disclosed in our 2016 management information circular.

Restricted share units

Eligibility	• Full-time employees and eligible contractors of Yamana or an affiliate

Payout

•             Participants receive one Yamana common share for each RSU that vests

•             The market value of the common shares is based on the volume weighted average price of a Yamana common share for the five trading days immediately before the vesting date

Dividend	• Earn additional units as dividend equivalents at the same rate as dividends paid on our common shares

Transferability	• Cannot be transferred or assigned, except to an estate, and do not confer rights as a Yamana shareholder until the units vest and Yamana common shares are issued to the participant

Reserved for issue	• A total of 19.8 million common shares are reserved for issue under the plan, representing approximately 2.1% of our total issued and outstanding common shares as of March 26, 2019

Reserve pool

•             As of March 26, 2019, there were 2,640,803 RSUs outstanding for the issue of common shares

•             These represent approximately 0.28% of our total issued and outstanding common shares

•             The total remaining shares available to be issued under the RSU plan is 8,442,274, which represents the total reserve for issue, minus the RSUs outstanding and previously vested RSUs

•             The RSU plan does not re-load the number of RSUs available for issue

•             If RSUs have been cancelled or terminated without a common share having been issued, the RSU will be available again. This is not re-loaded because a share has not been issued.

Amendments with approval

We or the board can make the following amendments to the plan as long as we receive shareholder and regulatory approval:

•             Change the number of securities that can be issued under the plan

•             Change the definition of ‘participant’, when it narrows, broadens or increases the participation of insiders

•             Make a change that could significantly or unreasonably dilute our outstanding securities or provide additional benefits to participants, at our expense or the expense of our existing shareholders

•             Change the non-assignability clause in section 5.03 of the plan, when it allows RSUs, or any other right or interest of a participant under the plan, to be assigned or transferred, except to an estate

Amendments without approval

The board can make any other changes to the plan without shareholder approval, including the following among others, as long as we receive the required regulatory approval:

•             Housekeeping changes

•             Adding or changing the vesting provisions of an RSU or the plan

•             Changing the termination provisions of an RSU or the plan

•             Making a change to comply with securities laws

•             Making a change to ensure the RSUs granted under the plan comply with income tax and other laws in force in the country or jurisdiction the participant receiving the RSUs is a resident or citizen of

Stock options

Options to buy Yamana common shares are awarded under our share incentive plan. Awards can also include stock appreciation rights that allow the holder to terminate options in exchange for common shares. Their value is the difference between the fair value of the share and the option price per share.

Eligibility	• Employees, senior officers, directors and consultants of Yamana or an affiliate (the board’s policy is not to award stock options to non-executive directors)

Payout

•             Options can be exercised after they vest but expire up to 10 years as set by the board

•             The exercise price is set by the board and must not be less than the closing price of Yamana common shares on the TSX on the trading day immediately before the grant

•             We have not re-priced any option awards, and we do not provide financial assistance to participants to buy common shares under the plan

•             If the expiry date falls in a trading blackout period set by Yamana, the date is extended to the 10th business day after the end of the blackout period

Dividend	• Do not earn dividend equivalents

Transferability	• Cannot be transferred or assigned, except to an estate, and do not confer rights as a Yamana shareholder until the options are exercised

Reserved for issue	• Up to 24.9 million common shares may be issued for reserve under our share incentive plan, representing approximately 2.6% of our total issued and outstanding common shares as of March 26, 2019

Option pool

•             As of March 26, 2019, there were options to purchase 1,419,366 common shares, outstanding and exercisable under the Yamana share incentive plan

•             These represent approximately 0.15% of our total issued and outstanding common shares

•             The total remaining shares available to be issued under the Yamana share incentive plan is 3,957,411, which represents the total reserved for issue, minus the options available for exercise and the previously exercised options

•             The plan does not re-load the number of stock options available for issue

•             If options are surrendered, terminated or expire without being exercised, new options may be granted covering the common shares not purchased under the lapsed options. This is NOT an option re-load because a share has not been issued.

Outstanding options

•             The plan provides for a total maximum reserve of 5% of our issued and outstanding common shares that can be issued to any person

•             The maximum number of common shares that can be issued to insiders under all security-based compensation arrangements, is 10% of the total issued and outstanding common shares

Amendments	• Either the board or committee can change or terminate the plan at any time

Amendments with approval

•             The board can make the following amendments to the plan, as long as it receives both shareholder and regulatory approval:

•             Change the number of securities that can be issued under the plan

•             Change the definition of ‘participant’, when it narrows, broadens or increases the participation of insiders

•             Add any form of financial assistance

•             Change a financial assistance provision to make it more favourable to participants

•             Add a cashless exercise feature, payable in cash or securities, as long as it does not allow a deduction of the number of underlying securities from the plan reserve

•             Add DSUs or RSUs or any other award vehicle that results in participants receiving securities when no cash is paid to the company

•             Make a change that could significantly or unreasonably dilute our outstanding securities or provide additional benefits to participants, especially to insiders, at our expense or the expense of our existing shareholders

You can find a copy of the plan on SEDAR (www.sedar.com).

Stock option grant rates

Year	Stock options granted in the fiscal year	Total shares outstanding as at December 31 of fiscal year	Grant rate
2018	—	949,341,830	0%
2017	—	948,524,667	0%
2016	—	947,641,818	0%

Other options to acquire Yamana common shares

Yamana assumed obligations for options as part of several business acquisitions, one of which had options outstanding as of December 31, 2018. The outstanding options are governed by the original stock option plan and no additional options can be granted under the plan.

Acquisition	Options assumed under the acquired company’s stock option plan	Options outstanding (as of December 31, 2018) Each option can be exercised to acquire one Yamana common share
Mega Precious Metals Inc.	233,738	18,461

See Termination and double trigger change of control starting on page 72 for more information about our long-term incentive award.

RETIREMENT BENEFITS

We introduced a defined contribution pension plan for executives (executive pension plan) on January 1, 2009. The CEO participates in the CEO pension plan.

Contributions under both plans are deposited into an individual retirement account for each participant. Participants decide how they want their contributions invested based on a range of investment choices (including Yamana shares) and the percentage they allocate to each. Account values change based on the contributions and performance of the underlying investments. Future benefits or income are not guaranteed.

2018 retirement benefits

In 2018, we contributed a percentage of each participant’s annual base salary and annual cash bonus to the executive pension plan. Executive vice presidents and senior vice presidents or equivalent receive 15% of their annual base salary and annual short-term incentive award.

For 2018, we contributed 15% of the CEO’s annual base salary and actual short-term incentive award to the CEO pension plan.

The plans are non-contributory and competitive with the market. They have two components:

•      group registered retirement savings plan

•      non-registered retirement savings plan.

Contributions are made first to the group plan up to the maximum amount allowed by the Canada Revenue Agency ($26,230 in 2018) for the Canadian executives. Any excess is directed to the non-registered retirement savings plan. Contributions vest immediately.

The table below shows the value of each named executive’s retirement benefits under the defined contribution pension plan as of December 31, 2018.

Name	Accumulated value at start of year ($)	Compensatory ($)	Accumulated value at year end ($)
Peter Marrone	7,093,777	559,857	7,653,634
Daniel Racine	512,917	234,310	747,227
Jason LeBlanc	336,088	111,362	447,450
Greg McKnight[1]	2,095,902	150,678	2,246,580
Yohann Bouchard	181,280	135,000	316,280

Notes

(1)  Mr. McKnight retired at the end of 2018 and his values reflect payments to retirement.

The values noted are before tax amounts. All required tax withholdings are made before contributions are made to an executive’s account.

TERMINATION AND DOUBLE TRIGGER CHANGE OF CONTROL

We have employment agreements with each named executive, either directly or through a subsidiary, that provide for payments if his or her employment is terminated. The agreements include provisions for termination or other triggering event in a change of control situation and are described on the next page. Mr. McKnight is not included in the table because he retired from Yamana at the end of 2018.

Name	Notice period	Severance on termination	Severance on double trigger change of control	Benefits	Stock options	DSUs / RSUs / PSUs
Peter Marrone	Three months	Three times sum of annual salary plus bonus	Two times sum of annual salary plus bonus	Comparable to current medical benefits for a period of three years for termination and 0.25 times annual salary for change of control	Hold for balance of option term or receive cash for unexercised options based on formula (regardless of vesting)	Vested at time of grant (DSUs) Immediate vesting (RSUs) Survive for term (PSUs)
Daniel Racine	90 days	Two times sum of annual salary plus two-year average annual bonus	Two times sum of annual salary plus two-year average bonus	Comparable to current benefits until earlier of new employment and two years	Immediate vesting, exercisable for 24 months	Immediate vesting (RSUs) Vested at time of grant (DSUs)
Jason LeBlanc	90 days	Two times sum of annual salary plus two-year average annual bonus	Two times sum of annual salary plus two-year average bonus	Comparable to current benefits until earlier of new employment and two years	Immediate vesting, exercisable for 24 months	Immediate vesting (RSUs)
Yohann Bouchard	90 days	Two times sum of annual salary plus two-year average annual bonus	Two times sum of annual salary plus two-year average bonus	Comparable to current benefits until earlier of new employment and two years	Immediate vesting, exercisable for 24 months	Immediate vesting (RSUs)

Notes

Severance on termination

Paid on termination for any reason other than cause (not including a change of control).

Severance on double trigger change of control

Paid on a change of control followed by a termination or other triggering event.

Benefits

Mr. Marrone receives his benefits for three years if his employment is terminated for any reason other than cause, and is paid at 0.25 times his annual salary on a double trigger change of control.

Other than as described above, we and our subsidiaries do not have compensatory plans or arrangements with the named executives that result in a payment following or related to a termination, resignation, retirement, change of control of Yamana or a change in responsibilities.

Estimated incremental payments on termination

The table below shows the estimated incremental amount that would have been paid to each named executive if they had been terminated without cause on December 31, 2018.

Name	Base salary ($)	Annual bonus ($)	Benefits ($)	Total ($)
Peter Marrone	4,653,948	8,343,201	15,794	13,012,943
Daniel Racine	1,324,138	1,630,000	7,835	2,961,974
Jason LeBlanc	682,890	900,969	2,814	1,586,673
Yohann Bouchard	736,955	1,015,625	7,835	1,760,415
Total	7,397,931	11,889,795	34,278	19,322,005

All stock-based awards would vest as follows:

•      DSUs and RSUs would be paid on termination

•      PSUs would remain outstanding for the vesting period, earn dividend equivalents until the end of the vesting period, and be paid out in the usual way

•      stock options would remain outstanding for 24 months.

The values of RSUs, DSUs and PSUs have been calculated using Cdn$3.21 (the closing price of Yamana common shares on the TSX on December 31, 2018). Mr. Marrone is the only named executive who has DSUs.

Name	RSUs / DSUs / PSUs (Cdn$)
Peter Marrone	10,371,635
Daniel Racine	1,502,254
Jason LeBlanc	898,640
Yohann Bouchard	945,807
Total	13,718,336

Estimated incremental payments on a double trigger change of control (a change of control followed by a termination or other triggering event)

The table below shows the estimated incremental amount that would be paid to each named executive if there had been a change of control, followed by a termination or other triggering event, on December 31, 2018. Other triggering event includes an adverse change in any of the named executive’s duties, financial entitlements, title, reporting rank, location or other matter raising a claim for constructive dismissal.

Name	Base salary ($)	Annual bonus ($)	Benefits ($)	Total ($)
Peter Marrone	3,102,632	5,562,134	387,829	9,052,595
Daniel Racine	1,324,138	1,630,000	7,835	2,961,974
Jason LeBlanc	682,890	900,969	2,814	1,586,673
Yohann Bouchard	736,955	1,015,625	7,835	1,760,415
Total	6,792,155	10,890,990	413,518	18,096,662

All-stock based awards would vest as follows:

•      DSUs and RSUs would be paid on termination or triggering event

•      PSUs would remain outstanding for the vesting period, earn dividend equivalents until the end of the vesting period, and be paid out in the usual way

•      stock options would remain outstanding for 24 months.

The values of the RSUs, DSUs and PSUs have been calculated using Cdn$3.21 (the closing price of Yamana common shares on the TSX on December 31, 2018). Mr. Marrone is the only named executive who has DSUs.

Name	RSUs / DSUs / PSUs (Cdn$)
Peter Marrone	10,371,635
Daniel Racine	1,502,254
Jason LeBlanc	898,640
Yohann Bouchard	945,807
Total	13,718,336

How we define change of control

The terms of a change of control vary by named executive according to the terms of their employment agreements.

Peter Marrone

A change of control means any of the following:

•      an event where any person, or together with its affiliates, beneficially owns or exercises control or direction over our voting securities or those of a successor company that represent at least 20% of the votes attached to all voting securities outstanding

•      approval by Yamana shareholders of all necessary resolutions allowing any person, any persons acting in concert, or any person together with its affiliates to beneficially own or exercise control or direction over, our voting securities or those of a successor company that represent at least 20% of the votes attached to all voting securities outstanding, even if they have not yet been issued or transferred to that person

•      the sale of at least 25% of our net assets to a person who is not affiliated with Yamana, within the meaning of the Canada Business Corporations Act, as shown on our consolidated balance sheet at the end of the last completed financial quarter, or as of the end of the last completed financial year if the sale occurs during the first quarter of a financial year

•      approval by Yamana shareholders of all necessary resolutions required to allow all or substantially all of our assets to a person who is not an affiliate within the meaning of the Canada Business Corporations Act, or if Yamana:

•      becomes insolvent or generally is not able to pay its debts as they become due

•      confirms in writing its inability to pay its debts generally or makes a general assignment for the benefit of creditors

•      is involved in any proceeding seeking:

•      to adjudicate it as bankrupt or insolvent

•      liquidation, winding-up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors including any plan or compromise or arrangement or other corporate proceeding involving or affecting its creditors

•      relief or the appointment of a receiver, trustee or other similar official for Yamana or a substantial portion of our properties and assets, and in the case of a proceeding instituted against us, either the proceeding has not been dismissed or stayed for 30 days, or we have been granted relief or a receiver, trustee, custodian or other similar official has been appointed, or

•      any corporate action that authorizes any of the above.

Jason LeBlanc, Daniel Racine and Yohann Bouchard

A change of control means any of the following:

•      a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving Yamana or any of our affiliates and another corporation or other entity, that results in existing holders of our common shares holding less than 50% of the outstanding shares of the successor corporation after the transaction is completed

•      the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of our assets, rights or properties or any of our subsidiaries which have a total book value that is more than 50% of the book value of those items on a consolidated basis to any person or entity (other than a disposition to a wholly-owned subsidiary of Yamana resulting from a reorganization of our assets)

•      a resolution to wind up, dissolve or liquidate Yamana

•      any person, entity or group of persons or entities acting jointly or in concert (an acquiror) acquires or acquires control (including the right to vote or direct the voting) of our voting securities which, when added to the voting securities registered or beneficially owned by the acquiror, would entitle the acquiror and/or its associates and/or affiliates (as defined in the Canada Business Corporations Act) to cast or to direct the casting of 20% or more of the votes attached to our outstanding voting securities which may be cast to elect directors of Yamana or the successor corporation (regardless of whether a meeting has been called to elect directors)

•      the nominated directors in this circular do not constitute a majority of the board because of, or related to, a contested election of directors or a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving Yamana or any of our affiliates and another corporation or other entity, or

•      the board adopts a resolution that a change of control as defined above has occurred or is imminent.

4. Other information

OTHER INFORMATION

Liability insurance

We have liability insurance to protect our directors and executive officers and Yamana against any liability they may incur while serving in this capacity for Yamana or any of our subsidiaries. Our total coverage is $145 million and our total premiums were $870,500 in 2018. The policies carry a deductible of $3,000,000 for any securities law claims, $250,000 for employment practices liability claims and $500,000 for all other claims.

Loans to directors and executive officers

We do not make personal loans or extend lines of credit to our directors or executive officers to purchase securities or for any other purpose. We did not have any loans outstanding to them or any of their associates in 2018 or as of the date of this circular.

In addition, none of our current or former directors, executive officers or employees have loans that are the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding with Yamana or any of our subsidiaries.

Additional information

You can find additional financial information in our comparative financial statements and MD&A for the fiscal year ended December 31, 2018, in our 2018 annual report to shareholders and included with this circular. You can also access a copy and other information about Yamana on our website (www.yamana.com), on SEDAR (www.sedar.com) and on the SEC website (www.sec.gov).

You can also request a copy from our Senior Vice President, General Counsel and Corporate Secretary by calling 416.815.0220 or sending an email to investor@yamana.com.

About non-GAAP and other measures and additional line items or subtotals in financial statements

We use non-GAAP measures to supplement our financial statements, which are presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

These include:

•      Cash costs per ounce produced on a co-product and by-product basis, for gold and silver

•      Co-product cash costs per pound of copper produced

•      All-in sustaining costs per ounce produced on a co-product and by-product basis, for gold and silver

•      All-in sustaining co-product costs per pound of copper produced

•      Net debt

•      Net free cash flow

•      Average realized price per ounce of gold/silver sold

•      Average realized price per pound of copper sold

•      EBITDA, and

•      Adjusted EBITDA.

We believe that these measures, when considered together with measures determined in accordance with IFRS, help investors better evaluate our underlying performance. Non-GAAP measures do not have a standardized meaning prescribed under IFRS, and our definitions may not be comparable to similar measures presented by other companies. The measures are intended to give investors supplementary information and should not be considered on their own or as a substitute for measures of performance prepared in accordance with IFRS.

Management determines the components of non-GAAP measures and evaluates other measures from time to time based on new items and transactions, a review of use by investors and new regulations as applicable. Any changes to the measures are duly noted and applied retrospectively as applicable.

The reconciliations to the above-noted non-GAAP financial measures to the most directly comparable measure reported in the Consolidated Financial Statements can be found in the company’s MD&A for the year ended December 31, 2018.

Cash costs and all-in sustaining costs (AISC)

The company discloses “cash costs” because it understands that certain investors use this information to determine the company’s ability to generate earnings and cash flows for use in investing and other activities. The company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operating activities. Cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard remains the generally accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies.

The measure of cash costs, along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial measure. The terms co-product and by-product cash costs per ounce of gold or silver produced, co-product cash costs per pound of copper produced, co-product and by-product AISC per ounce of gold or silver produced and co-product AISC per pound of copper produced do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. Non-GAAP financial measures should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

By-Product and Co-Product Cash Costs

Cash costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, but are exclusive of amortization, reclamation, capital, development and exploration costs. The company believes that such measure provides useful information about the company’s underlying cash costs of operations. Cash costs are computed on a weighted average basis, net of by-product sales and on a co-product basis as follows:

•      Cash costs of gold and silver on a by-product basis — shown on a per ounce basis. The attributable cost for each metal is calculated net of by-products by applying copper and zinc net revenues, which are incidental to the production of precious metals, as a credit to gold and silver ounces produced, thereby allowing the company’s management and stakeholders to assess net costs of precious metal production. These costs are then divided by gold and silver ounces produced.

•      Cash costs of gold and silver on a co-product basis — shown on a per ounce basis. Costs directly attributed to gold and silver will be allocated to each metal. Costs not directly attributed to each metal will be allocated based on the relative value of revenues, which will be determined annually. The attributable cost for each metal will then be divided by the production of each metal in calculating cash costs per ounce on a co-product basis for the period.

•      Cash costs of copper on a co-product basis — shown on a per pound basis. Costs attributable to copper production are divided by commercial copper pounds produced.

By-Product and Co-Product AISC

All-in sustaining costs per ounce of gold and silver produced seeks to represent total sustaining expenditures of producing gold and silver ounces from current operations, based on co-product costs or by-product costs, including cost components of mine sustaining capital expenditures, corporate general and administrative expense excluding stock-based compensation, and exploration and evaluation expense. All-in sustaining costs do not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, financing costs and dividend payments. Consequently, this measure is not representative of all of the company’s cash expenditures. In addition, the calculation of all-in sustaining costs does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods.

All-in sustaining co-product costs reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to the gold, silver or copper production activities. Similarly, all-in sustaining by-product costs reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to the gold and silver production activities but net of by-product revenue credits from sales of copper and zinc.

The reconciliations agree to the Consolidated Financial Statement of operations and reconcile total cost of sales of gold, silver and copper sold (cost of sales excluding depletion, depreciation and amortization, plus depletion, depreciation and amortization) to co-product cash costs of gold produced, co-product cash costs of silver produced, co-product cash costs of copper produced, co-product AISC of gold produced, co-product AISC of silver produced, co-product AISC of copper produced, by-product cash costs of gold produced, by-product cash costs of silver produced, by-product AISC of gold produced and by-product AISC of silver produced. The tables also present total cost of sales on a per ounce or pound sold, co-product and by-product cash costs and AISC on a per ounce or pound produced basis, as deemed appropriate. All production costs are classified in inventory together with treatment and refining charges, commercial costs, overseas freight and other selling costs. The amount of inventories recognized as cost of sales for the reporting period corresponds to the units of products sold during that period.

Beginning January 1, 2018, silver production and related KPIs for Chapada and Minera Florida no longer met the minimum significance threshold in accordance with the company’s policy.

Net Debt

The company uses the financial measure “Net Debt”, which is a non-GAAP financial measure, to supplement information in its Consolidated Financial Statements. The company believes that in addition to conventional measures prepared in accordance with IFRS, the company and certain investors and analysts use this information to evaluate the company’s performance. The non-GAAP financial measure of net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Net Debt is calculated as the sum of the current and non-current portions of long-term debt net of the cash and cash equivalent balance as at the balance sheet date.

Net Free Cash Flow

The company uses the financial measure “Net Free Cash Flow”, which is a non-GAAP financial measure, to supplement information in its Consolidated Financial Statements. Net Free Cash Flow does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The company believes that in addition to conventional measures prepared in accordance with IFRS, the company and certain investors and analysts use this information to evaluate the company’s performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash. The presentation of Net Free Cash Flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures.

Net Free Cash Flow is calculated as cash flows from operating activities of continuing operations adjusted for advance payments received pursuant to metal purchase agreements, non-discretionary expenditures from sustaining capital expenditures and interest and financing expenses paid related to the current period.

Average Realized Metal Prices

The company uses the financial measures “average realized gold price”, “average realized silver price” and “average realized copper price”, which are non-GAAP financial measures, to supplement in its Consolidated Financial Statements. Average realized price does not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The company believes that in addition to conventional measures prepared in accordance with IFRS, the company and certain investors and analysts use this information to evaluate the company’s performance vis-à-vis average market prices of metals for the period. The presentation of average realized metal prices is not meant to be a substitute for the revenue information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

Average realized metal price represents the sale price of the underlying metal before deducting sales taxes, treatment and refining charges, and other quotational and pricing adjustments. Average realized prices are calculated as the revenue related to each of the metals sold, i.e. gold, silver and copper, divided by the quantity of the respective units of metals sold, i.e. gold ounce, silver ounce and copper pound.

EBITDA

Earnings before interest, taxes, depreciation and amortization (EBITDA). EBITDA is a non-GAAP financial measure, which excludes the following from net earnings / (loss):

•      interest expense

•      income tax expense

•      depletion, depreciation and amortization.

The company discloses EBITDA as a valuable indicator of the ability to generate liquidity by producing operating cash flow to: fund working capital needs, service debt obligations, and fund capital expenditures. The company believes that in addition to conventional measures prepared in accordance with IFRS, and certain investors use EBITDA for this purpose in evaluating the company’s performance. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or EBITDA multiple that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.

EBITDA is intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Additionally, the company’s definition is unlikely to be comparable to similar measures presented by other companies.

Adjusted EBITDA

Adjusted EBITDA further expands on the definition of EBITDA by removing the impact of non-recurring items, items not related to or having a disproportionate effect on results for a particular period and/or not directly related to the core mining business such as (a) share-based payments and other compensation, (b) reorganization costs, (c) non-recurring provisions, (d) (gains) losses on sale of assets, (e) impairment and impairment reversals of mining properties and non-operating mining properties, etc. Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance.

Adjusted EBITDA is intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Additionally, the company’s definition is unlikely to be comparable to similar measures presented by other companies.

Additional line items or subtotals in financial statements

The company uses the following additional line items and subtotals in the Consolidated Financial Statements as contemplated in IAS 1: Presentation of Financial Statements:

•      Gross margin excluding depletion, depreciation and amortization — represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization. This additional measure represents the cash contribution from the sales of metals before all other operating expenses and DDA, in the reporting period.

•      Mine operating earnings — represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization and depletion, depreciation and amortization.

•      Operating earnings — represents the amount of earnings before net finance income/expense and income tax recovery/expense.  This measure represents the amount of financial contribution, net of all expenses directly attributable to mining operations and overheads.  Finance income, finance expense and foreign exchange gains/losses are not classified as expenses directly attributable to mining operations.

•      Cash flows from operating activities before income taxes paid and net change in working capital — excludes the payments made during the period related to income taxes and tax related payments and the movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables. Working capital and income taxes can be volatile due to numerous factors, such as the timing of payment and receipt. As the company uses the indirect method prescribed by IFRS in preparing its statement of cash flows, this additional measure represents the cash flows generated by the mining business to complement the GAAP measure of cash flows from operating activities, which is adjusted for income taxes paid and tax related payments and the working capital change during the reporting period.

•      Cash flows from operating activities before net change in working capital — excludes the movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables. Working capital can be volatile due to numerous factors, such as the timing of payment and receipt.  As the company uses the indirect method prescribed by IFRS in preparing its statement of cash flows, this additional measure represents the cash flows generated by the mining business to complement the GAAP measure of cash flows from operating activities, which is adjusted for the working capital change during the reporting period.

•      Cash flows from operating activities before net change in working capital, normalized due to copper advanced sales program — excludes the impact due to the copper advanced sales program payments and deliveries that results in timing differences between the cash payment and delivery.

The company’s management believes that their presentation provides useful information to investors because gross margin excluding depletion, depreciation and amortization excludes the non-cash operating cost item (i.e. depreciation, depletion and amortization), cash flows from operating activities before net change in working capital excludes the movement in working capital items, mine operating earnings excludes expenses not directly associated with commercial production and operating earnings excludes finance and tax related expenses and income/recoveries. These, in management’s view, provide useful information of the company’s cash flows from operating activities and are considered to be meaningful in evaluating the company’s past financial performance or the future prospects.

Forward-looking statement advisory

This circular contains forward-looking statements and forward-looking information under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the company’s strategy, plans or future financial or operating performance, the outcome of the legal matters involving the damages assessments and any related enforcement proceedings. Forward-looking statements are characterized by words such as plan, expect, budget, target, project, intend, believe, anticipate, estimate and other similar words, or statements that certain events or conditions may or will occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the company’s expectations in connection with the production and exploration, development and expansion plans at the company’s projects being met, the impact of proposed optimizations at the company’s projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, goal of meeting the 40% threshold of female directors, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso and the Argentine Peso versus the US Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset disposition, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the company’s Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the company’s Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission. Although the company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of providing information about management’s current expectations and plans.

Appendix

Charter of The Board of Directors

Dated as of January 15, 2019

1.                                      General

The Board of Directors (the “Board”) is responsible for the stewardship of Yamana Gold Inc. (the “Company”), for the general supervision of the management of the business and affairs of the Company, and for acting in the best interests of the Company and its shareholders.

Directors shall exercise their business judgment in a manner consistent with their fiduciary duties. In particular, directors are required to act honestly and in good faith, with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Board discharges its responsibility for supervising the management of the business and affairs of the Company by delegating the day-to-day management of the Company to senior officers. The Board relies on senior officers to keep it apprised of all significant developments affecting the Company and its operations.

The Board discharges its responsibilities directly and through the delegation to its committees, currently consisting of the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Sustainability Committee. In addition, the Board may from time to time, appoint such additional committees as it deems necessary and appropriate in order to discharge its duties. Each committee shall have its own charter. The Board shall meet as frequently as the Board considers necessary, but not less than once each quarter, to review the business operations, corporate governance and financial results of the Company. Meetings of the Board will also include in camera meetings of the independent members of the Board without management being present.

2.                                      Composition

The Board shall be constituted at all times of a majority of “independent directors” in accordance with applicable legal requirements, including the requirements of National Policy 58-201 Corporate Governance Guidelines and the Corporate Governance Rules of the New York Stock Exchange, as such rules are revised, updated or replaced from time to time.

In addition, at least three of the independent directors shall be “independent” in accordance with applicable legal requirements for service on an audit committee.

3.                                      Responsibilities

The Board’s responsibilities shall include:

•                                          Succession planning including the selection, training, appointment, monitoring evaluation and, if necessary, the replacement of the senior management to ensure management succession.

•                                          The adoption of a strategic planning process, approval at least annually of a strategic plan that takes into account business opportunities and business risks identified by the Board and/or the Audit Committee and monitoring performance against such plans.

•                                          Overseeing the fair reporting of the Company’s financial performance to shareholders on a timely and regular basis and taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on the Company including reviewing and approving all annual and interim financial statements and related footnotes, management’s discussion and analysis, the annual information form and the management information circular.

•                                          Enhancing congruence between shareholder expectations, Company plans and management performance.

•                                          Reviewing with senior management material transactions outside the ordinary course of business and such other major corporate matters which require Board approval including but not limited to, the payment of dividends, the issue, purchase and redemption of securities, acquisitions and dispositions of material assets and material capital expenditures and approving such decisions as they arise.

•                                          Satisfying itself as to the integrity of the Executive Chairman; the Chief Executive Officer and other officers and that such officers create a culture of integrity throughout the organization.

•                                          The review and approval of corporate objectives and goals applicable to the Company’s senior management.

•                                          Ensuring that this Charter is disclosed on an annual basis to the shareholders in the Company’s management information circular prepared for the annual and general meeting of shareholders or other disclosure document or on the Company’s website.

•                                          Obtaining periodic reports from management on the Company’s operations.

•                                          Performing such other functions as prescribed by law or assigned to the Board in the Company’s constating documents and by-laws.

•                                          The assignment to the various committees of directors the general responsibility for developing the Company’s approach to: (i) corporate governance and nomination of directors; (ii) financial reporting and internal controls; (iii) compensation of officers and senior employees; and (iv) sustainability.

•                                          With the assistance of the Corporate Governance and Nominating Committee:

•                                          Developing the Company’s approach to corporate governance.

•                                          Reviewing the composition of the Board and ensuring it respects its independence criteria.

•                                          The assessment, at least annually, of the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors, including, consideration of the appropriate size of the Board.

•                                          Reviewing and approving annual disclosure of the Company’s corporate governance policies.

•                                          Ensuring that an appropriate review selection process for new nominees to the Board is in place and identifying and recommending candidates to the Board who meet the selection criteria.

•                                          Overseeing (a) the development and implementation of orientation programs for new directors; and (b) continuing education for all directors.

•                                          Approving and revising periodically the Company’s Code of Conduct (the “Code”) and other corporate governance policies (“Policies”), ensure management has established a system to enforce the Code and Policies and monitor compliance with each.

•                                          With the assistance of the Audit Committee:

•                                          Ensuring the integrity of the Company’s internal controls and management information systems.

•                                          Ensuring the Company’s ethical behaviour and compliance with laws and regulations, audit and accounting principles and the Company’s own governing documents.

•                                          Identifying the principal risks of the Company’s business and ensuring that appropriate systems are in place to manage these risks.

•                                          Reviewing the Company’s insurance program to ensure adequacy of coverage.

•                                          Reviewing and approving significant accounting and financial matters and the provision of direction to management on these matters.

•                                          Selecting, appointing, determining the remuneration of and, if necessary, replacing the independent auditors.

•                                          Assessing the independence of the auditors.

•                                          With the assistance of the Compensation Committee:

•                                          Reviewing and approving corporate goals and objectives relevant to the Executive Chairman and the Chief Executive Officer’s (“CEO”) compensation, evaluating the Executive Chairman and the CEO’s performance in light of those corporate goals and objectives, and recommending to the Board with respect to the Executive Chairman and the CEO’s compensation level based on this evaluation.

•                                          Reviewing and approving named executive officer and director compensation, incentive-compensation plans and equity-based plans.

•                                          Reviewing executive compensation disclosure before the Company publicly discloses such information.

•                                          With the assistance of the Sustainability Committee:

•                                          Reviewing and monitoring the sustainability, health, safety and environment policies and activities of the Company on behalf of the Board to ensure that the Company is in compliance with applicable laws and legislation.

•                                          Reviewing and approving annual disclosure of the Company’s sustainability, health, safety and environmental policies and activities.

•                                          Developing a corporate culture of environmental responsibility and awareness as to the importance of health and safety.

4.                                      Miscellaneous

The members of the Board are expected to attend all meetings of the Board of Directors unless prior notification of absence is provided.

The members of the Board are required to have reviewed board materials in advance of the meeting and be prepared to discuss such materials at the meeting.

The Board shall provide contact information on the website of the Company of an independent director responsible for receiving feedback from shareholders and such director will report to the whole Board on a regular basis on the feedback received.